Exhibit 99.4
Management’s Discussion
and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 15, 2022, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2021. Unless otherwise indicated, all amounts are presented in US dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 128.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “contemplate” “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccination initiatives and Covid-19 protocols at Barrick’s minesites; projected capital estimates and anticipated permitting timelines related to the Goldrush Project, as well as opportunities for development in the Red Hill mining zone during the permitting process; our plans and expected completion and benefits of our growth projects, including the Goldrush Project and construction of the twin exploration declines, Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion and mine life extension project, Bulyanhulu production ramp-up and results of the internal feasibility study, including further planned reserve conversion drilling at Deep West, Zaldívar chloride leach project, and Veladero Phase 7 leach pad and power transmission projects; capital expenditures related to upgrades and ongoing management initiatives, including at North Mara; Barrick’s global exploration strategy and planned exploration activities, including at North Leeville and the acquisition of prospecting licenses in Tanzania; the impact of Nevada’s new mining excise tax on Nevada Gold Mines and of proposed changes to the U.S. General Mining Law; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the binding Framework Agreement between Papua New Guinea and Barrick Niugini Limited (“BNL”) and the timeline for resolution of outstanding tax audits with Papua New Guinea’s Internal Revenue Commission (“IRC”); the duration of the temporary suspension of operations at Porgera and timeline to recommence operations; steps required prior to the distribution of cash and equivalents held at Kibali in banks in the Democratic Republic of Congo; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships, including the expected benefits of the South Arturo asset exchange, the sale of Lagunas Norte, and the sale of several other legacy closure properties; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets, tailings storage facility management, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and

BARRICK YEAR-END 2021	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2021	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“total cash costs per ounce”
■“C1 cash costs per pound”
■“all-in sustaining costs per ounce/pound”
■“all-in costs per ounce” and
■“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 94 to 120 . Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 121 . The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Capital Expenditures
Starting with this MD&A, we have identified minesite sustaining capital expenditures and project capital expenditures as non-GAAP financial performance measures as a result of adopting National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure issued by the Canadian Securities Administrators. We have included the required disclosures for these non-GAAP financial measures, although there is no change to our calculation of these measures.

BARRICK YEAR-END 2021	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

28	Overview
	28	Our Vision
	28	Our Business
	28	Our Strategy
	29	Financial and Operating Highlights
	32	Environmental, Social and Governance
	35	Reserves and Resources
	37	Key Business Developments
	40	Outlook for 2022
	44	Risks and Risk Management
	45	Market Overview
	47	Production and Cost Summary
49	Operating Performance
	50	Nevada Gold Mines
		52	Carlin
		55	Cortez
		57	Turquoise Ridge
		59	Other Mines - Nevada Gold Mines
	60	Pueblo Viejo
	62	Loulo-Gounkoto
	64	Kibali
	66	Veladero
	68	North Mara
	70	Bulyanhulu
	72	Other Mines - Gold
	74	Other Mines - Copper
75	Growth Project Updates
76	Exploration and Mineral Resource Management

82	Review of Financial Results
	82	Revenue
	83	Production Costs
	84	Capital Expenditures
	85	General and Administrative Expenses
	85	Exploration, Evaluation and Project Costs
	86	Finance Costs, Net
	86	Additional Significant Statement of Income Items
	87	Income Tax Expense
88	Financial Condition Review
	88	Balance Sheet Review
	88	Shareholders’ Equity
	88	Financial Position and Liquidity
	89	Summary of Cash Inflow (Outflow)
	90	Summary of Financial Instruments
91	Commitments and Contingencies
92	Review of Quarterly Results
93	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
93	IFRS Critical Accounting Policies and Accounting Estimates
94	Non-GAAP Financial Performance Measures
121	Technical Information
121	Endnotes
128	Glossary of Technical Terms
129	Mineral Reserves and Mineral Resources Tables
138	Management’s Responsibility
139	Management’s Report on Internal Control Over Financial Reporting
140	Independent Auditor’s Report
144	Financial Statements
149	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2021	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Our Business
Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in thirteen producing gold mines, including six Tier One Gold Assets1 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. Our three copper mines are located in Zambia, Chile and Saudi Arabia. Our exploration and development projects are located throughout the Americas and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

2021 REVENUE ($ millions)

Our Strategy
Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets3 and Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required internal rate of return (“IRR”) for Tier One Gold Assets and Tier Two Gold Assets is 15% and 20%, respectively, based on our long-term gold price assumption. The required IRR for Tier One Copper Assets is 15% based on our long-term copper price assumption. A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce6 over the mine life that are in the lower half of the industry cost curve. A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce6 over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound6 over the mine life that are in the lower half of the industry cost curve.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a flat management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 121.

BARRICK YEAR-END 2021	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Financial Results ($ millions)
Revenues	3,310	2,826	17%	11,985	12,595	(5%)	9,717
Cost of sales	1,905	1,768	8%	7,089	7,417	(4%)	6,911
Net earnings[a]	726	347	109%	2,022	2,324	(13%)	3,969
Adjusted net earnings[b]	626	419	49%	2,065	2,042	1%	902
Adjusted EBITDA[b]	2,070	1,669	24%	7,258	7,492	(3)%	4,833
Adjusted EBITDA margin[b,c]	63%	59%	7%	61%	59%	3%	50%
Minesite sustaining capital expenditures[b,d]	431	386	12%	1,673	1,559	7%	1,320
Project capital expenditures[b,d]	234	179	31%	747	471	59%	370
Total consolidated capital expenditures[d,e]	669	569	18%	2,435	2,054	19%	1,701
Net cash provided by operating activities	1,387	1,050	32%	4,378	5,417	(19%)	2,833
Net cash provided by operating activities margin[f]	42%	37%	14%	37%	43%	(14%)	29%
Free cash flow[b]	718	481	49%	1,943	3,363	(42%)	1,132
Net earnings per share (basic and diluted)	0.41	0.20	105%	1.14	1.31	(13%)	2.26
Adjusted net earnings (basic)[b] per share	0.35	0.24	46%	1.16	1.15	1%	0.51
Weighted average diluted common shares (millions of shares)	1,779	1,779	0%	1,779	1,778	0%	1,758
Operating Results
Gold production (thousands of ounces)[g]	1,203	1,092	10%	4,437	4,760	(7%)	5,465
Gold sold (thousands of ounces)[g]	1,234	1,071	15%	4,468	4,879	(8%)	5,467
Market gold price ($/oz)	1,795	1,790	0%	1,799	1,770	2%	1,393
Realized gold price[b,g] ($/oz)	1,793	1,771	1%	1,790	1,778	1%	1,396
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,075	1,122	(4)%	1,093	1,056	4%	1,005
Gold total cash costs[b,g] ($/oz)	715	739	(3)%	725	699	4%	671
Gold all-in sustaining costs[b,g] ($/oz)	971	1,034	(6)%	1,026	967	6%	894
Copper production (millions of pounds)[g]	126	100	26%	415	457	(9%)	432
Copper sold (millions of pounds)[g]	113	101	12%	423	457	(7%)	355
Market copper price ($/lb)	4.40	4.25	4%	4.23	2.80	51%	2.72
Realized copper price[b,g] ($/lb)	4.63	3.98	16%	4.32	2.92	48%	2.77
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.21	2.57	(14)%	2.32	2.02	15%	2.14
Copper C1 cash costs[b,g] ($/lb)	1.63	1.85	(12)%	1.72	1.54	12%	1.69
Copper all-in sustaining costs[b,g] ($/lb)	2.92	2.60	12%	2.62	2.23	17%	2.52
	As at 12/31/21	As at 9/30/21	Change	As at 12/31/21	As at 12/31/20	Change	As at 12/31/19
Financial Position ($ millions)
Debt (current and long-term)	5,150	5,154	0%	5,150	5,155	0%	5,536
Cash and equivalents	5,280	5,043	5%	5,280	5,188	2%	3,314
Debt, net of cash	(130)	111	(217)%	(130)	(33)	294%	2,222
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $4 million and $15 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $4 million; 2020: $24 million; 2019: $11 million).
f.Represents net cash provided by operating activities divided by revenue.
g. On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d],	COPPER COST OF SALES[c], C1 CASH COSTS[d],
AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

ADJUSTED EBITDA[d] AND ADJUSTED EBITDA MARGIN[e]	CAPITAL EXPENDITURES ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	SHAREHOLDER DISTRIBUTIONS[f] (cents per share)

a.On an attributable basis.
b.Based on the midpoint of the guidance range.
c.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
e.Represents adjusted EBITDA divided by revenue.
f.Dividend per share declared in respect of the stated period. Return of capital distribution was paid contemporaneously with the dividend for that period.

BARRICK YEAR-END 2021	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings6 - three months ended December 31, 2021 versus September 30, 2021
Net earnings attributable to equity holders of Barrick ("net earnings") for the three months ended December 31, 2021 were $726 million compared to $347 million in the prior quarter. The increase was primarily due to a $205 million gain on the sale of Lone Tree in addition to the drivers described immediately below.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $626 million for the three months ended December 31, 2021 was $207 million higher than the prior quarter. The increase in adjusted net earnings6 was mainly due to an increase in gold sales volumes and lower cost of sales per ounce/pound6. This was combined with a higher realized copper price6 of $4.63 per pound for the three months ended December 31, 2021, compared to $3.98 per pound in the prior quarter and to a lesser extent, a higher realized gold price6 of $1,793 per ounce for the three months ended December 31, 2021, compared to $1,771 per ounce in the prior quarter.
The significant adjusting item in the three months ended December 31, 2021 was $109 million ($198 million before tax and non-controlling interest) in acquisition/disposition gains, primarily resulting from the sale of Lone Tree.
Refer to page 94 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - year ended December 31, 2021 versus December 31, 2020
Net earnings for the year ended December 31, 2021 were $2,022 million compared to $2,324 million in the prior year. The decrease was primarily due to:
■a net impairment reversal of $91 million ($304 million before tax) resulting from the Framework Agreement with the Government of Tanzania (“GoT”) being signed and made effective in the first quarter of 2020 occurring in the prior year;
■a gain of $172 million ($180 million before tax and non-controlling interest) in acquisitions/dispositions, primarily resulting from the sale of Eskay Creek, Massawa, Morila and Bullfrog, occurring in the prior year;
■a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals (“Wheaton”), occurring in the prior year; and
■$125 million in current year significant tax expense items mainly due to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that Nevada Gold Mines (“NGM”) did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions compared to $119 million of prior year significant positive tax items related to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT.

These impacts were partially offset by current year positive items consisting of:
■a gain of $94 million ($213 million before tax and non-controlling interest) in acquisition/disposition gains, primarily resulting from the sale of Lone Tree; and
■an impairment reversal of $64 million ($63 million before tax and non-controlling interests), primarily resulting from the sale of our 100% interest in the Lagunas Norte mine, occurring in the current year.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $2,065 million for the year ended December 31, 2021 was $23 million higher than the prior year. The increase in adjusted net earnings6 was primarily due to a higher realized copper price6 of $4.32 per pound in 2021 compared to $2.92 per pound in the prior year and to a lesser extent, a higher realized gold price6 of $1,790 per ounce in 2021 compared to $1,778 per ounce in the prior year. These impacts were largely offset by a decrease in gold and copper sales volumes and higher cost of sales per ounce/pound7.
Refer to page 94 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow6 - three months ended December 31, 2021 versus September 30, 2021
In the three months ended December 31, 2021, we generated $1,387 million in operating cash flow, compared to $1,050 million in the prior quarter. The increase of $337 million was primarily due to lower cash taxes paid, combined with an increase in realized gold and copper prices6 as well as higher gold and copper sales volumes. Operating cash flow was further impacted by lower cost of sales per ounce/pound7. These impacts were partially offset by an unfavorable movement in working capital, mainly in other current assets and receivables, which was partially offset by a favorable movement in inventory.
Free cash flow6 for the three months ended December 31, 2021 was $718 million, compared to $481 million in the prior quarter, reflecting higher operating cash flows, partially offset by higher capital expenditures. In the three months ended December 31, 2021, capital expenditures on a cash basis were $669 million compared to $569 million in the prior quarter due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. The increase in minesite sustaining capital expenditures6 is primarily at Lumwana due to new mining equipment and stripping, at North Mara resulting from the initial capital spend on the restart of the open-pit mine and at Bulyanhulu, mainly related to the long-term underground fleet. Higher project capital expenditures6 is attributed to the plant expansion and mine life extension project at Pueblo Viejo, the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, and the commencement of construction for the Phase 7A leach pad at Veladero.

Factors affecting Operating Cash Flow and Free Cash Flow6 - year ended December 31, 2021 versus December 31, 2020
For the year ended December 31, 2021, we generated $4,378 million in operating cash flow, compared to $5,417 million in the prior year. The decrease of $1,039 million was primarily due to higher cash taxes paid, lower gold and copper sales volumes and higher cost of sales per ounce/

BARRICK YEAR-END 2021	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
pound7. This was partially offset by higher realized gold and copper prices6.
For 2021, we generated free cash flow6 of $1,943 million compared to $3,363 million in the prior year. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In 2021, capital expenditures on a cash basis were $2,435 million compared to $2,054 million in the prior year, mainly due to higher project capital expenditures6. The increase in project capital expenditures6 is mainly attributable to the Pueblo Viejo plant expansion and mine life extension project, as well as the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, partially offset by a decrease at Carlin due to lower cost development and exploration activities at Goldrush underground.

Environmental, Social and Governance ("ESG")
At Barrick, sustainability is entrenched in our DNA.
Our sustainability strategy has four main pillars: (1) ensuring we respect human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. We established the Environmental and Social Oversight Committee ("E&S Committee") to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board's Environmental, Social, Governance & Nominating Committee (“ESG & Nominating Committee”), formerly known as the Corporate Governance & Nominating Committee. The change to this Committee's name was approved by the Board on February 15, 2022, to better reflect the critical role this Committee plays in overseeing Barrick's sustainability performance. The reports are reviewed to ensure the implementation of our sustainability policies and drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Sustainability is a fundamental business priority for the company and this was reflected in the S&P Global Corporate Sustainability Assessment as Barrick retained its listing in the prestigious Dow Jones Sustainability Index’s (“DJSI”) World Index, ranking in the 95th percentile of all mining companies assessed.
This is the 14th consecutive year Barrick has been listed in the DJSI World Index, in which 2,500 companies are evaluated against governance, social performance, environmental management and economic contribution factors to identify the top 10 percent or “best in class” performers in every industry. The DJSI World Index is the longest-running global sustainability benchmark worldwide and has become the key reference point in sustainability investment.
Our strong performance was demonstrated by scoring full marks (100th percentile) in the categories of environmental reporting, water-related risks, social reporting and human rights, and improved scores in policy influence, operational eco-efficiency, biodiversity and occupational health and safety.
This performance reinforces our sustainability strategy, policies, procedures and management and is reflected in some of our performance metrics through the year, with a trend of continued performance improvement since the merger of Barrick and Randgold Resources (the “Merger”).
Throughout the year, we have been tracking our progress against our Sustainability Scorecard, which we introduced as part of our 2019 Sustainability Report. Our motivation for developing the scorecard was to both transparently disclose to external stakeholders what we viewed as the most important ESG metrics in the industry and our performance against them, while also driving internal improvement at a regional and site level.
Our performance on the scorecard accounts for 25% of the long-term incentive awards for senior leaders in 2021 as part of the Barrick Partnership Plan. Overall, we have improved our score and were it not for the tragic fatalities late in the year we would have seen an increase in our grade to A. We, however, have a zero tolerance for fatalities and as a result remain at a B grade, unchanged from 2020 (on a scale where A represents top performance and E represents bottom performance). As we strive for continued performance, the 2022 Sustainability Scorecard targets and metrics will be updated.
In late 2021 and early 2022, we actively sought feedback by reaching out to a number of our largest shareholders owning over 30% of our issued and outstanding common shares (as of December 31, 2021). Our Lead Director and the Chair of the Compensation Committee participated in these discussions which covered a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, continued active oversight during the Covid-19 pandemic, and executive compensation matters, as well as key governance priorities, including Board composition and renewal. The meetings were an instructive two-way discussion where we heard about our shareholders’ priorities, discussed Barrick’s sustainability vision and provided an opportunity for our performance to be constructively challenged. Sustainability-related topics and

BARRICK YEAR-END 2021	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
key areas of concern are shared and provided as part of our annual ESG materiality assessment.

Human rights
In December 2021, coinciding with the United Nations International Human Rights Day, we published our first, post-Merger, Human Rights Report. This report details how we embed our human rights policy throughout the organization and our commitment to respect human rights at every site. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and facilitate access to remedies.
The report follows the United Nations Guiding Principles (“UNGP”) Reporting Framework and described some of the challenges faced and lessons learned as we work to continually improve our human rights performance.
Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, and disciplinary action and remedy.
We continue to provide security and human rights training to security forces across our sites. In the first quarter of 2022, we will publish our annual Voluntary Principles on Security and Human Rights Plenary Report, which will include a full detailed report as part of a three-year reporting cycle.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”
To achieve this, we continue to implement our “Journey to Zero Harm” initiative. This is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.
We report our safety performance quarterly as both part of our E&S Committee meetings and to the Board's ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
We achieved our target to certify all operational sites to the internationally recognized ISO 45001 standard by the end of 2021.
Safety key performance indicators for the fourth quarter of 2021 include our Lost Time Injury Frequency Rate ("LTIFR")8 at 0.42 and our Total Recordable Injury Frequency Rate ("TRIFR")8 at 1.57. Our annual indicators for 2021 was LTIFR at 0.38, a 12% increase from 2020, and TRIFR at 1.47, which was an improvement of 13% from 2020.
The indicator that is the most meaningful, however, is the two fatalities we had in 2021. The first was on July 14, 2021, when an incident occurred at Hemlo which resulted in the tragic fatality of an employee from our underground mining contractor. The second was on September 1, 2021, when an incident at Tongon resulted in the tragic fatality of a drilling contractor. Unfortunately, we also had an incident on January 17, 2022 at North Mara, which resulted in a fatality of a contractor. A full investigation into the cause of the fatality is ongoing.
We have held numerous regional and group workshops to strategize and improve our safety approach and action plans. One such initiative to improve safety is its consideration as part of the recruitment and retention process. Safety starts with our people and their behavior, and this means ensuring we attract people who live and demonstrate safe behavior and do not compromise on safety standards.
We continue to focus on safeguarding our employees and operations from Covid-19. Strict Covid-19 screening and prevention measures remain in place at our mine gates, including ‘test to enter’ policies at some higher risk operations. We have undertaken extensive vaccination awareness campaigns to encourage uptake of the vaccines by our employees. To date, approximately 59% of our employees are fully vaccinated, and a further 8% are partially vaccinated.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. The approach is encapsulated in three concepts:
Paying our fair share of taxes: the taxes, royalties and dividends we pay provide significant income for our host countries and help fund vital services and infrastructure. We report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”). In addition, we plan to publish our first annual tax contribution report in April 2022 covering the 2021 year, which will highlight our overall contribution to our host countries. Our comprehensive tax policy covers governance, tax risk management, tax planning principles, compliance, relationships with tax authorities as well as transparency and disclosure.
Prioritizing local hiring and buying: the employment opportunities created by our presence in a community is one of our largest social and economic contributions to our host communities and countries. Our aim is to maximize this contribution. We work to identify and nurture local talent at every level of our business through a range of skills and formal training. We also strive to maximize the value that stays in our communities and countries of operation through procurement processes that prioritize local companies, followed by those from the larger region or host country.
Investing in community-led development initiatives: we believe that no one knows the needs of local communities better than the communities themselves. We have community development committees (“CDCs”) established at every operating site. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders, community members, as well as representatives from local women and youth groups.
For 2021, we invested approximately $26.5 million in local community development projects. Some community initiatives include the following:
■At NGM, a Cultural Awareness video was created in partnership with the local Tribes to better

BARRICK YEAR-END 2021	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
educate the workforce on cultural awareness. This video was a request from Tribal Leaders in our partnering communities due to the mine sites being located on or around traditionally inhabited lands of the Western Shoshone, Northern Paiute, and Goshute people. The video will be used to train NGM's entire workforce on an annual basis.
■At Veladero, seven water treatment plants were commissioned in Bella Vista and Villa Iglesia to provide potable water for the communities. Beneficiaries include over 7,000 people from Iglesia.
■At Loulo-Gounkoto, we undertook a socioeconomic study and validation workshop to understand community needs and identify major projects for development. Outputs will be used to issue a 5-year development plan for Kenieba.

Environment
Being responsible stewards of the environment is the third pillar of our sustainability strategy. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to a changing climate, and protection of biodiversity are key focuses.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents throughout 2021.

Climate Change
The Board’s ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our impacts on climate change; and (3) improve our disclosure on climate change. Our climate disclosure is based on the recommendations of the Task Force for Climate-related Financial Disclosures ("TCFD").
We are also acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations who are often most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets1, to assess site-specific climate related risks and opportunities.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socioeconomic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations.

Improve our disclosure on climate change
As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.
Our CDP scores were positive and although we maintained our B score for Water Security, we improved our Climate Change score a full grade from a C in 2020 to B in 2021. We are also pleased to score as industry leaders for several indicators. For Climate Change, we scored as industry leaders for Governance, Emission Reduction Initiatives, as well as Scope 1 & 2 Emissions. Similarly we achieved industry leader scores in Water-Related Opportunities, Integrated Approach to Environmental Challenges and Business Impacts for Water Security.

Emissions
As detailed in our 2020 Sustainability Report, Barrick’s GHG emissions reduction target is for a minimum 30% reduction by 2030, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
Our GHG emissions for 2021 were 7,096kt CO2-e10 (Scope 1 and Scope 2: Market-Based), representing a 5.9% reduction from our 2018 baseline. The reduction in our market-based emissions are due to the extensive effort by Nevada Gold Mines to implement Power Purchase Agreements that prioritize renewable energy and maximize power usage from our own power plants.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.

BARRICK YEAR-END 2021	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In 2021, we reviewed our definition of water stress against global reporting, disclosure frameworks and tools which helped define our operations that are exposed or potentially exposed to water stress, either in terms of water scarcity or surplus water. Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the International Council on Mining and Metals’ (“ICMM”) Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We are pleased that our 2021 water recycling and reuse rate of 83% was above our annual target of 80%.

Tailings
We are committed to ensuring our tailings storage facilities ("TSFs") meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We continue to progress our compliance to the Global Industry Standard for Tailings Management ("GISTM"), and have completed the consequence classification for a majority of sites. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by the ICMM.
Since we assumed operating control of the mines previously managed by Acacia Mining plc (“Acacia”) in 2019, a critical project has been the corrective management and responsible operations of the North Mara TSF. At the time we assumed operational control, the TSF had 7.5 million cubic meters of water and was operating well above its design capacity; an Environmental Protection Order had been issued to Acacia by the authorities to close the TSF. To safely reopen the TSF, one of the commitments agreed between Barrick and the Government of Tanzania was to reduce the water in the TSF to below 800,000 cubic meters by the end of 2021. After an exceptional team effort, approximately $60 million in capital investment for water treatment, as well as extensive studies, we achieved the target ahead of schedule.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We established a target to develop Biodiversity Action Plans (“BAPs”) for all our operational sites by the end of 2021. We achieved this target and are in the process of implementing these BAPs, which outline our strategy to achieve net-neutral impacts and associated management plans. In 2021, we disclosed our first CDP questionnaire for forests, which incorporates biodiversity disclosures. Although the CDP forests questionnaires are not yet scored for the metals and mining industry, we feel biodiversity disclosures are imperative for the industry and are currently under-reported.
We have made progress in developing conservation and offset projects, including sagebrush and mule habitats in Nevada, forestry conservation in Zambia and establishing a partnership at the Fina Reserve in Mali.

Reserves and Resources11
For full details of our mineral reserves and mineral resources, refer to page 129 of the Fourth Quarter 2021 Report.

Gold Reserves
Barrick’s 2021 mineral reserves are estimated using a gold price assumption of $1,200 per ounce and are reported to a rounding standard of two significant digits, both unchanged from 2020. As of December 31, 2021, Barrick’s proven and probable gold reserves were 69 million ounces12 at an average grade of 1.71 g/t, compared to 68 million ounces13 at an average grade of 1.66 g/t in 2020. Year-over-year, grade has increased by approximately 3%, while reserves have increased by approximately 1.5%. Notably, this year-over-year change incorporates the net removal of 0.91 million ounces from mineral reserves, due to the expected change in our equity interest in Porgera from 47.5% to 24.5%, partially offset by the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 40% of South Arturo that NGM did not already own. Excluding the impact of these changes, reserve replacement was 150% of depletion. Similarly, when adjusting for the above ownership changes, the net increase in reserves year-over-year is approximately 3%.
Mineral reserve growth, net of depletion, was achieved at three of Barrick’s Tier One Gold Assets1 - Kibali, Cortez and Turquoise Ridge - while Bulyanhulu, North Mara, and Phoenix also all achieved this milestone. This further moves the Bulyanhulu and North Mara mines closer to potential Tier One status as a combined complex, while the Covid-19 pandemic continued to impact drilling activities at Veladero. Our core focus on geological modeling is delivering results with year-over-year mineral reserves growing, net of depletion.
During 2021, the Company converted a net of 8.1 million ounces to attributable proven and probable reserves. Compared to mining depletion of 5.4 million ounces, this represents an impressive 150% replacement of ounces.
The Africa & Middle East region converted a net of 3.1 million ounces to attributable proven and probable reserves, before depletion, with contributions from Loulo-Gounkoto, Kibali, North Mara, Bulyanhulu and Tongon. At Loulo-Gounkoto, this was principally from extensions at the Yalea, Gara and Gounkoto underground mines. At Kibali, this was driven by the addition and expansion of multiple open pits, together with the Karagba, Chauffeur and Durba (“KCD”) underground extensions of the 3,000 and 9,000 lodes. Given the year-over-year growth from the open pits, the average grade of proven and probable mineral reserves at Kibali has decreased from 3.84 g/t to 3.60 g/t. However, this growth continues to support a balanced and flexible underground and open-pit feed blend. We have now achieved a similar optimized and balanced life of mine profile at North Mara, with conversions in 2021 driven by extensions to the Gokona, Gena and Rama pits.
The North America region converted a net of 5.3 million ounces to attributable proven and probable reserves, primarily from Cortez and Turquoise Ridge, before depletion. At Cortez, the increase in reserves was driven by the completion of the Goldrush Underground feasibility study, while additions at Turquoise Ridge were driven by

BARRICK YEAR-END 2021	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
improvements to geological models. The core focus on improving geological models is a key contributor to mineral resource and reserve growth at Nevada Gold Mines.
In the Latin America & Asia Pacific region, there was a net reduction of 0.3 million ounces before depletion in 2021, mainly as the drilling required to convert resources into reserves was unable to be completed due to the impact of Covid-19 at Veladero. The potential for reserve conversion remains at Pueblo Viejo, where a significant indicated resource base requires the completion of a tailings expansion study to support the potential conversion to reserves. For further information on the Pueblo Viejo Plant Expansion and Mine Life Extension Project, please refer to the Growth Project Updates section of this MD&A.

ATTRIBUTABLE CONTAINED GOLD RESERVES12,13,a (Moz)
a Figures rounded to two significant digits.

Gold Resources
In 2021, all mineral resources were estimated using a gold price assumption of $1,500 per ounce, unchanged from 2020. Barrick’s mineral resources for 2021 continue to be reported on an inclusive basis, incorporating all areas that form mineral reserves. All open-pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within optimized mining shapes. Excluding the impact of the expected change in equity interest at Porgera, the disposal of Lagunas Norte, and the South Arturo asset exchange with i-80 Gold, Barrick’s total attributable mineral resources grew in 2021 by an impressive 126%, net of depletion. This growth in total mineral resources stems from a combination of our increased confidence in our geological models as well as a more integrated approach to our mine planning, resulting in improved optimizations that ultimately support increased mineral resource conversion. In particular, this is reflected in both the open pit and underground interface studies of the Gokona deposit at North Mara, and the extension of the Deep West zone at Bulyanhulu and across our portfolio at Nevada Gold Mines. This integrated planning approach continues to gather momentum.
Growth in total attributable mineral resources for North America, net of depletion, was encouraging. At Carlin, optimized pit shells at both Gold Quarry and South Arturo delivered year-over-year total open-pit resource growth at consistent grades. Notably at Gold Quarry, the mineral resource estimates were further optimized based on process routing options only made possible with the multiple processing facilities available following the formation of NGM. Within Leeville at Carlin, drilling at Turf and West Leeville, along with improved mine designs, delivered total mineral resource growth, net of depletion. Drilling at the Ren and North Leeville underground projects delivered maiden additions to the resource base, and are expected to be growth areas for Carlin into the future with mineralization open in all directions. At Cortez, total mineral resource growth was principally driven by the Robertson open pit and to a lesser extent, updated geological modeling and mine design improvements at Goldrush, Crossroads and Cortez Hills Underground. A portion of inferred resources were upgraded to the indicated category at Robertson which, together with year-over-year total mineral resource growth, supports our plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025.
Challenging operating environments throughout Latin America due to the Covid-19 pandemic impacted drilling activities in 2021. However, we continued our focus on geological and metallurgical studies to grow our understanding of Veladero, Pascua-Lama and Alturas-Del Carmen over the course of the year.
Barrick’s resources are reported to a rounding standard of two significant digits, unchanged from 2020. As of December 31, 2021, Barrick’s attributable measured and indicated resources were 160 million ounces12 at an average grade of 1.50 g/t Au. This compares to measured and indicated resources of 160 million ounces13 at an average grade of 1.52 g/t Au in 2020. As of December 31, 2021, Barrick’s attributable inferred resources were 42 million ounces12 at an average grade of 1.3 g/t Au. This compares to inferred resources in 2020 of 43 million ounces13 at an average grade of 1.4 g/t Au.

Copper
Copper mineral reserves for 2021 are estimated using a copper price of $2.75 per pound and mineral resources are estimated at $3.50 per pound, both unchanged from 2020. Copper reserves and resources for 2021 are reported to a rounding standard of two significant digits, also unchanged from 2020.
As of December 31, 2021, attributable proven and probable copper mineral reserves were 12 billion pounds12 at an average grade of 0.38%. This compares to 13 billion pounds13 at an average grade of 0.39% in the prior year.
Attributable measured and indicated copper mineral resources were 24 billion pounds12 at an average grade of 0.35%, and inferred copper mineral resources were 2.1 billion pounds12 at an average grade of 0.2% as of December 31, 2021. This compares to prior year attributable measured and indicated copper mineral resources of 25 billion pounds12 at an average grade of 0.36%, and inferred copper mineral resources of 2.2 billion pounds13 at an average grade of 0.2%.
2021 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

ATTRIBUTABLE CONTAINED COPPER RESERVES12,13,a (Blb)
a Figures rounded to two significant digits.

BARRICK YEAR-END 2021	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Key Business Developments
2021 Highlights
■Gold and copper production achieves guidance for third consecutive year with the Africa & Middle East and Latin America & Asia Pacific regions at the top end of guidance;
■Record $1.4 billion in total cash returns paid to shareholders in 2021, inclusive of a $750 million return of capital distribution;
■Announcement of performance dividend policy and share buyback program for up to $1.0 billion starting in 2022, further demonstrates our strong commitment to return surplus funds to shareholders;
■Disciplined operational execution in achieving production guidance highlights benefit and flexibility of six Tier One Gold Assets1, notwithstanding a mechanical mill failure at Carlin;
■Our decentralized and agile management structure mitigated the flow-through challenges created by the Covid-19 pandemic such as supply chain pressures and tighter labor markets;
■Kibali paid a total of $200 million in dividends over the course of the second half of 2021, providing a mechanism for repatriation of cash from the Democratic Republic of Congo;
■Further optimization and simplification of the North America portfolio with the successful asset exchange of Lone Tree to i-80 Gold Corp. for the remaining 40% of South Arturo that Nevada Gold Mines did not already own
■Successfully completed the sale of Lagunas Norte as well as the sale or option of seven legacy closure properties over the past 18 months, in line with our strategy of divesting non-core assets and portfolio optimization
■Achieved zero debt, net of cash at the end of 2021 for the second straight year-end, notwithstanding record cash returns to shareholders during the year of $1.4 billion
■Further ounces added to our 10-year production outlook, highlighting the quality of our portfolio and ability to generate strong cash flow well into the future;
■Attributable gold reserves replaced 150% of depletion, before acquisition and equity changes related to South Arturo and Porgera, at a higher grade;
■Future reserve replacement and 10-year production outlook reinforced by a robust pipeline of advanced exploration targets;
■Generative work drives a newly invigorated exploration team into under-explored and prospective new frontiers;
■Reinforced our industry-leading approach to ESG by further enhancement to our Sustainability Scorecard, designed to ensure transparent reporting that aligns key performance indicators against strategic priorities; and
■Completed the implementation of SAP at our operations throughout the Americas and Africa, which has allowed us to significantly simplify our systems landscape by decommissioning several legacy Enterprise Resource Planning (ERP) platforms.

Covid-19 pandemic
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Barrick has a strong culture of caring for the welfare of its employees and communities.  Our well-established prevention practices and procedures, as well as the experience we gained in past years from managing two Ebola outbreaks around our African operations, has assisted us with managing this unprecedented challenge.  We continue to work actively in supporting government responses to the Covid-19 pandemic including vaccination programs, financial assistance as well as using our supply chain to secure key supplies for the benefit of the communities in which we operate.
Our preference for employing local nationals where we operate rather than expatriates, means that we are not dependent upon a workforce traveling to site on a regular basis from other parts of the globe. We continue to enforce certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the commissioning of the Phase 6 leach pad was delayed to the second quarter of 2021 following movement restrictions implemented by the government of Argentina during the construction phase. Hemlo also experienced a slower ramp-up of underground development in 2021 due to Covid-19 movement restrictions which impacted production.
Our ongoing vigilance around social distancing, screening and contact tracing has allowed our sites to continue to produce and sell their production as well as keep our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the continued delivery of strong operating cash flow since the onset of the pandemic.
We believe that our focus on strengthening our balance sheet in recent years has given us the financial flexibility to endure any short-term impacts to our operations, affording us the opportunity to participate in our industry's inevitable consolidation.  We have $5.3 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute on our strategic goals.
Although the global rollout of vaccination programs is progressing, we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm and take advantage of any value opportunities should they present themselves.

Performance Dividend Policy
At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. This performance dividend calculation will commence after our March 31, 2022 consolidated balance sheet, with a potential payment in the second quarter of the year.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

BARRICK YEAR-END 2021	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program
At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was effected in three equal tranches of $250 million. The first tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021. The second tranche was paid on September 15, 2021, to shareholders of record at the close of business on August 31, 2021. The third tranche was paid on December 15, 2021, to shareholders of record at the close of business on November 30, 2021.
This return of capital distribution demonstrated Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy stated at the time of the Randgold merger announcement in September 2018. Since that time, the quarterly dividend has more than tripled and together with this capital distribution, established one of the industry's leading returns for shareholders in 2021.

Sale of Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. ("Boroo") for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 21 of the Financial Statements for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021, based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

Acquisition of South Arturo Non-Controlling Interest
On September 7, 2021, Barrick announced it had entered into a definitive asset exchange agreement (the "Exchange Agreement") with i-80 Gold Corp. ("i-80 Gold") to acquire the 40% interest in South Arturo that NGM did not already own, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which were in care and maintenance at the time. The exchange transaction closed on October 14, 2021.
The Exchange Agreement provides for payment to NGM of contingent consideration of up to $50 million based on mineral resources from the Lone Tree property. In connection with the asset exchange, NGM also entered into toll-milling agreements providing i-80 Gold with interim processing capacity at NGM’s autoclave facilities until the earlier of the three-year anniversary of the asset exchange and the date on which the Lone Tree facility is operational, and separately at NGM’s roaster facilities for a 10-year period, which was assigned a fair value of $nil. In addition, each party assumed the environmental liabilities and closure bonding for their acquired properties. In conjunction with the closing of the transaction, on October 14, 2021, NGM subscribed for $48 million in common shares of i-80 Gold.
We assigned a fair value of $175 million to the transaction and recognized a gain of $205 million in the fourth quarter of 2021 in relation to the disposition of Lone Tree. Lone Tree was in a net liability position, which resulted in a gain that exceeded the fair value. In addition, we recognized a loss of $85 million in equity in the fourth quarter, representing our share of the difference between the carrying value of the South Arturo non-controlling interest and the fair value of the transaction.

Porgera Special Mining Lease Extension
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the

BARRICK YEAR-END 2021	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. These include a Shareholders Agreement among the shareholders of a new Porgera joint venture company, an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new Special Mining Lease (“SML”) that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2021 guidance and will also be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

Global Exploration Executive Changes
On November 1, 2021, after 33 years of distinguished service, Rob Krcmarov transitioned from his position as Executive Vice-President, Exploration to a new role as technical advisor to Barrick. During his career with the Company, Mr. Krcmarov has led teams that have discovered and delineated multiple ore bodies for Barrick, including the world-class Goldrush deposit.
On November 3, 2021, Joel Holliday was appointed to the role of Executive Vice-President, Exploration, assuming leadership of Barrick’s global exploration team. Mr. Holliday has served as Barrick’s Senior Vice-President for Global Exploration since the merger with Randgold Resources. Prior to the merger, Mr. Holliday served as Randgold’s Group Executive Exploration.

North America Regional Management Changes
Catherine Raw, Chief Operating Officer, North America, decided to return to the United Kingdom and departed Barrick on December 31, 2021.
On January 6, 2022, Barrick announced that Christine Keener will be appointed Chief Operating Officer of the North America region commencing in February 2022. Ms. Keener has extensive experience in finance, strategy, commercial and operational roles. Prior to joining Barrick, Ms. Keener was Vice-President Operations, Europe and North America of Alcoa Corporation.

BARRICK YEAR-END 2021	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2022

Operating Division Guidance
Our 2021 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6 and 2022 forecast gold and copper production, cost of sales, total cash costs6 and all-in sustaining costs6 ranges by operating division are as follows:

Operating Division	2021 attributable production (000s ozs)	2021 cost of sales[a] ($/oz)	2021 total cash costs[b] ($/oz)	2021 all-in sustaining costs[b] ($/oz)	2022 forecast attributable production (000s ozs)	2022 forecast cost of sales[a] ($/oz)	2022 forecast total cash costs[b] ($/oz)	2022 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	923	968	782	1,087	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100
Cortez (61.5%)[d]	509	1,122	763	1,013	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090
Turquoise Ridge (61.5%)	334	1,122	749	892	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010
Phoenix (61.5%)	109	1,922	398	533	90 - 120	2,000 - 2,080	720 - 780	890 - 970
Long Canyon (61.5%)	161	739	188	238	40 - 50	1,420 - 1,500	540 - 600	540 - 620
Nevada Gold Mines (61.5%)	2,036	1,072	705	949	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070
Hemlo	150	1,693	1,388	1,970	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590
North America	2,186	1,115	752	1,020	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	488	896	541	745	400 - 440	1,070 - 1,150	670 - 730	910 - 990
Veladero (50%)	172	1,256	816	1,493	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350
Porgera (47.5%)[e]	—	—	—	—	—	—	—	—
Latin America & Asia Pacific	660	1,028	622	969	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	560	1,049	650	970	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020
Kibali (45%)	366	1,016	627	818	340 - 380	990 - 1,070	600 - 660	800 - 880
North Mara (84%)	260	966	777	1,001	230 - 260	820 - 900	670 - 730	930 - 1,010
Bulyanhulu (84%)	178	1,079	709	891	180 - 210	950 - 1,030	630 - 690	850 - 930
Tongon (89.7%)	187	1,504	1,093	1,208	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480
Africa & Middle East[f]	1,591	1,092	740	968	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[g,h,i]	4,437	1,093	725	1,026	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

	2021 attributable production (M lbs)	2021 cost of sales[a] ($/lb)	2021 C1 cash costs[b] ($/lb)	2021 all-in sustaining costs[b] ($/lb)	2022 forecast attributable production (M lbs)	2022 forecast cost of sales[a] ($/lb)	2022 forecast C1 cash costs[b] ($/lb)	2022 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	242	2.25	1.62	2.80	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40
Zaldívar (50%)	97	3.19	2.38	2.94	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80
Jabal Sayid (50%)	76	1.38	1.18	1.33	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60
Total Copper[h]	415	2.32	1.72	2.62	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Includes our share of South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the exchange transaction which closed on October 14, 2021. Please refer to page 37 for more details.
d.Includes Goldrush.
e.Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 72 for further details.
f.2021 results include Buzwagi until the end of the third quarter of 2021.
g.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
h.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The company-wide 2021 results and 2022 guidance ranges exclude Pierina, Lagunas Norte, Golden Sunlight, and include Buzwagi until the end of the third quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.
i.Includes corporate administration costs.

BARRICK YEAR-END 2021	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2021 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures and 2022 forecast gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2021 Guidance[a]	2021 Actual	2022 Guidance[a]
Gold production
Production (millions of ounces)	4.40 - 4.70	4,437	4.20 - 4.60
Gold cost metrics
Cost of sales - gold ($ per oz)	1,020 - 1,070	1,093	1,070 - 1,150
Total cash costs ($ per oz)[b]	680 - 730	725	730 - 790
Depreciation ($ per oz)	300 - 330	326	300 - 330
All-in sustaining costs ($ per oz)[b]	970 - 1,020	1,026	1,040 - 1,120
Copper production
Production (millions of pounds)	410 - 460	415	420 - 470
Copper cost metrics
Cost of sales - copper ($ per lb)	1.90 - 2.10	2.32	2.20 - 2.50
C1 cash costs ($ per lb)[b]	1.40 - 1.60	1.72	1.70 - 1.90
Depreciation ($ per lb)	0.60 - 0.70	0.70	0.70 - 0.80
All-in sustaining costs ($ per lb)[b]	2.00 - 2.20	2.62	2.70 - 3.00
Exploration and project expenses	280 - 320	287	310 - 350
Exploration and evaluation	230 - 250	186	180 - 200
Project expenses	50 - 70	101	130 - 150
General and administrative expenses	~190	151	~180
Corporate administration	~130	118	~130
Stock-based compensation[c]	~60	33	~50
Other expense (income)	80 - 100	(67)	50 - 70
Finance costs, net	330 - 370	355	330 - 370
Attributable capital expenditures[d]
Attributable minesite sustaining[b,d]	1,250 - 1,450	1,364	1,350 - 1,550
Attributable project[b,d]	550 - 650	587	550 - 650
Total attributable capital expenditures[d]	1,800 - 2,100	1,951	1,900 - 2,200

a.Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our 2021 and 2022 guidance excludes Porgera. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 72 for further details.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.2021 actual results are based on a US$19.00 share price and 2022 guidance is based on a one-month trailing average ending December 31, 2021 of US$19.23 per share.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu and our 50% share of Zaldívar and Jabal Sayid.

BARRICK YEAR-END 2021	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2022 Guidance Analysis
Estimates of future production, cost of sales per ounce7, total cash costs per ounce6 and all-in sustaining costs per ounce6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 24 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
We expect 2022 gold production to be in the range of 4.2 to 4.6 million ounces, anchored by stable year-over-year performance across our portfolio of six Tier One Gold Assets1, highlighting the importance of a world-class asset base in delivering consistent performance.
Our 2022 gold production guidance currently excludes Porgera. We expect to update our guidance following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 72 for more information.
This is due to the uncertainty related to the timing and scope of future operations at Porgera following the decision to place the mine on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. As this matter continues to evolve, we will provide further updates in due course. We remain in constructive discussions with the Government of PNG and are optimistic about finding a solution to allow operations at Porgera to resume in 2022.
Outside of our Tier One Gold Assets1, we expect the following significant changes in year-over-year production. As previously disclosed, mining will cease at Long Canyon towards the middle of 2022, with residual leaching to commence thereafter. The focus at Long Canyon is now shifting to permitting Phase 2, which is expected to begin production in 2026. This is partially offset by Veladero, where we expect stronger performance in 2022 following the commissioning of Phase 6 in the second quarter of 2021. Furthermore, we expect higher production at Bulyanhulu in 2022 following the successful ramp-up of underground operations achieved at the end of 2021.
Across the four quarters of 2022, the Company’s gold production is expected to be the lowest in the first quarter mainly due to planned maintenance at Pueblo Viejo, Kibali and North Mara, as well as mine sequencing at Phoenix and Tongon. We expect the fourth quarter to be the strongest quarter for gold production as we continue to expect Goldrush to ramp up towards the end of the year, based on the issuance of a Record of Decision (“ROD”) in the second half of 2022, as well as higher grades from Phoenix and Tongon, and improved underground productivity at Hemlo.

Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,070 to $1,150 per ounce in 2022, compared to the 2021 actual result of $1,093 per ounce.
The expected increase compared to the 2021 guidance range reflects changes in the expected sales mix with a higher contribution from Carlin and Veladero offset by a lower contribution from Pueblo Viejo and Long Canyon as described further in the Gold Total Cash Costs per Ounce6 section immediately below.

Gold Total Cash Costs per Ounce6
Total cash costs per ounce6 in 2022 is expected to be in the range of $730 to $790 per ounce, compared to the 2021 actual result of $725 per ounce.
The expected increase compared to the 2021 actual result partially reflects the full year impact of the new Mining Education Tax applied to gross proceeds in Nevada and changes in the expected sales mix as well as underlying cost inflation, particularly energy costs. The Nevada Mining Education Tax became effective on July 1, 2021.
In North America, our 2022 guidance for total cash costs per ounce6 for Nevada Gold Mines of $710 to $770 per ounce compares to the 2021 actual result of $705 per ounce. The new Mining Education Tax in Nevada is estimated to have a full year impact of approximately $17 per ounce for Nevada Gold Mines based on our $1,700 per ounce gold price assumption for 2022. Separately, the reduction in the contribution from Long Canyon offset by a higher contribution from Carlin, which has a comparatively higher cost on a per ounce basis, is expected to result in relatively higher costs for Nevada Gold Mines.
In Latin America & Asia Pacific, total cash costs per ounce6 at Pueblo Viejo are expected to be higher in 2022 due to lower grades compared to the prior year. This is in line with the mine and stockpile processing plan at Pueblo Viejo, as we near completion of the plant expansion project to offset the expected decline in grade. At Veladero, which is higher cost relative to Pueblo Viejo, the expected higher production and sales volumes will also drive an increase in total cash costs per ounce6 at the regional level due to the change in sales mix.
For Africa & Middle East, the expected change in sales mix is having a positive impact reflecting the closure of Buzwagi, partially offset by a higher contribution from Bulyanhulu as the underground operation was ramping up through the course of 2021. Total cash costs per ounce6 at Kibali in 2022 are expected to be consistent with the prior year, while expected to slightly increase at Loulo-Gounkoto. As previously disclosed, we have extended the life of mine at Tongon with the prospect of further extensions from our exploration programs, resulting in higher total cash costs per ounce6 due to higher mining costs associated with the satellite pits.

Gold All-In Sustaining Costs per Ounce6
All-in sustaining costs per ounce6 in 2022 is expected to be in the range of $1,040 to $1,120 per ounce, compared to the 2021 actual result of $1,026 per ounce. This is based on the expectation that minesite sustaining capital expenditures on a per ounce basis will be higher (refer to Capital Expenditure commentary below for further detail) and slightly higher total cash costs per ounce6.
The expected increase compared to the 2021 guidance range also reflects the enactment of the new Mining Education Tax in Nevada (effective from July 1, 2021), which was not included in our 2021 guidance, together with the same underlying drivers described in the Gold Total Cash Costs per Ounce6 section above.

BARRICK YEAR-END 2021	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Copper Production and Costs
We expect 2022 copper production to be in the range of 420 to 470 million pounds, compared to actual production of 415 million pounds in 2021. Production in the second half of 2022 is expected to be stronger than the first half, due to steadily increasing throughput at Lumwana. In addition, major maintenance at Zaldívar is scheduled in the first and third quarters of 2022.
In 2022, cost of sales applicable to copper7 is expected to be in the range of $2.20 to $2.50 per pound, in line with the actual result of $2.32 per pound for 2021. The expected increase compared to the 2021 guidance range reflects cost inflation and the impact of higher royalty expenses due to our copper price assumption increasing to $4.00 per pound (from $2.75 per pound in 2021). C1 cash costs per pound6 guidance of $1.70 to $1.90 per pound for 2022 is also in line with the 2021 actual result of $1.72 per pound. Copper all-in sustaining costs per pound6 guidance of $2.70 to $3.00 for 2022 compares to the actual result of $2.62 in 2021 and is based on the expectation that minesite sustaining capital expenditures on a per pound basis will be higher (refer to Capital Expenditures commentary below for further detail).

Exploration and Project Expenses
We expect to incur approximately $310 to $350 million of exploration and project expenses in 2022. This is an increase compared to our 2021 guidance range of $280 to $320 million and is higher than the 2021 actual result of $287 million.
Within this range, we expect our exploration and evaluation expenditures in 2022 to be approximately $180 to $200 million. This is consistent with the 2021 actual result of $186 million and will continue to support our resource and reserve conversion over the coming years.
We also expect to incur approximately $130 to $150 million of project expenses in 2022, compared to $101 million in 2021. Project expenses are mainly related to the ongoing site costs at Pascua-Lama as well as project evaluation costs across our portfolio, particularly in the Latin America & Asia Pacific region.

General and Administrative Expenses
In 2022, we expect corporate administration costs to be approximately $130 million which is unchanged from our 2021 guidance. This compares to the actual result for 2021 of $118 million as we expect travel and office-related costs to return to pre-pandemic levels in 2022.
Separately, stock-based compensation expense in 2022 is expected to be approximately $50 million based on a share price assumption of $19.23.

Finance Costs, Net
In 2022, net finance costs of $330 to $370 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2022 is consistent with the actual result for 2021 of $355 million.

Capital Expenditures
Total attributable gold and copper capital expenditure for 2022 is expected to be in the range of $1,900 to $2,200 million. This compares to the actual spend for the 2021 year of $1,951 million. We continue to focus on the delivery of our project capital pipeline and expect attributable project capital expenditures6 to be in the range of $550 to $650 million in 2022, at around the same level as our actual expenditures of $587 million in 2021. This reflects the ongoing construction activities for the plant expansion and mine life extension project at Pueblo Viejo and to a lesser extent, our solar power initiatives at Loulo-Gounkoto and the construction of the Phase 7A leach pad expansion at Veladero. The remainder of expected project capital expenditures6 is mainly related to underground development and infrastructure at Goldrush, the third shaft project at Turquoise Ridge, open pit development at North Mara and optimization projects at Bulyanhulu.
Attributable minesite sustaining capital expenditure6 for 2022 is expected to be in the range of $1,350 to $1,550 million, which compares to the actual spend for 2021 of $1,364 million. The guidance range for 2022 is split between our gold assets ($1,000 to $1,200 million) and copper assets ($340 to $360 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2022 are expected to increase at Lumwana by approximately $100 million, mainly related to higher waste stripping to allow for future production growth over the five-year outlook. At NGM, we are also expecting minesite sustaining capital expenditure6 to be approximately $100 million higher, driven by Cortez and Carlin. At Cortez, this is due to higher waste stripping, infrastructure and equipment related to Cortez Pits as well as tailings dam construction. At Carlin, the key drivers are the expansion of the Gold Quarry Roaster and conversion of the Goldstrike autoclave to a carbon-in-leach circuit.

Effective Income Tax Rate
Based on a gold price assumption of $1,700/oz, our expected effective tax rate range for 2022 is 27% to 32%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2022 Guidance Assumption	Hypothetical Change	Impact on EBITDA[a] (millions)	Impact on TCC and AISC[a]

Gold price sensitivity	$1,700/oz	+/- $100/oz	‘ +/-$580	‘ +/-$5/oz
Copper price sensitivity	$4.00/lb	‘ +/-$0.25/lb	‘ +/- $60	‘ +/-$0.01/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.

BARRICK YEAR-END 2021	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■Maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■Actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■Provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on the key issues identified by management at these weekly sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 24 of this MD&A.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short-and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Key risk modification activities:
■Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or the issuance of debt or equity securities.

Improving free cash flow6 and costs
Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2022 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

Key risk modification activities:
■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through unification of business systems; and
■A flat, operationally focused, agile management structure with a tenet in ownership culture.

Social license to operate
At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change

BARRICK YEAR-END 2021	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
as an area of risk requiring specific focus and that reducing emissions to counter the causes of climate change requires strong collective action by the mining industry.

Key risk modification activities:
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Implementation of a Sustainability Scorecard to track our sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Established Community Development Committees at each of our operational mines to identify community needs and priorities and to allocate funds to those initiatives most meaningful to the local community;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments;
■Our climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change;
■We established site-specific emergency response plans as well as regional crisis management plans to manage any manifestation of Covid-19 in or near our mines globally; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2022 and beyond, our overriding objective of growing free cash flow6 continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Key risk modification activities:
■Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to reserves and resources;
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets3 and
Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint; and
■Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2021, the gold price ranged from $1,677 per ounce to $1,959 per ounce. The average market price for the year of $1,799 per ounce represented an all-time annual high and an increase of 2% versus 2020.

AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
During the year, the gold price remained strong as a result of the continued fiscal and monetary stimulus measures put in place due to the economic uncertainty caused by Covid-19, negative real interest rates, and growing inflation concerns, tempered by an increase in the trade-weighted value of the US dollar.

Copper
During 2021, London Metal Exchange (“LME”) copper prices traded in a wide range of $3.49 to an all-time high of $4.87 per pound, averaged an all-time annual high of $4.23 per pound, and closed the year at $4.40 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.
After copper prices fell to four-year lows in March 2020 due to initial concerns and near-term economic impacts from the spread of Covid-19, they subsequently rose over the next 12 months, reaching all-time highs in May 2021 due to a recovery in demand from China, low global stockpile levels, and the expected impact of global financial stimulus measures. Prices moderated thereafter, but remained robust through the remainder of 2021.

BARRICK YEAR-END 2021	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2021, we recorded 45 million pounds of copper sales still subject to final price settlement at an average provisional price of $4.34 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $20 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2021, the Australian dollar traded in a range of $0.70 to $0.80 against the US dollar, while the US dollar against the Canadian dollar, Argentine peso, and West African CFA franc ranged from $1.20 to $1.30, ARS 84 to ARS 103, and XOF 531 to XOF 586, respectively. Due to inflation pressures in Argentina and government actions, there was a continued weakening of the Argentine peso during the year. During 2021, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2021 beyond spot requirements.

Fuel
For 2021, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $47 and $85 per barrel, with an average market price of $68 per barrel, and closed the year at $75 per barrel. Oil prices were significantly impacted by an increase in global economic activity during the year as well as constrained supply.
AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
During 2021, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2021.

US Dollar Interest Rates
During March 2020, the US Federal Reserve lowered interest rates to a range of 0.00% to 0.25% as a result of the economic impacts of the spread of Covid-19 and kept rates at that level through the remainder of 2020 and all of 2021. There are growing expectations for increases in benchmark rates in 2022, but the scale of any changes to monetary policy will be dependent on the strength of economic recovery and inflation levels.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($5.3 billion at December 31, 2021); the mark-to-market value of derivative instruments; the carrying value of certain long-lived assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2021). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

BARRICK YEAR-END 2021	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Nevada Gold Mines (61.5%)[a]
Gold produced (000s oz)	604	495	22%	2,036	2,131	(4%)	2,218
Cost of sales ($/oz)	1,023	1,123	(9%)	1,072	1,029	4%	924
Total cash costs ($/oz)[b]	687	734	(6%)	705	702	0%	634
All-in sustaining costs ($/oz)[b]	893	975	(8%)	949	941	1%	828
Carlin (61.5%)[c]
Gold produced (000s oz)	295	209	41%	923	1,024	(10%)	968
Cost of sales ($/oz)	899	1,017	(12%)	968	976	(1%)	1,004
Total cash costs ($/oz)[b]	728	814	(11%)	782	790	(1%)	746
All-in sustaining costs ($/oz)[b]	950	1,124	(15%)	1,087	1,041	4%	984
Cortez (61.5%)[d]
Gold produced (000s oz)	169	130	30%	509	491	4%	801
Cost of sales ($/oz)	984	1,164	(15%)	1,122	958	17%	762
Total cash costs ($/oz)[b]	657	800	(18%)	763	678	13%	515
All-in sustaining costs ($/oz)[b]	853	1,065	(20%)	1,013	998	2%	651
Turquoise Ridge (61.5%)[e]
Gold produced (000s oz)	82	82	0%	334	330	1%	335
Cost of sales ($/oz)	1,194	1,169	2%	1,122	1,064	5%	846
Total cash costs ($/oz)[b]	819	788	4%	749	711	5%	585
All-in sustaining costs ($/oz)[b]	996	943	6%	892	798	12%	732
Phoenix (61.5%)[f]
Gold produced (000s oz)	25	31	(19%)	109	126	(13%)	56
Cost of sales ($/oz)	2,047	1,777	15%	1,922	1,772	8%	2,093
Total cash costs ($/oz)[b]	443	499	(11%)	398	649	(39%)	947
All-in sustaining costs ($/oz)[b]	614	582	5%	533	814	(35%)	1,282
Long Canyon (61.5%)[f]
Gold produced (000s oz)	33	43	(23%)	161	160	1%	58
Cost of sales ($/oz)	999	796	26%	739	869	(15%)	1,088
Total cash costs ($/oz)[b]	325	201	62%	188	236	(20%)	333
All-in sustaining costs ($/oz)[b]	384	251	53%	238	405	(41%)	681
Pueblo Viejo (60%)
Gold produced (000s oz)	107	127	(16%)	488	542	(10%)	590
Cost of sales ($/oz)	987	895	10%	896	819	9%	747
Total cash costs ($/oz)[b]	612	521	17%	541	504	7%	471
All-in sustaining costs ($/oz)[b]	858	728	18%	745	660	13%	592
Loulo-Gounkoto (80%)
Gold produced (000s oz)	126	137	(8%)	560	544	3%	572
Cost of sales ($/oz)	1,139	1,109	3%	1,049	1,060	(1%)	1,044
Total cash costs ($/oz)[b]	685	708	(3%)	650	666	(2%)	634
All-in sustaining costs ($/oz)[b]	822	1,056	(22%)	970	1,006	(4%)	886
Kibali (45%)
Gold produced (000s oz)	94	95	(1%)	366	364	1%	366
Cost of sales ($/oz)	979	987	(1%)	1,016	1,091	(7%)	1,111
Total cash costs ($/oz)[b]	582	597	(3%)	627	608	3%	568
All-in sustaining costs ($/oz)[b]	776	751	3%	818	778	5%	693
Veladero (50%)
Gold produced (000s oz)	61	48	27%	172	226	(24%)	274
Cost of sales ($/oz)	1,279	1,315	(3%)	1,256	1,151	9%	1,188
Total cash costs ($/oz)[b]	834	882	(5%)	816	748	9%	734
All-in sustaining costs ($/oz)[b]	1,113	1,571	(29%)	1,493	1,308	14%	1,105
Porgera (47.5%)[g]
Gold produced (000s oz)	—	—	—	—	86	(100%)	284
Cost of sales ($/oz)	—	—	—	—	1,225	(100%)	994
Total cash costs ($/oz)[b]	—	—	—	—	928	(100%)	838
All-in sustaining costs ($/oz)[b]	—	—	—	—	1,115	(100%)	1,003

BARRICK YEAR-END 2021	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Tongon (89.7%)
Gold produced (000s oz)	50	41	22%	187	255	(27%)	245
Cost of sales ($/oz)	1,494	1,579	(5%)	1,504	1,334	13%	1,469
Total cash costs ($/oz)[b]	1,205	1,139	6%	1,093	747	46%	787
All-in sustaining costs ($/oz)[b]	1,301	1,329	(2%)	1,208	791	53%	844
Hemlo
Gold produced (000s oz)	35	26	35%	150	223	(33%)	213
Cost of sales ($/oz)	1,770	1,870	(5%)	1,693	1,256	35%	1,137
Total cash costs ($/oz)[b]	1,481	1,493	(1%)	1,388	1,056	31%	904
All-in sustaining costs ($/oz)[b]	1,938	2,276	(15%)	1,970	1,423	38%	1,140
North Mara[h]
Gold produced (000s oz)	69	66	5%	260	261	0%	251
Cost of sales ($/oz)	858	993	(14%)	966	992	(3%)	953
Total cash costs ($/oz)[b]	679	796	(15%)	777	702	11%	646
All-in sustaining costs ($/oz)[b]	1,033	985	5%	1,001	929	8%	802
Buzwagi[h,i]
Gold produced (000s oz)		4		40	84	(52%)	83
Cost of sales ($/oz)		1,000		1,334	1,021	31%	1,240
Total cash costs ($/oz)[b]		967		1,284	859	49%	1,156
All-in sustaining costs ($/oz)[b]		970		1,291	871	48%	1,178
Bulyanhulu[h]
Gold produced (000s oz)	57	53	8%	178	44	304%	27
Cost of sales ($/oz)	956	1,073	(11%)	1,079	1,499	(28%)	1,207
Total cash costs ($/oz)[b]	567	724	(22%)	709	832	(15%)	676
All-in sustaining costs ($/oz)[b]	897	827	8%	891	895	0%	773
Kalgoorlie (50%)[j]
Gold produced (000s oz)							206
Cost of sales ($/oz)							1,062
Total cash costs ($/oz)[b]							873
All-in sustaining costs ($/oz)[b]							1,183
Total Attributable to Barrick[k]
Gold produced (000s oz)	1,203	1,092	10%	4,437	4,760	(7%)	5,465
Cost of sales ($/oz)[l]	1,075	1,122	(4%)	1,093	1,056	4%	1,005
Total cash costs ($/oz)[b]	715	739	(3%)	725	699	4%	671
All-in sustaining costs ($/oz)[b]	971	1,034	(6%)	1,026	967	6%	894
a.Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.On July 1, 2019, Barrick's Goldstrike and Newmont's Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our share of South Arturo) on a 61.5% basis thereafter. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
d.On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter. Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick's 75% interest in Turquoise Ridge and Newmont's Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.
f.A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
g.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data has been provided starting the third quarter of 2020.
h.Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 63.9% until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019, to December 31, 2019, and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.
i.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
j.On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, the amounts presented represent our 50% interest until November 28, 2019.
k.Excludes Pierina, Golden Sunlight starting in the third quarter of 2019, Morila (40%) starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 1, 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
l.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Lumwana
Copper production (millions lbs)	78	57	37%	242	276	(12%)	238
Cost of sales ($/lb)	2.16	2.54	(15%)	2.25	2.01	12%	2.13
C1 cash costs ($/lb)[a]	1.54	1.76	(13%)	1.62	1.56	4%	1.79
All-in sustaining costs ($/lb)[a]	3.29	2.68	23%	2.80	2.43	15%	3.04
Zaldívar (50%)
Copper production (millions lbs)	27	24	13%	97	106	(8%)	128
Cost of sales ($/lb)	3.14	3.13	0%	3.19	2.46	30%	2.46
C1 cash costs ($/lb)[a]	2.35	2.33	1%	2.38	1.79	33%	1.77
All-in sustaining costs ($/lb)[a]	3.42	2.77	23%	2.94	2.25	31%	2.15
Jabal Sayid (50%)
Copper production (millions lbs)	21	19	11%	76	75	1%	66
Cost of sales ($/lb)	1.36	1.51	(10%)	1.38	1.42	(3%)	1.53
C1 cash costs ($/lb)[a]	1.11	1.35	(18%)	1.18	1.11	6%	1.26
All-in sustaining costs ($/lb)[a]	1.27	1.55	(18%)	1.33	1.24	7%	1.51
Total Copper
Copper production (millions lbs)	126	100	26%	415	457	(9%)	432
Cost of sales ($/lb)[b]	2.21	2.57	(14%)	2.32	2.02	15%	2.14
C1 cash costs ($/lb)[a]	1.63	1.85	(12%)	1.72	1.54	12%	1.69
All-in sustaining costs ($/lb)[a]	2.92	2.60	12%	2.62	2.23	17%	2.52

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Review of Operating Performance
Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines, and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2021	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	45,593	48,494	(6)%	198,725	223,148	(11)%	189,456
Open pit ore	8,763	11,553	(24)%	37,670	36,305	4%	26,942
Open pit waste	35,468	35,616	0%	155,724	181,675	(14)%	157,868
Underground	1,362	1,325	3%	5,331	5,168	3%	4,646
Average grade (grams/tonne)
Open pit mined	0.65	0.69	(6)%	0.84	1.14	(26)%	0.93
Underground mined	9.86	9.28	6%	9.32	9.67	(4)%	10.52
Processed	1.90	1.50	27%	1.78	2.02	(12)%	2.29
Ore tonnes processed (000s)	12,194	14,697	(17)%	49,232	43,174	14%	36,724
Oxide mill	3,054	2,991	2%	12,334	12,907	(4)%	8,338
Roaster	1,386	1,108	25%	4,866	5,222	(7)%	5,377
Autoclave	1,203	1,204	0%	4,683	5,418	(14)%	5,656
Heap leach	6,551	9,394	(30)%	27,349	19,627	39%	17,353
Recovery rate[b]	80%	80%	0%	79%	80%	(1)%	82%
Oxide Mill[b]	75%	79%	(5)%	77%	73%	5%	76%
Roaster	86%	86%	0%	86%	86%	0%	87%
Autoclave	68%	69%	(1)%	69%	71%	(3)%	74%
Gold produced (000s oz)	604	495	22%	2,036	2,131	(4)%	2,218
Oxide mill	113	98	15%	364	300	21%	336
Roaster	308	214	44%	960	1,070	(10)%	1,070
Autoclave	102	102	0%	410	468	(12)%	547
Heap leach	81	81	0%	302	293	3%	265
Gold sold (000s oz)	611	485	26%	2,039	2,134	(4)%	2,223
Revenue ($ millions)	1,128	891	27%	3,773	3,867	(2)%	3,128
Cost of sales ($ millions)	625	544	15%	2,186	2,186	0%	2,035
Income ($ millions)	617	333	85%	1,675	1,636	2%	1,050
EBITDA ($ millions)[c]	793	495	60%	2,305	2,232	3%	1,642
EBITDA margin[d]	70%	56%	27%	61%	58%	5%	52%
Capital expenditures ($ millions)[e]	135	133	2%	555	583	(5)%	627
Minesite sustaining[c]	115	104	11%	458	459	0%	380
Project[c]	20	29	(31)%	97	124	(22)%	247
Cost of sales ($/oz)	1,023	1,123	(9)%	1,072	1,029	4%	924
Total cash costs ($/oz)[c]	687	734	(6)%	705	702	0%	634
All-in sustaining costs ($/oz)[c]	893	975	(8)%	949	941	1%	828
All-in costs ($/oz)[c]	927	1,035	(10)%	997	998	0%	938
a.Barrick is the operator of Nevada Gold Mines and owns 61.5% with Newmont Corporation owning the remaining 38.5%. Nevada Gold Mines is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin, Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon. Carlin includes Goldstrike and our share of South Arturo. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Amounts presented exclude capitalized interest.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

Regulatory Matters
Mining Education tax
The Nevada Legislative Session ended on May 31, 2021 with the passing of Assembly Bill 495, now named the Mining Education Tax, which is a new mining excise tax applied to gross proceeds. Importantly, the revenue generated by this new excise tax will be directed towards

BARRICK YEAR-END 2021	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
education. This new tax became effective on July 1, 2021 and is a tiered tax, with the highest rate at 1.1%, the first payment of which is expected in April 2022. The bill was a negotiated alternative to the three resolutions that were passed in the special session that commenced on July 31, 2020, none of which passed a second approval in the legislative session ended on May 31, 2021. This was a positive outcome and the result of months of negotiation between Barrick, the Nevada Mining Association, legislators, the Nevada Governor’s office and other key stakeholders.
A number of rural Nevada counties and NGM had filed lawsuits in the Nevada District Court, challenging the constitutionality of the three resolutions from July 2020. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. On February 24, 2021, NGM filed an appeal to this decision to the Nevada Supreme Court. The Nevada Supreme Court has ordered the appeal dismissed as moot and that the district court decision does not have precedential effect.
The tax does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, it is treated as a gross receipts tax and not as a tax based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.
Federal tax and royalty
In July 2021, the U.S. Congress began discussing proposed changes to the General Mining Law of 1872 (“General Mining Law”) which governs mining activities on federal land in the United States. The General Mining Law was designed to incentivize mining activity on federal lands by granting miners the right to prospect, explore, and mine while meeting all applicable environmental and other regulatory requirements, generating fees, taxable revenue, investment and employment benefiting the U.S. federal and state governments. Nevada Gold Mines conducts a portion of its mining activities on federal lands in Nevada pursuant to the General Mining Law.
The U.S. House version of the Build Back Better Act (the “Act”) contained provisions that would have amended the General Mining Law; however, the Act failed to reach a vote in the U.S. Senate. The Company was engaged in constructive discussions with legislators and affected stakeholders regarding the proposed changes to the General Mining Law that were included in the Act. The Company will continue to be engaged on any proposed changes to the General Mining Law and continues to support updates that will result in a more secure legal framework for Barrick and the U.S. hard rock mining industry as a whole.

BARRICK YEAR-END 2021	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	17,833	19,839	(10)%	75,207	72,820	3%	49,343
Open pit ore	1,381	2,777	(50)%	6,472	6,054	7%	4,773
Open pit waste	15,622	16,285	(4)%	65,507	63,579	3%	41,978
Underground	830	777	7%	3,228	3,187	1%	2,592
Average grade (grams/tonne)
Open pit mined	0.91	0.69	32%	0.78	2.08	(63)%	2.08
Underground mined	9.23	8.98	3%	8.85	9.36	(5)%	9.09
Processed	3.48	2.36	47%	2.97	3.69	(20)%	3.80
Ore tonnes processed (000s)	3,373	4,627	(27)%	14,282	12,195	17%	10,467
Oxide mill	671	629	7%	2,735	2,936	(7)%	1,368
Roaster	1,029	817	26%	3,616	3,743	(3)%	3,627
Autoclave	571	569	0%	2,221	3,071	(28)%	4,169
Heap leach	1,102	2,612	(58)%	5,710	2,445	134%	1,303
Recovery rate[b]	78%	77%	1%	77%	79%	(3)%	75%
Roaster	85%	85%	0%	85%	86%	(1)%	86%
Autoclave	47%	48%	(2)%	46%	57%	(19)%	59%
Gold produced (000s oz)	295	209	41%	923	1,024	(10)%	968
Oxide mill	23	12	92%	51	38	34%	25
Roaster	229	164	40%	728	784	(7)%	694
Autoclave	27	26	4%	102	161	(37)%	225
Heap leach	16	7	129%	42	41	2%	24
Gold sold (000s oz)	297	202	47%	922	1,024	(10)%	967
Revenue ($ millions)	535	359	49%	1,653	1,812	(9)%	1,355
Cost of sales ($ millions)	268	205	31%	893	999	(11)%	971
Income ($ millions)	247	147	68%	733	795	(8)%	370
EBITDA ($ millions)[c]	298	188	59%	903	983	(8)%	609
EBITDA margin[d]	56%	52%	8%	55%	54%	2%	45%
Capital expenditures ($ millions)[e]	63	55	15%	260	231	13%	211
Minesite sustaining[c]	63	55	15%	260	231	13%	211
Project[c]	0	0	0%	0	0	0%	0
Cost of sales ($/oz)	899	1,017	(12)%	968	976	(1)%	1,004
Total cash costs ($/oz)[c]	728	814	(11)%	782	790	(1)%	746
All-in sustaining costs ($/oz)[c]	950	1,124	(15)%	1,087	1,041	4%	984
All-in costs ($/oz)[c]	950	1,124	(15)%	1,087	1,041	4%	984
a.On July 1, 2019, Barrick's Goldstrike and Newmont's Carlin were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our share of South Arturo) on a 61.5% basis thereafter. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Amounts presented exclude capitalized interest.

Safety and Environment
There were two lost time injuries (“LTI”) recorded at Carlin during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.99, compared to 0.97 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 3.47 per million hours worked, compared to 2.42 in the prior quarter.
There were 10 LTIs recorded in 2021, which resulted in an LTIFR8 of 1.19, compared to 1.06 in 2020. The TRIFR8 for 2021 was 3.08 per million hours worked, compared to 3.48 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Carlin's income for the fourth quarter of 2021 was 68% higher than the prior quarter due to a significant increase in sales volume, a lower cost of sales per ounce7 and a higher realized gold price6.

BARRICK YEAR-END 2021	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Gold production in the fourth quarter of 2021 was 41% higher compared to the prior quarter, mainly resulting from higher roaster production due to the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, which resulted in a 40% reduction in throughput for the majority of the third quarter. Repairs were completed by the end of September, ahead of schedule. Mitigating actions taken in the third quarter of 2021 included the prioritization of ore with higher carbonaceous content for the majority of the quarter to take advantage of the extra retention time in the roasting circuit to deliver a higher recovery rate from this type of ore. Those actions allowed the complex to optimize roaster throughput and recoveries, which positively impacted the fourth quarter of 2021. Higher grade underground ore stockpiled through the roaster repair period, as described above, was processed in the fourth quarter of 2021. Total tonnes mined were 10% lower compared to the prior quarter, driven by the open pit. Open pit ore tonnes mined were 50% lower compared to the prior quarter, driven by a decrease in heap leach ore mined from the Gold Quarry and Gold Star open pits as planned. Average open pit mined grade was 32% higher than the prior quarter, due to a lower proportion of heap leach ore mined. Underground mined tonnes and grade were 7% and 3% higher, respectively, than the prior quarter due to mine sequencing across Carlin’s underground operations.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 12% and 11% lower, respectively, than the prior quarter due to continued cost discipline combined with the impact of higher sales volume. In the fourth quarter of 2021, all-in sustaining costs per ounce6 decreased by 15% compared to the prior quarter, primarily due to lower total cash costs per ounce6 and lower minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in the fourth quarter of 2021 increased by 15% compared to the prior quarter, due to an increase in waste tonnes from increased stripping at Goldstrike 5th NW and Gold Star Phase 3, partially offset by lower sustaining capital expenditures6 and underground capital development.

2021 compared to 2020
Carlin's income for the twelve month period ended December 31, 2021 was 8% lower than the same prior year period primarily due to a decrease in sales volume, partially offset by a slightly lower cost of sales per ounce7 and a higher realized gold price6.

INCOME AND EBITDA6,a

a The results represent Goldstrike on a 100% basis (including our 60% share of South Arturo) from January 1, 2019 to June 30, 2019 and the combined results of Carlin and Goldstrike (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter) on a 61.5% basis from July 1, 2019 onwards.

Gold production for the twelve month period ended December 31, 2021 was 10% lower compared to the prior year, mainly due to the previously disclosed mechanical mill failure at the Goldstrike roaster, which negatively impacted production in the current year. In addition, lower production from the Goldstrike autoclave was mainly driven by the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. Total tonnes mined increased 3% compared to the same prior year period, mainly due to shorter hauls as the Goldstrike pit has transitioned from mining ore in the 4th NW layback to stripping of the 5th NW layback. Open pit ore tonnes mined increased by 7% compared to the same prior year period due to an increase in heap leach ore mined from the Gold Quarry and Gold Star open pits, offsetting the transition to stripping at the Goldstrike open pit as described above. Average open pit mined grade decreased by 63% due to the mining of a higher proportion of heap leach ore compared to the same prior year period. Underground tonnes mined were 1% higher compared to the same prior year period due to upgraded equipment and increased haulage capacity, while underground mined grade decreased by 5% driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

PRODUCTIONa (thousands of ounces)

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.
b Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for the twelve month period ended December 31, 2021 were slightly lower than the same prior year period, with operating cost discipline offsetting the impact of lower sales volume. For the twelve-month period December 31, 2021,

BARRICK YEAR-END 2021	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
all-in sustaining costs per ounce6 was 4% higher than the prior year, primarily due to the impact of higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures for the twelve month period ended December 31, 2021 increased by 13% from the prior year due to an increase in capitalized waste stripping and the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party and is expected to reduce operating costs going forward.

2021 compared to Guidance
Gold production for 2021 of 923 thousand ounces was below the guidance range of 940 to 1,000 thousand ounces as a result of the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021 which was repaired in late September. Despite lower production and inflationary pressures, rigorous cost discipline resulted in all cost metrics coming in within guidance. Cost of sales per ounce7 of $968 was within the guidance range of $920 to $970 per ounce. Total cash costs per ounce6 and all-in sustaining costs per ounce6 of $782 and $1,087, respectively, were also within the guidance ranges of $740 to $790 per ounce, and $1,050 to $1,100 per ounce, respectively.

BARRICK YEAR-END 2021	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	17,996	17,515	3%	74,960	85,740	(13)%	105,949
Open pit ore	4,528	4,893	(7)%	15,456	11,392	36%	14,640
Open pit waste	13,136	12,295	7%	58,235	73,240	(20)%	90,029
Underground	332	327	2%	1,269	1,108	15%	1,280
Average grade (grams/tonne)
Open pit mined	0.62	0.63	(2)%	0.71	0.56	27%	0.67
Underground mined	10.96	9.40	17%	9.45	9.86	(4)%	10.66
Processed	1.28	1.01	27%	1.22	1.41	(13)%	1.60
Ore tonnes processed (000s)	5,413	5,917	(9)%	18,333	13,019	41%	17,583
Oxide mill	673	667	1%	2,548	2,432	5%	3,462
Roaster	357	291	23%	1,250	1,479	(15)%	1,750
Autoclave	10	n/a	n/a	10	n/a	n/a	n/a
Heap leach	4,373	4,959	(12)%	14,525	9,108	59%	12,371
Recovery rate	83%	85%	(2)%	83%	83%	0%	86%
Oxide Mill	75%	80%	(6)%	78%	75%	4%	78%
Roaster	90%	89%	1%	88%	87%	1%	87%
Autoclave	81%	n/a	n/a	81%	n/a	n/a	n/a
Gold produced (000s oz)	169	130	30%	509	491	4%	801
Oxide mill	61	52	17%	192	129	49%	253
Roaster	79	50	58%	232	286	(19)%	376
Autoclave	1	n/a	n/a	1	n/a	n/a	n/a
Heap leach	28	28	0%	84	76	11%	172
Gold sold (000s oz)	170	126	35%	508	491	3%	798
Revenue ($ millions)	306	226	35%	913	865	6%	1,086
Cost of sales ($ millions)	167	147	14%	570	470	21%	608
Income ($ millions)	139	77	81%	337	385	(12)%	459
EBITDA ($ millions)[b]	194	123	58%	518	523	(1)%	656
EBITDA margin[c]	63%	54%	17%	57%	60%	(5)%	60%
Capital expenditures ($ millions)[d]	49	48	2%	177	235	(25)%	294
Minesite sustaining[b]	31	31	0%	118	145	(19)%	90
Project[b]	18	17	6%	59	90	(34)%	204
Cost of sales ($/oz)	984	1,164	(15)%	1,122	958	17%	762
Total cash costs ($/oz)[b]	657	800	(18)%	763	678	13%	515
All-in sustaining costs ($/oz)[b]	853	1,065	(20)%	1,013	998	2%	651
All-in costs ($/oz)[b]	958	1,199	(20)%	1,129	1,179	(4)%	903
a.On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter. Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.
d.Amounts presented exclude capitalized interest.

Safety and Environment
There were three LTIs recorded at Cortez during the fourth quarter of 2021, which resulted in a LTIFR8 of 3.21 per million hours worked, compared to 1.01 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 3.21 per million hours worked, compared to 3.04 in the prior quarter.
There were seven LTIs recorded in 2021, which resulted in an LTIFR8 of 1.81 per million hours worked, compared to 0.24 in 2020. The TRIFR8 for 2021 was 2.85 per million hours worked, compared to 2.59 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.
Financial Results
Q4 2021 compared to Q3 2021
Cortez’s income for the fourth quarter of 2021 was 81% higher than the prior quarter due to substantially higher sales volume, a lower cost of sales per ounce7 and a higher realized gold price6.
Gold production in the fourth quarter of 2021 was 30% higher compared to the prior quarter. This was primarily driven by higher grade refractory production at the Carlin roasters (including batch processing of trial Goldrush ore), following the previously disclosed mechanical mill failure at the Goldstrike roaster which impacted third quarter

BARRICK YEAR-END 2021	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
production. Open pit ore tonnes mined were 7% lower compared to the prior quarter, driven primarily by the open pit mine sequence at Crossroads. Underground tonnes mined were 2% higher compared to the prior quarter due to higher underground tonnes mined from the Goldrush development project.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 15% and 18% lower, respectively, versus the prior quarter due to sales mix with a higher proportion from lower cost underground, production. In the fourth quarter of 2021, all-in sustaining costs per ounce6 were 20% lower than the prior quarter, driven by lower total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2021 were 2% higher compared to the prior quarter due to higher project capital expenditures6. Minesite sustaining capital expenditure6 spend was comparable quarter-on-quarter.

2021 compared to 2020
Cortez’s income for the twelve month period ended December 31, 2021 was 12% lower than the same prior year period, primarily due to a higher cost of sales per ounce7, partially offset by the higher realized gold price6 and higher sales volume.

INCOME AND EBITDA6,a
a The results are on a 100% basis from January 1, 2019 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.

Gold production for the twelve month period ended December 31, 2021 was 4% higher than the same prior year period, mainly due to an increase in oxide mill and heap leach production, partially offset by a reduction in refractory ore processed at the Carlin roasters. The increase in oxide mill and heap leach production was due to higher grade ore and increased volumes mined from the Pipeline and Crossroads open pits. Lower refractory ore tonnes were processed at the Carlin roasters due to displacement by higher grade Carlin refractory ore. Open pit ore tonnes mined increased 36% over the same prior year period largely due to increased ore mined from the Crossroads open pit. Underground tonnes mined increased 15% over the same prior year period, mainly driven by increased underground development activity at Goldrush.

PRODUCTIONa (thousands of ounces)

a The results are on a 100% basis from January 1, 2019 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.
b Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for the twelve month period ended December 31, 2021 were 17% and 13% higher, respectively, than the same prior year period, mainly due to a higher proportion of higher cost open pit ounces, partially offset by the impact of higher sales volume. The higher cost of sales per ounce7 was also driven by higher depreciation expense. For the twelve month period ended December 31, 2021, all-in sustaining costs per ounce6 increased by 2% compared to the same prior year period, driven by higher total cash costs per ounce6, partially offset by lower minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for the twelve month period ended December 31, 2021 were 25% lower than the prior year due to both lower minesite sustaining6 and project capital expenditures6. Minesite sustaining capital expenditures6 were 19% lower compared to the same prior year period, primarily due to a decrease in capitalized waste stripping as relatively more mining activity occurred in operating phases of the Crossroads and Pipeline open pits. Lower project capital expenditures6 were due to lower cost development and exploration activities at Goldrush underground in the current period whereas in the same prior year period, activity mainly related to Goldrush twin decline development, Goldrush power infrastructure, and the Cortez Hills Rangefront Decline project.

2021 compared to Guidance
Gold production for 2021 of 509 thousand ounces was within the guidance range of 500 to 550 thousand ounces. Cost of sales per ounce7 for 2021 was $1,122, above the guidance range of $1,000 to $1,050 per ounce. Higher than expected open pit maintenance costs contributed to higher operating costs. Total cash costs per ounce6 of $763 was also above the guidance range of $700 to $750 per ounce, and all-in sustaining costs per ounce6 of $1,013 was higher than guidance of $940 to $990 per ounce due to higher sustaining capital expenditures6.

BARRICK YEAR-END 2021	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	235	1,581	(85)%	8,510	15,483	(45)%	9,001
Open pit ore	35	785	(96)%	3,020	5,150	(41)%	1,340
Open pit waste	0	575	(100)%	4,656	9,460	(51)%	6,887
Underground	200	221	(10)%	834	873	(4)%	774
Average grade (grams/tonne)
Open pit mined	1.72	1.36	26%	1.69	2.24	(25)%	1.37
Underground mined	10.36	10.04	3%	10.69	10.44	2%	14.44
Processed	4.12	2.94	40%	3.31	3.42	(3)%	5.62
Ore tonnes processed (000s)	747	1,075	(31)%	3,793	3,613	5%	2,201
Oxide Mill	125	105	19%	434	458	(5)%	221
Autoclave	622	635	(2)%	2,452	2,346	5%	1,483
Heap leach	0	335	(100)%	907	809	12%	497
Recovery Rate	81%	82%	(1)%	82%	83%	(1)%	89%
Oxide Mill	81%	84%	(4)%	83%	88%	(6)%	87%
Autoclave	81%	82%	(1)%	82%	83%	(1)%	89%
Gold produced (000s oz)	82	82	0%	334	330	1%	335
Oxide Mill	4	4	0%	16	16	0%	8
Autoclave	74	76	(3)%	307	306	0%	321
Heap leach	4	2	100%	11	8	38%	6
Gold sold (000s oz)	84	82	2%	337	332	2%	356
Revenue ($ millions)	151	146	3%	607	589	3%	504
Cost of sales ($ millions)	100	95	5%	378	353	7%	300
Income ($ millions)	51	51	0%	229	229	0%	201
EBITDA ($ millions)[b]	82	82	0%	352	342	3%	293
EBITDA margin[c]	54%	56%	(4)%	58%	58%	0%	58%
Capital expenditures ($ millions)	19	21	(10)%	81	51	59%	85
Minesite sustaining[b]	14	12	17%	47	24	96%	50
Project[b]	5	9	(44)%	34	27	26%	35
Cost of sales ($/oz)	1,194	1,169	2%	1,122	1,064	5%	846
Total cash costs ($/oz)[b]	819	788	4%	749	711	5%	585
All-in sustaining costs ($/oz)[b]	996	943	6%	892	798	12%	732
All-in costs ($/oz)[b]	1,061	1,053	1%	993	879	13%	834
a.Prior to July 1, 2019, Barrick owned 75% of Turquoise Ridge with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick's 75% interest in Turquoise Ridge and Newmont's 100% interest in Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now collectively referred to as Turquoise Ridge.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment
There were three LTIs recorded at Turquoise Ridge during the fourth quarter of 2021, which resulted in an LTIFR8 of 4.29 per million hours worked, compared to 5.81 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 8.58 per million hours worked, compared to 4.36 in the prior quarter.
There were eight LTIs recorded in 2021, which resulted in an LTIFR8 of 2.85 per million hours worked compared to 2.51 million hours in 2020. The TRIFR8 for 2021 was 4.63 per million hours worked, compared to 4.31 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Turquoise Ridge's income for the fourth quarter of 2021 was in line with the prior quarter as higher sales volume and a higher realized gold price6 were offset by an increase in cost of sales per ounce7.
Gold production in the fourth quarter of 2021 was in line with the prior quarter. Total tonnes mined decreased by 85% compared to the prior quarter, driven by lower open pit production as the current phase of fresh ore mining ramped down and was completed in the fourth quarter of 2021 as expected and previously disclosed. We continue to expect open pit mining to resume in the medium-to-long term at Cut 40, with the analysis of an optimized restart currently under review. Underground tonnes mined

BARRICK YEAR-END 2021	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
decreased by 10% compared to the prior quarter. Equipment issues continued to impact performance in the fourth quarter of 2021 including a battery fire in mid-October, which resulted in the loss of the electric truck fleet for the remainder of the fourth quarter at the direction of the Mine Safety and Health Administration (MSHA), pending a investigation into the cause of the fire. Once resolved, we expect to continue trialing battery-powered Sandvik haul trucks, together with the continued use of conventional mining equipment at Turquoise Ridge Underground.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 2% and 4% higher, respectively, than the prior quarter mainly due to the processing of a higher proportion of lower grade open pit ore (including ore stockpiled from prior quarters of the year) which carries a higher cost on a per ounce basis. All-in sustaining costs per ounce6 increased by 6% compared to the prior quarter, primarily reflecting higher total cash costs per ounce6 and higher sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2021 decreased by 10% compared to the prior quarter, primarily due to lower project capital expenditures6 on the Third Shaft project, partially offset by higher sustaining capital expenditures6. Project capital expenditures6 on the Third Shaft project was lower due to delays in shaft steel placement, while higher sustaining capital expenditures6 was related to the timing of underground equipment purchases.

2021 compared to 2020
Turquoise Ridge’s income for the twelve month period ended December 31, 2021 was in line with the prior year, as higher sales volume and a higher realized gold price6 were offset by an increase in cost of sales per ounce7.

INCOME AND EBITDA6,a

a The results represent Turquoise Ridge on a 75% basis from January 1, 2019 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.

Gold production for the twelve month period ended December 31, 2021 was 1% higher compared to the prior year, primarily due to improved grades from Turquoise Ridge underground combined with improved throughput at the Sage autoclave, partially offset by lower underground tonnes mined. Total tonnes mined were lower by 45% relative to the same prior year period due to a decrease in open pit tonnes as the current phases of fresh ore mining were completed in the fourth quarter of 2021, as expected and previously disclosed. We continue to expect open pit mining to resume in the medium-to-long term at Cut 40, with the economics of an optimized restart currently under review. In addition, underground tonnes were lower by 4% relative to the same prior year period as higher operating rates were more than offset by lower equipment availability and ventilation constraints.

PRODUCTIONa (thousands of ounces)
a The results represent Turquoise Ridge on a 75% basis from January 1, 2019 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.
b Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for the twelve month period ended December 31, 2021 were both 5% higher than the same prior year period due to the impact of lower grades processed, which was driven by a higher proportion of lower grade open pit ore versus the same prior year period. All-in sustaining costs per ounce6 increased by 12% compared to the prior year due to higher total cash costs per ounce6, and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for the twelve month period ended December 31, 2021 increased by 59% compared to the same prior year period, mainly due to an increase in minesite sustaining capital expenditures6 relating to underground equipment purchases and process efficiency related projects. This was combined with higher project capital expenditures6 related to the Third Shaft project.

2021 compared to Guidance
As expected and previously disclosed, gold production in 2021 of 334 thousand ounces was below the guidance range of 390 to 440 thousand ounces. This was mainly due to lower than planned underground equipment availability and utilization, as well as lower plant availability. Cost of sales per ounce7 and total cash costs per ounce6 of $1,122 and $749, respectively, were above the guidance ranges of $950 to $1,000 per ounce and $620 to $670 per ounce, respectively, mainly due to the impact of lower sales volumes which reflected this underperformance. All-in sustaining costs per ounce6 of $892 was above the guidance range of $810 to $860 per ounce for similar reasons.

BARRICK YEAR-END 2021	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	12/31/21					9/30/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)[c]	25	2,047	443	614	4	31	1,777	499	582	2
Long Canyon (61.5%)	33	999	325	384	1	43	796	201	251	1
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
b. Includes both minesite sustaining and project capital expenditures.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)
Gold production for Phoenix in the fourth quarter of 2021 was 19% lower compared to the prior quarter driven by the divestment of Lone Tree (part of the Phoenix operations) following the execution of the Exchange Agreement between NGM and i-80 Gold. Pursuant to this agreement, NGM exchanged Lone Tree and Buffalo Mountain for i-80 Gold’s 40% interest in South Arturo (included within the Carlin operations). This transaction closed in the fourth quarter of 2021 and had an effective date of June 1, 2021. Separately, a reduction in tonnes milled and lower mill recoveries also contributed to the decrease in quarter-on-quarter production.
Cost of sales per ounce7 in the fourth quarter of 2021 was 15% higher than the prior quarter, primarily due to lower sales volume. Total cash costs per ounce6 were 11% lower than the prior quarter primarily due to higher by- product credits, partially offset by lower sales volume. In the fourth quarter of 2021, all-in sustaining costs per ounce6 increased by 5% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Compared to our 2021 outlook, gold production of 109 thousand ounces was within the guidance range of 100 to 120 thousand ounces. Cost of sales per ounce7 of $1,922 was above the guidance range of $1,800 to $1,850 per ounce. Total cash costs per ounce6 and all-in sustaining costs per ounce6 of $398 and $533, respectively, were below the guidance ranges of $725 to $775 per ounce and $970 to $1,020 per ounce, respectively, mainly due to higher by-product credits driven by the increase in copper and silver prices.

Long Canyon (61.5%)
Gold production for Long Canyon in the fourth quarter of 2021 was 23% lower compared to the third quarter of 2021, primarily due to lower grade and a reduction in ore tonnes stacked, combined with a higher stacking height leading to a longer leach cycle. Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 26% and 62% higher than the prior quarter, respectively, primarily due to these same impacts. All-in sustaining costs per ounce6 increased by 53% compared to the prior quarter, primarily due to the same drivers described above as well as slightly higher sustaining capital expenditures6 resulting from haul truck refurbishments.
Compared to our 2021 outlook, gold production of 161 thousand ounces was above the top end of the guidance range of 140 to 160 thousand ounces. Cost of sales per ounce7 of $739 was well below the guidance range of $800 to $850 per ounce. Total cash costs per ounce6 and all-in sustaining costs per ounce6 of $188 and $238, respectively, were near or below the bottom end of the guidance ranges of $180 to $230 per ounce and $240 to $290 per ounce, respectively.
We continue to pursue sales of non-core assets that are not aligned with Barrick’s strategic investment filters. We will only proceed with transactions that make sense for the business, on terms we consider favorable to our shareholders. In this regard, we intend to initiate a process to explore the sale of Long Canyon in the first quarter of 2022.

BARRICK YEAR-END 2021	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Open pit tonnes mined (000s)	5,626	5,926	(5)%	24,687	20,262	22%	24,732
Open pit ore	1,489	2,464	(40)%	7,969	6,147	30%	8,085
Open pit waste	4,137	3,462	19%	16,718	14,115	18%	16,647
Average grade (grams/tonne)
Open pit mined	2.57	2.28	13%	2.41	2.57	(6)%	2.76
Processed	2.83	3.07	(8)%	3.18	3.61	(12)%	3.91
Autoclave ore tonnes processed (000s)	1,365	1,446	(6)%	5,466	5,297	3%	5,164
Recovery rate	90%	88%	2%	88%	89%	(1)%	89%
Gold produced (000s oz)	107	127	(16)%	488	542	(10)%	590
Gold sold (000s oz)	113	125	(10)%	497	541	(8)%	584
Revenue ($ millions)	203	227	(11)%	898	954	(6)%	843
Cost of sales ($ millions)	112	112	0%	445	443	0%	435
Income ($ millions)	90	113	(20)%	445	508	(12)%	402
EBITDA ($ millions)[b]	125	150	(17)%	587	644	(9)%	522
EBITDA margin[c]	62%	66%	(6)%	65%	68%	(4)%	62%
Capital expenditures ($ millions)	94	73	29%	311	134	132%	64
Minesite sustaining[b]	27	24	13%	96	79	22%	64
Project[b]	67	49	37%	215	55	291%	0
Cost of sales ($/oz)	987	895	10%	896	819	9%	747
Total cash costs ($/oz)[b]	612	521	17%	541	504	7%	471
All-in sustaining costs ($/oz)[b]	858	728	18%	745	660	13%	592
All-in costs ($/oz)[b]	1,453	1,117	30%	1,178	761	55%	600
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded at Pueblo Viejo during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.00 per million hours worked, a reduction from 0.30 LTIFR8 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 0.46 per million hours worked, compared to 0.30 in the prior quarter.
There was one LTI recorded in 2021, which resulted in an LTIFR8 of 0.07 per million hours worked, compared to 0.10 in 2020. The TRIFR8 for 2021 was 0.50 per million hours worked, compared to 0.73 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Pueblo Viejo’s income for the fourth quarter of 2021 was 20% lower than the third quarter of 2021 due to lower sales volume and a higher cost of sales per ounce7, partially offset by a higher realized gold price6.
Gold production for the fourth quarter of 2021 was 16% lower than the prior quarter due to lower throughput driven by planned maintenance during the quarter, lower grades processed in line with the mine and stockpile processing plan and higher carbon-in-leach inventory accumulation. This was partially offset by higher recovery.
Cost of sales per ounce7 and total cash costs per ounce6 for the fourth quarter of 2021 were 10% and 17% higher, respectively, than the prior quarter primarily reflecting the impact of planned maintenance and higher natural gas prices in the current quarter. This was partially offset by higher margins from third-party energy sales at the Quisqueya power plant driven by higher spot energy prices. The increase in cost of sales per ounce7 was also impacted by higher depreciation on a per ounce basis, resulting from the impact of lower sales volumes. For the fourth quarter of 2021, all-in sustaining costs per ounce6 increased by 18% compared to the prior quarter, reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.
Capital expenditures for the fourth quarter of 2021 increased by 29% compared to the prior quarter, primarily due to increased project capital expenditures6 incurred on the plant expansion and mine life extension project. This was combined with higher minesite sustaining capital expenditures6 related to the Llagal tailings storage facility and major maintenance at the Quisqueya power plant.

2021 compared to 2020
Pueblo Viejo’s income for 2021 was 12% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7, partially offset by the higher realized gold price6.

BARRICK YEAR-END 2021	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production for 2021 was 10% lower than the prior year, mainly due to lower grades processed in line with the mine and stockpile processing plan, partially offset by higher tonnes processed. Pueblo Viejo once again achieved record throughput in 2021 due to improved maintenance practices and increased tonnes per operating hour, with throughput 3% higher than the previous record set in 2020.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2021 increased by 9% and 7%, respectively, compared to the prior year, primarily reflecting the impact of lower grades as described above, and higher natural gas prices. For 2021, all-in sustaining costs per ounce6 increased by 13% compared to the prior year, mainly reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for 2021 increased by 132% compared to the prior year, primarily due to increased project capital expenditures6 for the plant expansion and mine life extension project. This was combined with higher minesite sustaining capital expenditures6 related to the Llagal tailings storage facility, higher capitalized stripping at the Montenegro open pit and major maintenance at the Quisqueya power plant. This was partially offset by the purchase of a new fleet for ore rehandling activities occurring in the prior year.

2021 compared to Guidance
Gold production in 2021 of 488 thousand ounces was within the guidance range of 470 to 510 thousand ounces. Cost of sales per ounce7 and total cash costs per ounce6 of $896 and $541, respectively, were within the guidance ranges of $880 to $930 per ounce and $520 to $570 per ounce, respectively, despite the impact of higher energy prices. All-in sustaining costs per ounce6 was $745, which was lower than the guidance range of $760 to $810 per ounce mainly driven by the deferral of sustaining capital at the existing tailings facility.

BARRICK YEAR-END 2021	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	7,766	8,131	(4)%	33,073	33,036	—%	32,192
Open pit ore	1,208	257	370%	1,808	1,698	6%	2,726
Open pit waste	5,999	7,319	(18)%	29,050	29,078	0%	27,183
Underground	559	555	1%	2,215	2,260	(2)%	2,283
Average grade (grams/tonne)
Open pit mined	3.47	2.63	32%	3.22	5.50	(41)%	4.83
Underground mined	4.34	4.65	(7)%	4.68	4.36	7%	4.67
Processed	4.25	4.63	(8)%	4.79	4.76	1%	4.90
Ore tonnes processed (000s)	1,019	1,011	1%	4,015	3,916	3%	3,945
Recovery rate	91%	91%	0%	91%	91%	0%	92%
Gold produced (000s oz)	126	137	(8)%	560	544	3%	572
Gold sold (000s oz)	128	134	(4)%	558	542	3%	575
Revenue ($ millions)	228	239	(5)%	999	966	3%	806
Cost of sales ($ millions)	145	149	(3)%	585	576	2%	601
Income ($ millions)	74	84	(12)%	380	358	6%	190
EBITDA ($ millions)[b]	132	137	(4)%	602	572	5%	426
EBITDA margin[c]	58%	57%	2%	60%	59%	2%	53%
Capital expenditures ($ millions)	50	59	(15)%	238	185	29%	136
Minesite sustaining[b]	13	42	(69)%	159	170	(6)%	133
Project[b]	37	17	118%	79	15	427%	3
Cost of sales ($/oz)	1,139	1,109	3%	1,049	1,060	(1)%	1,044
Total cash costs ($/oz)[b]	685	708	(3)%	650	666	(2)%	634
All-in sustaining costs ($/oz)[b]	822	1,056	(22)%	970	1,006	(4)%	886
All-in costs ($/oz)[b]	1,109	1,184	(6)%	1,111	1,034	7%	891
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the Merger.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were zero LTIs recorded during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.00 per million hours worked compared to 0.00 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 0.35 per million hours worked, compared to 0.41 in the prior quarter.
There were two LTIs recorded in 2021, which resulted in an LTIFR8 of 0.11 per million hours worked compared to 0.07 in 2020. The TRIFR8 for 2021 was 0.92 per million hours worked, compared to 1.53 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Loulo-Gounkoto’s income for the fourth quarter of 2021 was 12% lower than the prior quarter, mainly due to lower sales volume and higher cost of sales per ounce7 partially offset by a higher realized gold price6.
Gold production for the fourth quarter of 2021 was 8% lower than the prior quarter, mainly due to lower grades processed, in line with the mine plan.
Cost of sales per ounce7 for the fourth quarter of 2021 was 3% higher than the prior quarter due to higher depreciation, partially offset by lower total cash costs per ounce6. Total cash costs per ounce6 was 3% lower than the prior quarter due to more efficient power blends in both the underground mine and processing operations towards the end of the quarter, partially offset by the impact of lower grades. For the fourth quarter of 2021, all-in sustaining costs per ounce6 decreased by 22% compared to the prior quarter, primarily reflecting lower minesite sustaining capital expenditures6, as well as lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2021 decreased by 15% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures6. This was partially offset by higher project capital expenditures6 relating to the continued development of Gounkoto underground and the expansion of power capacity.

2021 compared to 2020
Loulo-Gounkoto’s income for 2021 was 6% higher than the prior year, due to a higher realized gold price6, higher sales volume and lower cost of sales per ounce7.

BARRICK YEAR-END 2021	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2021 was 3% higher compared to the prior year, primarily due to higher plant throughput as well as higher grades processed.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2021 were 1% and 2% lower, respectively, compared to the prior year, mainly due to the impact of higher grades as well as lower underground mining costs. For 2021, all-in sustaining costs6 were 4% lower compared to the prior year reflecting lower total cash costs per ounce6 and decreased minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2021 were 29% higher compared to the prior year, primarily due to higher project capital expenditures6 from the development of Gounkoto underground and the expansion of power capacity. This was slightly offset by lower minesite sustaining capital expenditures6.

2021 compared to Guidance
Gold production in 2021 of 560 thousand ounces was at the top end of the guidance range of 510 to 560 thousand ounces. Cost of sales per ounce7 of $1,049 was above the guidance range of $980 to $1,030 per ounce, due to higher depreciation. Total cash costs per ounce6 and all-in sustaining costs per ounce6 of $650 and $970, respectively, were within the guidance ranges of $630 to $680 per ounce and $930 to $980 per ounce, respectively.

BARRICK YEAR-END 2021	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	3,866	3,840	1%	14,657	13,308	10%	12,273
Open pit ore	330	361	(9)%	1,278	1,380	(7)%	1,693
Open pit waste	3,082	3,072	0%	11,610	10,091	15%	8,824
Underground	454	407	12%	1,769	1,837	(4)%	1,756
Average grade (grams/tonne)
Open pit mined	2.43	3.00	(19)%	2.71	2.22	22%	2.32
Underground mined	5.88	5.89	0%	5.63	5.20	8%	5.12
Processed	3.90	3.73	5%	3.62	3.68	(2)%	3.80
Ore tonnes processed (000s)	841	872	(4)%	3,503	3,434	2%	3,381
Recovery rate	89%	90%	(1)%	90%	90%	0%	89%
Gold produced (000s oz)	94	95	(1)%	366	364	1%	366
Gold sold (000s oz)	95	93	2%	367	364	1%	363
Revenue ($ millions)	172	166	4%	661	648	2%	505
Cost of sales ($ millions)	93	92	1%	373	397	(6)%	403
Income ($ millions)	71	74	(4)%	278	244	14%	108
EBITDA ($ millions)[b]	108	110	(2)%	419	418	0%	304
EBITDA margin[c]	63%	66%	(5)%	63%	65%	(3)%	60%
Capital expenditures ($ millions)	19	19	0%	70	51	37%	43
Minesite sustaining[b]	12	11	9%	54	49	10%	41
Project[b]	7	8	(13)%	16	2	700%	2
Cost of sales ($/oz)	979	987	(1)%	1,016	1,091	(7)%	1,111
Total cash costs ($/oz)[b]	582	597	(3)%	627	608	3%	568
All-in sustaining costs ($/oz)[b]	776	751	3%	818	778	5%	693
All-in costs ($/oz)[b]	844	838	1%	861	782	10%	701
a.Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo ("DRC") and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c. Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 1.39 per million hours worked, an improvement from 1.88 in the prior quarter.
There were two LTIs recorded in 2021, which resulted in an LTIFR8 of 0.14 per million hours worked compared to 0.23 in 2020. The TRIFR8 for 2021 was 1.22 per million hours worked, compared to 1.59 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Kibali’s income for the fourth quarter of 2021 was 4% lower than the third quarter of 2021 as a result of foreign exchange payment fees incurred on dividend payments.
Gold production for the fourth quarter of 2021 was 1% lower than the prior quarter, due to fewer tonnes processed in line with the mine plan for the quarter, partially offset by higher grades processed. Gold sales for the fourth quarter of 2021 were 2% higher when compared to the prior quarter, due to the timing of sales.
Cost of sales per ounce7 for the fourth quarter of 2021 was in line with the prior quarter. Total cash costs per ounce6 was 3% below the prior quarter, with fewer stockpiled tonnes processed when compared to the previous quarter. All-in sustaining costs per ounce6 for the fourth quarter of 2021 ended 3% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures for the fourth quarter of 2021, were in line with the prior quarter. Slightly higher minesite sustaining capital expenditures7 were due to higher capitalized stripping relative to the prior quarter.

2021 compared to 2020
Kibali’s income for 2021 was 14% higher than the prior year due to a higher realized gold price6, lower cost of sales per ounce7 and slightly higher sales volume.

BARRICK YEAR-END 2021	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2021 was slightly higher compared to the prior year due to higher throughput, partially offset by lower grades processed.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2021 decreased by 7% compared to the prior year due to lower depreciation expense, partially offset by higher total cash costs6. Total cash costs per ounce6 were 3% higher, mainly due to higher labor and logistics charges due to pandemic-related travel restrictions. This was partially offset by lower energy costs driven by an improved hydro power blend in the first half of 2021 and relatively lower fuel prices. For 2021, all-in sustaining costs per ounce6 was 5% higher compared to the prior year, reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2021 were 37% higher compared to the prior year, due to higher minesite sustaining capital expenditures6 related to a tailings dam raise, and project capital expenditures6 related to the advancement of the Kalimva/Ikamva and Pamao open pit projects.

2021 compared to Guidance
Attributable gold production in 2021 of 366 thousand ounces was near the midpoint of the guidance range of 350 to 380 thousand ounces. Cost of sales per ounce7 of $1,016 was within guidance range of $990 to $1,040 per ounce. Total cash costs per ounce6 of $627 were also within the guidance range of $590 to $640 per ounce, while all-in sustaining costs per ounce6 of $818 were at the lower end of the guidance range of $800 to $850 per ounce.

BARRICK YEAR-END 2021	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Open pit tonnes mined (000s)	8,997	8,837	2%	37,787	29,108	30%	36,758
Open pit ore	3,308	3,267	1%	10,629	13,678	(22)%	16,048
Open pit waste	5,689	5,570	2%	27,158	15,430	76%	20,710
Average grade (grams/tonne)
Open pit mined	0.85	0.69	23%	0.77	0.78	(1)%	0.71
Processed	0.81	0.71	14%	0.77	0.84	(8)%	0.79
Heap leach ore tonnes processed (000s)	3,442	3,126	10%	11,114	12,017	(8)%	13,587
Gold produced (000s oz)	61	48	27%	172	226	(24)%	274
Gold sold (000s oz)	83	44	89%	206	186	11%	271
Revenue ($ millions)	153	81	89%	382	333	15%	386
Cost of sales ($ millions)	109	58	88%	262	213	23%	323
Income ($ millions)	43	24	79%	118	114	4%	57
EBITDA ($ millions)[b]	80	41	95%	203	183	11%	172
EBITDA margin[c]	52%	51%	2%	53%	55%	(3)%	45%
Capital expenditures ($ millions)	28	29	(3)%	142	113	26%	106
Minesite sustaining[b]	22	29	(24)%	136	98	39%	91
Project[b]	6	0	100%	6	15	(60)%	15
Cost of sales ($/oz)	1,279	1,315	(3)%	1,256	1,151	9%	1,188
Total cash costs ($/oz)[b]	834	882	(5)%	816	748	9%	734
All-in sustaining costs ($/oz)[b]	1,113	1,571	(29)%	1,493	1,308	14%	1,105
All-in costs ($/oz)[b]	1,179	1,571	(25)%	1,520	1,390	9%	1,162
a.Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded at Veladero during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 0.00 per million hours worked, compared to 0.64 in the prior quarter.
There were three LTIs recorded in 2021, which resulted in an LTIFR8 of 0.28 per million hours worked compared to 0.31 in 2020. The TRIFR8 for 2021 was 0.48 per million hours worked, compared to 0.72 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.
Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 35 to the Financial Statements for more information regarding these and related matters.

Financial Results
Q4 2021 compared to Q3 2021
Veladero’s income for the fourth quarter of 2021 was 79% higher than the third quarter of 2021, primarily due to higher sales volume, lower cost of sales per ounce7 and a higher realized gold price6.
Gold production in the fourth quarter of 2021 was 27% higher than the prior quarter, primarily due to an increase in recoverable ounces placed, combined with a successful strategy of processing material simultaneously from both Phases 1 to 5 and the recently commissioned Phase 6 leach pad. Gold sales were higher than production in the fourth quarter of 2021 due to the sale of a portion of built-up gold inventory as we continue to manage the timing of our sales to minimize our exposure to local currency devaluation.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 decreased by 3% and 5%, respectively, mainly due to the impact of higher sales volumes, partially offset by higher open pit mining and processing costs driven by maintenance and higher consumable prices. In the fourth quarter of 2021, all-in sustaining costs per ounce6 was 29% lower than the prior quarter, primarily attributable to lower minesite sustaining capital expenditures6, combined with lower total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2021 decreased by 3% compared to the prior quarter due to lower minesite sustaining capital expenditures6 related to lower capitalized stripping and drilling. This was partially offset by increased project capital expenditures6 reflecting the commencement of construction for the Phase 7A leach pad after the winter season.

BARRICK YEAR-END 2021	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2021 compared to 2020
Veladero’s income for 2021 was 4% higher than the prior year, primarily due to a higher realized gold price6 and higher sales volume, partially offset by higher cost of sales per ounce7.

INCOME AND EBITDA6

In 2021, gold production decreased by 24% compared to the prior year, primarily due to the construction and commissioning of the Phase 6 leach pad. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021, while the mine transitioned to Phase 6. The Phase 6 leach pad expansion was successfully commissioned in the second quarter of 2021, in line with guidance. Gold sales were higher than production as we actively managed the timing of sales to minimize our exposure to local currency devaluation and support the payment of a $20 million dividend to the Veladero joint venture partners.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

In 2021, cost of sales per ounce7 and total cash costs per ounce6 both increased by 9% compared to the prior year period due to higher open pit costs driven by increased mining activity, combined with higher G&A expenditure related to Covid-19. Cost of sales per ounce7 was further impacted by higher depreciation expense. All-in sustaining costs per ounce6 in 2021 increased by 14% compared to the prior year, primarily due to the impact of higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2021, capital expenditures increased by 26% compared to the prior year, mainly due to higher sustaining capital expenditures6 resulting from the development of the Phase 6 leach pad expansion and higher capitalized stripping. Project capital expenditures were lower compared to the prior year, mainly due to a $15 million payment made for the funding of a power transmission line in Argentina following an agreement made with the Provincial Power Regulatory Body of San Juan ("EPRE") that occurred in the same prior year period.

2021 compared to Guidance
Gold production in 2021 of 172 thousand ounces was above the guidance range of 130 to 150 thousand ounces due to stronger performance from the additional stacking capacity of Phase 6, as well as the simultaneous processing of Phases 1 to 5 together with Phase 6. All cost metrics were below the guidance ranges. Cost of sales per ounce7 was $1,256 compared to the guidance range of $1,510 to $1,560 per ounce due to lower depreciation. Total cash costs per ounce6 and all-in sustaining costs per ounce6 were $816 and $1,493, respectively, compared to the guidance ranges of $820 to $870 per ounce and $1,720 to $1,770 per ounce, respectively. Lower total cash costs per ounce6 was driven by higher production. All-in sustaining costs per ounce6 was lower than guidance due to lower total cash costs per ounce6, lower capitalized stripping, and the postponement of truck purchases to 2023.

Regulatory matters
On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. During the fourth quarter of 2021, a dividend of $20 million was paid to the Veladero joint venture partners, in addition to a $17 million loan interest payment. Ongoing constructive discussions are still being held with the Central Bank on our rights to repatriate further profits.
Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK YEAR-END 2021	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84 basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Total tonnes mined (000s)	661	340	94%	1,603	3,758	(57)%	10,388
Open pit ore	116	n/a	n/a	116	1,484	(92)%	3,987
Open pit waste	160	n/a	n/a	160	1,197	(87)%	5,532
Underground	385	340	13%	1,327	1,077	23%	869
Average grade (grams/tonne)
Open pit mined	1.63	n/a	n/a	1.63	2.14	(24)%	2.03
Underground mined	6.89	6.29	10%	5.58	6.19	(10)%	6.82
Processed	3.57	3.25	10%	3.30	3.45	(4)%	4.50
Ore tonnes processed (000s)	690	658	5%	2,703	2,546	6%	1,829
Recovery rate	90%	91%	(1)%	90%	92%	(2)%	94%
Gold produced (000s oz)	69	66	5%	260	261	0%	251
Gold sold (000s oz)	70	65	8%	257	269	(4)%	248
Revenue ($ millions)	126	116	9%	463	480	(4)%	350
Cost of sales ($ millions)	59	64	(8)%	248	267	(7)%	236
Income ($ millions)	68	52	31%	214	214	0%	112
EBITDA ($ millions)[b]	80	64	25%	261	290	(10)%	187
EBITDA margin[c]	63%	55%	15%	56%	60%	(7)%	53%
Capital expenditures ($ millions)	32	18	78%	79	87	(9)%	42
Minesite sustaining[b]	23	11	109%	52	57	(9)%	36
Project[b]	9	7	29%	27	30	(10)%	6
Cost of sales ($/oz)	858	993	(14)%	966	992	(3)%	953
Total cash costs ($/oz)[b]	679	796	(15)%	777	702	11%	646
All-in sustaining costs ($/oz)[b]	1,033	985	5%	1,001	929	8%	802
All-in costs ($/oz)[b]	1,150	1,105	4%	1,105	1,039	6%	824
a.Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective. The results in the table and the discussion that follows are based on our share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded at North Mara during the fourth quarter of 2021, which resulted in an LTIFR8 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 1.04 per million hours worked, compared to 0.00 in the prior quarter.
There was one LTI recorded in 2021, resulting in an LTIFR8 of 0.13 per million hours worked, compared to 0.28 in 2020. The TRIFR8 for 2021 was 0.90 per million hours worked, compared to 1.96 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
North Mara’s income for the fourth quarter of 2021 was 31% higher than the third quarter of 2021, mainly due to higher sales volumes, lower cost of sales per ounce7 and a higher realized gold price6.
In the fourth quarter of 2021, gold production was 5% higher than the prior quarter, mainly due to improved plant throughput combined with higher grade and tonnes from the underground. Open-pit mining resumed in the fourth quarter of 2021 for the first time since the second quarter of 2020. The Rama pit is expected to be commissioned in the first quarter of 2022. Fleet replacement and an improvement in underground efficiency in 2021 has resulted in a record year for underground tonnes mined.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 14% and 15% lower, respectively, than the prior quarter, primarily due to the successful transition to grid power from diesel in the underground. This was combined with improved underground ore delivery, at a higher grade, after the delivery of new fleet purchased in prior quarters. All-in sustaining costs per ounce6 in the fourth quarter of 2021 was 5% higher than the prior quarter as a result of higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2021 were 78% higher than the third quarter of 2021, driven by higher minesite sustaining capital expenditures6 as well as higher project capital expenditures6 predominantly relating to the initial capital spend on the restart of the open-pit mine, procurement of key underground equipment in line

BARRICK YEAR-END 2021	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
with our automation and optimization plan, and completion of the brine treatment facility.

2021 compared to 2020
North Mara’s income for 2021 was in line with the prior year as lower sales volume was offset by a higher realized gold price6 and lower cost of sales per ounce7.

INCOME AND EBITDA6,a

a The results are presented on a 63.9% basis from January 1, 2019 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

In 2021, gold production was largely in line with the prior year as higher throughput was offset by lower grades processed. Both mill throughput and underground tonnes mined reached annual records in 2021.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2021 was 3% lower than the prior year, due to lower depreciation following the temporary cessation of open-pit mining in 2020, partially offset by higher total cash costs per ounce6. The increase in total cash costs per ounce6 of 11% was mainly due to increased royalty expense due to a higher realized gold price6, combined with higher operating costs related to the water treatment plant. All-in sustaining costs per ounce6 was 8% higher than the prior year, primarily due to higher total cash costs per ounce6, partially offset by a decrease in minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2021, capital expenditures decreased by 9% compared to the prior year, driven by lower minesite sustaining capital expenditures6 as well as lower project capital expenditures6, mainly due to investments in the prior year related to the tailings storage facility and other water management initiatives.

2021 compared to Guidance
Gold production in 2021 of 260 thousand ounces was in the upper end of the guidance range of 240 to 270 thousand ounces. Cost of sales per ounce7 of $966 was slightly below the guidance range of $970 to $1,020 per ounce. Total cash costs per ounce6 and and all-in sustaining costs per ounce6 of $777 and $1,001, respectively, were both within the guidance ranges of $740 to $790 per ounce and $960 to $1,100 per ounce, respectively.

BARRICK YEAR-END 2021	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/21	9/30/21	Change	12/31/21	12/31/20	Change	12/31/19
Underground tonnes mined (000s)	243	198	23%	730	83	780%	n/a
Average grade (grams/tonne)
Underground mined	8.86	9.91	(11)%	9.23	8.81	5%	n/a
Processed	8.18	9.82	(17)%	8.95	1.35	563%	1.09
Ore tonnes processed (000s)	234	179	31%	661	1,618	(59)%	1,531
Recovery rate	93%	94%	(1)%	93%	62%	50%	50%
Gold produced (000s oz)	57	53	8%	178	44	304%	27
Gold sold (000s oz)	53	49	8%	166	103	61%	27
Revenue ($ millions)	101	91	11%	303	202	50%	39
Cost of sales ($ millions)	50	53	(6)%	179	154	16%	33
Income ($ millions)	51	37	38%	122	27	352%	(14)
EBITDA ($ millions)[b]	65	50	30%	170	87	95%	0
EBITDA margin[c]	64%	55%	16%	56%	43%	30%	0%
Capital expenditures ($ millions)	31	10	210%	70	64	9%	5
Minesite sustaining[b]	17	5	240%	29	6	383%	2
Project[b]	14	5	180%	41	58	(29)%	3
Cost of sales ($/oz)	956	1,073	(11)%	1,079	1,499	(28)%	1,207
Total cash costs ($/oz)[b]	567	724	(22)%	709	832	(15)%	676
All-in sustaining costs ($/oz)[b]	897	827	8%	891	895	0%	773
All-in costs ($/oz)[b]	1,159	937	24%	1,138	1,459	(22)%	850
a.Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective. The results in the table and the discussion that follows are based on our share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were two LTIs recorded at Bulyanhulu during the fourth quarter of 2021, which resulted in an LTIFR8 of 1.34 per million hours worked, versus 1.40 in the prior quarter. The TRIFR8 for the fourth quarter of 2021 was 2.69 per million hours worked, compared to 4.88 in the prior quarter.
There were four LTIs recorded at Bulyanhulu in 2021, which resulted in an LTIFR8 of 0.72 per million hours worked versus 0.32 in 2020. The TRIFR8 for 2021 was 2.90 per million hours worked, compared to 2.30 in the prior year. No Class 19 environmental incidents occurred during 2021 or 2020.

Financial Results
Q4 2021 compared to Q3 2021
Bulyanhulu’s income for the fourth quarter of 2021 was 38% higher than the third quarter of 2021, mainly due to higher sales volumes and lower cost of sales per ounce7 following the successful ramp-up of the underground operation into the fourth quarter of 2021, combined with a higher realized gold price6.
In the fourth quarter of 2021, gold production was 8% higher than the prior quarter. This increase was driven by the successful ramp-up of the underground operation, which achieved steady-state production during the quarter.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 11% and 22% lower, respectively, than the prior quarter mainly due to the impact of higher production. All-in sustaining costs per ounce6 in the fourth quarter of 2021 was 8% higher than the prior quarter, mainly as a result of higher minesite sustaining capital expenditures6, partially offset by lower total cash costs per ounce6.
Capital expenditures in the fourth quarter of 2021 were 210% higher than the third quarter of 2021, mainly due to increased minesite sustaining capital expenditures6 related to the replacement of the underground mobile fleet. This was combined with higher project capital expenditures6 relating to the process plant optimization, capitalized drilling and life of mine design improvements identified during the underground re-start project.

2021 compared to 2020
Bulyanhulu’s income for 2021 was 352% higher than the prior year, primarily due to higher sales volumes related to the ramp-up of underground mining and processing operations, as described above. This was combined with lower cost of sales per ounce7 and a higher realized gold price6.

BARRICK YEAR-END 2021	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6,a

a The results are presented on a 63.9% basis from January 1, 2019 to September 30, 2019, on a 100% basis from October 1, 2019 to December 31, 2019 and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective.

In 2021, gold production was 304% higher than the prior year, primarily due to the ramp-up of underground mining and processing following the restart of underground mining operations at the end of the third quarter of 2020. For most of the prior year, Bulyanhulu was a tailings re-treatment operation.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2021 were 28% and 15% lower, respectively, than the prior year, mainly due to the impact of higher gold production following the successful ramp-up of underground mining and processing in 2021. All-in sustaining costs per ounce6 was in line with the prior year due to lower total cash costs per ounce6, largely offset by higher minesite sustaining capital expenditures6.
COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2021, capital expenditures increased by 9% compared to the prior year, driven by higher minesite sustaining capital expenditures6 mainly from the replacement of the underground mobile fleet as well as capitalized drilling of the underground. This was partially offset by lower project capital expenditures6 as the mine transitioned to steady state.

2021 compared to Guidance
Gold production in 2021 of 178 thousand ounces was within the guidance range of 170 to 200 thousand ounces. Cost of sales per ounce7 and total cash costs per ounce6 of $1,079 and $709, respectively, were higher than the guidance ranges of $980 to $1,030 per ounce and $580 to $630 per ounce, respectively. All-in sustaining costs per ounce6 of $891 was also higher than the guidance range of $810 to $860 per ounce. All cost metrics were higher than the guidance ranges due to higher than expected dilution, additional drilling to improve grade control reconciliation, and the timing of concentrate sales resulting in lower copper by-product credits.

BARRICK YEAR-END 2021	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/21					9/30/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Tongon (89.7%)	50	1,494	1,205	1,301	2	41	1,579	1,139	1,329	7
Hemlo	35	1,770	1,481	1,938	15	26	1,870	1,493	2,276	20
Buzwagi[c] (84%)						4	1,000	967	970	0
Porgera[d] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
b. Includes both minesite sustaining and project capital expenditures.
c.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
d.As Porgera has been on care and maintenance since April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d'Ivoire
Gold production for Tongon in the fourth quarter of 2021 was 22% higher than the prior quarter, reflecting higher grades processed, throughput and recoveries. As previously disclosed, production in the third quarter of 2021 was impacted by a heavy rainy season. Cost of sales per ounce7 in the fourth quarter of 2021 was 5% lower than the prior quarter due to lower depreciation, partially offset by higher total cash costs per ounce6. Total cash costs per ounce6 were 6% higher than the prior quarter, primarily due to higher mill power consumption reflecting increased throughput. All-in sustaining costs per ounce6 in the fourth quarter of 2021 were lower than the prior quarter, due to lower minesite sustaining capital expenditures6, partially offset by the increase in total cash costs per ounce6 .
Gold production in 2021 of 187 thousand ounces was within the guidance range of 180 to 200 thousand ounces. Cost of sales per ounce7 of $1,504 was also within the guidance range of $1,470 to $1,520 per ounce. Total cash costs per ounce6 and all-in sustaining costs per ounce6 of $1,093 and $1,208, respectively, were both above the guidance ranges of $1,000 to $1,050 per ounce and $1,140 to $1,190 per ounce, respectively, driven by increased material mined and processed with lower grade and recoveries.

Hemlo, Ontario, Canada
Hemlo's gold production in the fourth quarter of 2021 was 35% higher than the prior quarter, primarily due to higher grades and higher ore tonnes mined due to improved underground performance. Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2021 were 5% and 1% lower, respectively, than the prior quarter due to the impact of higher sales volumes. All-in sustaining costs per ounce6 decreased by 15% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures6 and lower total cash costs per ounce6.
As expected and previously disclosed, gold production in 2021 of 150 thousand ounces was below the guidance range of 200 to 220 thousand ounces, which was due to lower underground productivity impacted by Covid-19 movement restrictions that slowed the ramp-up of underground development, temporary seismicity issues, and a mine shutdown following the tragic fatality in July 2021 of an employee from our underground mining contractor. Cost of sales per ounce7 of $1,693 and total cash costs per ounce6 of $1,388 were both above the guidance ranges of $1,200 to $1,250 per ounce and $950 to $1,000 per ounce, respectively. All-in sustaining costs per ounce6 of $1,970 was also higher than the guidance range of $1,280 to $1,330 per ounce. As expected and previously disclosed, per ounce cost metrics in 2021 were above guidance due to a significant increase in royalty expense from a higher realized gold price6 and mining in specific underground zones that incurred a higher net profit interest royalty burden. Costs were also impacted by lower production volumes as described above.
Porgera (47.5% basis), Papua New Guinea
On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. These include a Shareholders Agreement among the shareholders of a new Porgera joint venture company, an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine

BARRICK YEAR-END 2021	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Development Contract to accompany the new SML that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera was excluded from our 2021 guidance and will also be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 21 and 35 to the Financial Statements for more information.

BARRICK YEAR-END 2021	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/21					9/30/21
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Lumwana	78	2.16	1.54	3.29	79	57	2.54	1.76	2.68	30
Zaldívar (50%)	27	3.14	2.35	3.42	35	24	3.13	2.33	2.77	21
Jabal Sayid (50%)	21	1.36	1.11	1.27	3	19	1.51	1.35	1.55	2
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
b. Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia
Copper production for Lumwana in the fourth quarter of 2021 was 37% higher compared to the prior quarter, resulting from higher grades processed, improved recovery and a significant improvement in throughput driven by higher mill availability. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2021 were 15% and 13% lower, respectively, than the prior quarter primarily due to higher capitalized stripping, partially offset by higher mining costs. Cost of sales per pound7 was further impacted by lower depreciation expense. In the fourth quarter of 2021, all-in sustaining costs per pound6 increased by 23% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6 mainly related to new mining equipment and stripping, partially offset by lower C1 cash costs per pound6.
Copper production in 2021 of 242 million pounds was below the guidance range of 250 to 280 million pounds, mainly due to lower mill and equipment availability. A new fleet was commissioned in the fourth quarter of 2021, which improved availability and was a key driver in the significant increase in production quarter-on-quarter. Cost of sales per pound7 of $2.25 was above the guidance range of $1.85 to $2.05 per pound, while C1 cash costs per pound6 of $1.62 was within the guidance range of $1.45 to $1.65. All-in sustaining costs6 of $2.80 per pound were above the guidance range of $2.25 to $2.45 per pound, due to the timing of shipments. Higher cost metrics are mainly attributed to a higher realized copper price6, which resulted in a higher royalty expense, whereas the guidance ranges were based on a copper price of $2.75/lb as previously disclosed.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the fourth quarter of 2021 was 13% higher than the prior quarter, mainly due to higher grades processed. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2021 were in line with the prior quarter. All-in sustaining costs per pound6 increased by 23% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6 that were previously deferred as a result of Covid-19 movement restrictions earlier in the year.
Copper production in 2021 of 97 million pounds was within the guidance range of 90 to 110 million pounds. Cost metrics per pound were above the guidance ranges mainly due to cost overruns relating to site maintenance. Cost of sales per pound7 for 2021 was $3.19 compared to guidance of $2.30 to $2.50 per pound. C1 cash costs per pound6 was $2.38 compared to guidance of $1.65 to $1.85 per pound, and all-in sustaining costs per pound6 was $2.94 compared to guidance of $1.90 to $2.10 per pound.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the fourth quarter of 2021 was 11% higher compared to the prior quarter, mainly due to increased throughput. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2021 were 10% and 18% lower, respectively, than the prior quarter mainly due to the impact of higher sales volume. All-in sustaining costs per pound6 in the fourth quarter of 2021 decreased by 18% when compared to the prior quarter, mainly due to the lower C1 cash costs per pound6, with minesite sustaining capital expenditures6 remaining consistent with the prior quarter.
Copper production in 2021 of 76 million pounds was near the midpoint of the guidance range of 70 to 80 million pounds, with the mine exceeding expectations on grade and the mill delivering across all quarters. Cost of sales per pound7 for 2021 was $1.38, finishing below the guidance range of $1.40 to $1.60 per pound. C1 cash costs per pound6 were $1.18, which was within the guidance range of $1.10 to $1.30 per pound. All-in sustaining costs per pound6 were $1.33, also within guidance of $1.30 to $1.50 per pound.

BARRICK YEAR-END 2021	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA
Since the conclusion of the public scoping period in September 2021, the Bureau of Land Management’s (“BLM”) Environmental Impact Statement (“EIS”) contractor (Stantec) has completed the Draft EIS (“DEIS”) documents. The draft documents will be reviewed by the local, state, and federal BLM offices before being made available for public review and comment. We expect the public review period for the DEIS to begin in the first quarter of 2022, and it will last for 45 days. Public meetings will be held to gather comments and answer questions from the public. Comments gathered during the public review of the DEIS will then be addressed in the Final EIS (“FEIS”) documents. We continue to expect the issuance of a Record of Decision (“ROD”) in the second half of 2022, which is reflected in the current mine plan.
As the permitting process progresses, mine development has continued in the Red Hill mining zone at Goldrush. Development is currently focused on the upper portions of Red Hill, where dewatering of the ore body is not required. Additionally, the Multi-Purpose Drift (“MPD”) continues to be developed to the north over the top of the orebody. The MPD will serve as a platform for continued underground exploration drilling of the Red Hill and Crow mining zones. Test mining of underground longhole stopes commenced in November 2021. Test stoping will allow for the validation of mining rock mass conditions and increase the amount of ore available for bulk metallurgical testing through the Carlin roasters.
Capital purchases of mobile mining equipment continued in the fourth quarter of 2021. Assembly has begun on a modular dry facility just outside of the existing office/shop facility near the Cortez Hills Open Pit. Engineering work is progressing on Ventilation Raise #1 (“VR1”), the materials handling system, and the underground backfill system. The drilling of test wells for the first three dewatering wells is currently expected to begin in the third quarter of 2022.
The headcount ramp-up at Goldrush also continues, with 127 NGM employees on-site at year-end. Headcount is planned to increase to 233 over the course of 2022.
As at December 31, 2021, we have spent $290 million on a 100% basis (including $26 million in the fourth quarter of 2021) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (until commercial production begins in 2025), is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA14
Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter haulage distances.
Construction activities continued in the fourth quarter of 2021, focusing on shaft steel installation. At the end of the quarter, shaft steel equipping reached 28% completion as measured by steel weight. Furthermore, commissioning of the concrete/shotcrete slick line was successfully completed, construction on the 2280 level materials handling system restarted and surface construction of the additional main exhaust fan at the No. 1 Shaft began. Permanent conveyance deliveries have started and a contract is now in place for the construction of the change house facility, which will commence in 2022. The focus of the project will remain on shaft equipping for the first quarter of 2022, followed by final headframe refit.
As at December 31, 2021, we have spent $222 million (including $7 million in the fourth quarter of 2021) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic15
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).
Engineering design of the plant expansion continued to progress during the fourth quarter of 2021 and is now essentially complete (from 97% as of the third quarter of 2021). 94% of the contracts and purchase orders have been placed. Steel fabrication is now complete and 91% of the manufactured steel required had been shipped at the end of the fourth quarter of 2021.
Construction for the plant expansion is now 26% complete (from 16% as of the third quarter of 2021). Earthworks were 75% and civil concrete works were 60% complete at the end of the fourth quarter of 2021. Steel and mechanical installation has started, and will ramp up through the first quarter of 2022 upon the arrival of materials. We expect completion of the plant expansion by the end of 2022.
The social, environmental, and technical studies for additional tailings and mine waste rock capacity continued to advance, including the review of alternative sites, in consultation with the government. Detailed design and engineering of these alternative sites is ongoing. We are continuing to engage with local stakeholders to review concerns and feedback.
As of December 31, 2021, we have incurred $450 million (including $112 million in the fourth quarter of 2021) on the project. As previously disclosed, the project has experienced logistical challenges and related delays primarily due to the impact of the Covid-19 pandemic on the global supply chain, and consequently the capital cost of the project is now estimated at approximately $1.4 billion (100% basis).

Bulyanhulu Re-Start and Optimization
During the fourth quarter of 2021, Bulyanhulu achieved record gold production of 68 thousand ounces (100% basis) since resuming mining operations, which is higher than the 2022 planned quarterly run-rate of 55 to 60 thousand ounces (100% basis). In addition, full commissioning of the grinding and gravity circuits has now been completed, enabling the plant to achieve steady throughput rates of

BARRICK YEAR-END 2021	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2,500 tonnes per day. As the construction phase of this project has been completed, it will no longer be separately reported in this section of the MD&A.
The internal feasibility study for Bulyanhulu delivered mineral reserve growth of 670 thousand ounces year on year (100% basis), net of 2021 depletion, as a direct result of the underground resource conversion drill program at Deep West. Accordingly, the updated mine plan is now expected to deliver an average of 240 thousand ounces (100% basis) per annum for the majority of the life of mine, in excess of 10 years. Furthermore, mineral reserve conversion drilling is planned to convert the lower half of the Deep West panel during 2022.

Zaldívar Chloride Leach Project, Chile
Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta. In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.
During the fourth quarter of 2021, the fourth solvent extraction processing stream (Train D) was modified and recommissioned. Capital is trending in line with the approved budget. Construction of the project was substantially complete at the end of the fourth quarter of 2021 and subsequently completed in January 2022. Commissioning is expected in the first quarter of 2022.
Upon commissioning, the project is expected to increase copper recoveries by more than 10% through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had ore types similar to those that are processed at Zaldívar. Once in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.
As at December 31, 2021, we have spent $180 million (including $15 million in the fourth quarter of 2021)
out of an estimated capital cost of approximately $189 million (100% basis).

Veladero Phase 7 Leach Pad, Argentina
In November 2021, the board of Minera Andina del Sol approved the Phase 7A leach pad construction project. Construction of Phase 7B will commence following the completion of Phase 7A subject to approval by the Board. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation, impermeabilization, and pregnant leaching solution collection. Additionally, the north channel (non-contacted water management) will be extended along the leach pad facility.
Construction of Phase 7A commenced in November 2021. Overall project progress was at 20% completion at the end of the fourth quarter of 2021, slightly ahead of schedule. Completion is expected in mid-2022, in line with the mine plan.
As at December 31, 2021, we have spent $10 million out of an estimated capital cost of $75 million (100% basis). Subject to approval by the board of Minera Andina del Sol, construction of Phase 7B is expected to commence in the fourth quarter of 2022.

Veladero Power Transmission, Chile-Argentina
In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.
We have now completed the construction of the Veladero Power Transmission project, which is expected to be energized in the first half of 2022, subject to final authorization. As of December 31, 2021, we have spent $52 million to complete the project (100% basis).

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is an investment and a value driver for the business - not a process. Our strategy has multiple elements that all need to be in balance to deliver on the Company's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short-to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America
Carlin, Nevada, USA16, 17
At North Leeville, results from the 2021 resource delineation program have delivered a maiden inferred resource of 1.9 million tonnes at 11.5 g/t for 0.70 million ounces (on a 100% basis). The bulk of high-grade mineralization occurs in a 200 meter by 135 meter area, with significant growth opportunity along prospective northwest and north-northeast structures. Additional assay results from hole NLX-00010 extend the previously reported 42.4 meters with a further 14.3 meters of high-grade mineralization, producing a final intercept of 56.7 meters at 28.39 g/t Au. A subsequent hole, NLX-00012, located

BARRICK YEAR-END 2021	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
approximately 60 meters to the east returned two intercepts including 4.3 meters at 8.88 g/t Au and 7.8 meters at 26.03 g/t Au. The results confirm the continuity of mineralization along prominent low angle structural and stratigraphic controls in that direction. Resource delineation drilling will continue into 2022 to capture additional high-value ounces, while exploration drilling will test down-dip opportunities along interpreted feeder faults.
Exploration drifting continued from the south, with underground drilling successfully executing the drill program planned to infill the deposit along its southern extents. Overall, North Leeville is defined as a 1 by 1.2 kilometer zone of stratiform mineralization, primarily hosted at or near the contact of the Devonian Rodeo Creek and Popovich Formations, with high-grade centers focused on northwest and north-northeast structures, defining epicenters of high-value ounces within a rough 200 by 250 meter area, currently constrained only by drilling and open to the south and northeast.
Along the Post-Gen fault corridor beneath the southern margin of the Goldstrike stock, a final drill hole was completed at the Dogma target. While the hole intersected favorable breccia and alteration, the lithology was unfavorable and is expected to return only low-grade mineralization through the targeted zone. Focus along the fertile Post fault corridor has moved north of the Goldstrike stock, where down-dip extensions of several high-grade ore bodies remain open.
Resource delineation drilling at REN was completed in the fourth quarter of 2021, with the addition of a metallurgical core hole to increase the understanding of recoveries within the JB Zone. On a 100% basis, this program has delivered a maiden resource of 50 thousand ounces in the indicated category (0.11 million tonnes at 14.40 g/t Au) and 1.2 million ounces in the inferred category (5.2 million tonnes at 7.3 g/t Au), and has further expanded exploration upside potential. Drilling completed in the fourth quarter of 2021 targeted high upside potential areas outside the newly defined resource footprint and highlighted the potential for resource expansion both on the eastern side of the drift, south of the JB Zone (MRC-21015: 16.6 meters at 9.63 g/t Au, ~100m south of existing underground drilling) and, on the western side of the drift, highlighting the high-grade potential of the Corona Corridor (MRC-21001: 40.2 meters at 27.60 g/t Au in the north and MRC-21011: 16.8 meters at 7.03 g/t Au towards the south). Mineralization in the west remains open north, south and to the west. While on the east, mineralization remains unconstrained by drilling up to 800 meters to the south, at East Banshee.

Cortez, Nevada, USA18
At the Cortez Hills underground mine, drill testing of a fertile fault and inferred feeder below the mine referred to as the Hanson Footwall target was successful. To date, multiple intersections (16.9 meters at 11.24 g/t Au in the third quarter of 2021 and 22.6 meters at 23.07 g/t Au in the fourth quarter of 2021), provide encouragement for expansion along strike and down-dip. Follow-up step-out drill testing is planned to start in early 2022.
Follow-up drilling to grow the deposit westward at the Distal target intersected skarn alteration and quartz-sulfide veins that are associated with the previously encountered Distal mineralization. Further to the northwest, field mapping and sampling highlights additional potential associated with parallel structures containing strong alteration, and surface gold mineralization. Mapping and sampling is ongoing with drilling planned for 2022 in this new area of the deposit.
Further west at Swift, an exploration earn-in joint venture for Nevada Gold Mines, geologic mapping in conjunction with soil and rock chip sampling was undertaken and has validated and expanded the extents of known surface anomalies. Drilling of a framework core hole was initiated to assess depth and alteration of favorable lower plate carbonate host rocks in an area of sparse drilling and strong surficial geochemistry.

Fourmile, Nevada, USA
At Fourmile, drilling northwest of the Dorothy breccia at the northern extents of known mineralization, returned a narrow interval of high-grade mineralization along with a thick interval of breccia that has anomalous pathfinder geochemistry. This anomalous breccia indicates proximity to mineralization and warrants follow-up work to vector to its source. Further north, mapping continues tracing the northward projection of known fertile faults and the northern margin of the premineral Mill Canyon stock where strong geochemical anomalies are focused. Framework drilling commenced during the fourth quarter of 2021, targeting the intersection of anomalous structures identified from mapping to assess the potential of this frontier area several kilometers north of Fourmile.

Turquoise Ridge, Nevada, USA14
Improvements in the understanding of the Turquoise Ridge district geology continues to be delivered from data mining, re-logging, and section work. Updates to the geologic model using the new interpretations continues to highlight opportunities in the camp and multiple targets have been developed.
Sphinx scout drilling results have all been received, intersecting gold mineralization and strong multi-element leakage along three primary structural corridors. Follow-up drilling to test the down-dip intersection of these fertile faults with favorable host rocks at depth is in progress. Additional reverse circulation (“RC”) drilling in the Fence Line target, towards the Mega Pit, is planned to define the extent of a newly recognized area of strong Carlin-type chemical anomalism. The program planned for 2022 is significantly larger than in recent years.

Hemlo, Canada
Infill drilling is ramping up through 2022 in the western extension (E-Zone). The E-Zone consists of fine grain visible gold associated with deformed quartz-carbonate veining and intense carbonate alteration. This varies from the typical C-Zone mineralization to the east, which is mainly associated with strong feldspathization, indicating the E-Zone might be a more distal ore zone to the main ore body. A second rig has been added and the E-Zone is on track to add a new mining area near surface, which will be accessible from the 9975 level.
The most significant reserve and resource material was added in the Lower C-Zone, with continuation of the Lower C-Zone high-grade ore shoots defined approximately 200 meters below current development.

BARRICK YEAR-END 2021	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Uchi Belt, Canada
In the second half of 2021, Barrick executed four exploration earn-in agreements to secure consolidated land packages totaling ~124,000 hectares of highly prospective and underexplored ground in the western Uchi Belt of northern Ontario. The properties cover over 130 kilometers of strike along prospective structural corridors within the belt, and are all early-stage greenfield projects with excellent discovery potential. Each of the option agreements allow Barrick a clear path, through various expenditure and milestone commitments, to earn a minimum 70% interest in the properties.
On the South Uchi option with Kenorland Minerals in the east of the belt, a property-wide till survey has been completed and partial results to date have identified an anomalous gold-arsenic train within the eastern half of the property package, coincident with the approximately 40 kilometer long arsenic anomaly identified from legacy lake sediment data. Multiple barren grid lines to the immediate northeast, in the up-ice flow direction from the anomalous area, suggests that the source is proximal.
A Lidar survey was flown over the three western properties in the fourth quarter of 2021, which will be used to map the geomorphology to understand the glaciation history ahead of till surveys when the weather permits in 2022.

Latin America & Asia Pacific
Pueblo Viejo, Dominican Republic15
Delineation work progressed at the Arroyo del Rey target, where mapping identified multiple silica alteration events and rock chip samples yielded mineralization at surface, extending the geochemical footprint of the target to 1.5 by 0.7 kilometers, along a northeast trend which is consistent with historical geophysics anomalies. An induced polarization survey is planned for the first quarter of 2022 to further define targets for drill testing later in the year. The first phase of drilling at the Zambrana Central target failed to intersect a significant system, but did add support to the concept of a blind target below the thrusted Hatillo limestones within the Pueblo Viejo corridor, where significant high chargeability and low magnetic anomalies are present.

Pascua-Lama Project Area, Argentina and Chile
At Pascua, the review of the incoming metallurgical results from the 5,537 meter metallurgical campaign is ongoing. Initial results from bottle roll tests are being reviewed, and variability in data is being correlated to the underlying geology models. Flotation variability testwork results are expected in the first quarter of 2022. Bottle roll tests are showing indicative results that portions of the orebody do recover well through direct cyanidation. As a result, we plan to initiate a small 3,000 meter campaign in the first half of 2022 to test for leachability of these ore types. This work continues in support of our effort to rebuild a geometallurgical model and processing optionality review from first principles data.
At Lama, we began a detailed review of the potential high-sulfidation epithermal targets in the immediate district that could tie into a greater Pascua- Lama project or optionality for Veladero. A drill program is being finalized and will be initiated with two rigs in the first half of 2022, with an objective of defining targets that warrant future work, or elimination from ongoing optionality reviews.

El Indio Belt, Argentina and Chile
The El Indio Belt spans for over 120 kilometers along the Chile-Argentina border in the high Andes, from Alturas-Del Carmen at the southern end to El Encierro in the north. Barrick controls significant ground over this highly productive and prospective belt. Our exploration efforts have been focused on delineating targets with potential to deliver value, including drill testing in nine different targets during 2021, with an additional six targets at drill-ready stage planned for 2022. Generative work has delivered seven additional targets for delineation, which are expected to represent additional exploration opportunities.
At Alturas-Del Carmen, work in the fourth quarter of 2021 was focused on a drilling campaign at Alturas, to test structural controls within the system that could yield higher-grade controls and preferred ore continuity, within the larger framework of the deposit. Drilling at the Del Carmen targets is expected to resume in the first quarter of 2022.
Two holes drilled at Carmen Norte, located immediately to the north of the Rojo Grande mineralization in Del Carmen, confirmed the presence of porphyry style mineralization, associated with reduced high-sulfidation mineralization in the upper part of the drill holes. However, grades are expected to be weak and a decision on further work will be made when results are received.
A geophysical survey consisting of induced polarization and ground magnetics was completed at the Tayta target in Bañitos identifying a strong conductive area related to a large mineralized stockwork surrounded by a high chargeability anomaly, interpreted to be part of the quartz-sericite-pyrite halo of a sizeable gold-copper porphyry system. One framework drillhole was completed during the fourth quarter of 2021, which intersected intense quartz-pyrite-molybdenite and chalcopyrite mineralization in a favorable, strongly magnetized and altered microdioritic host rock. These observations support the potential for a previously unexplored porphyry target at Tayta and further drilling is being planned.
In Chile, drilling started at the Azufreras target in the El Indio Camp, where three drillholes successfully intercepted high-sulfidation style alteration, associated with different styles of phreatomagmatic breccias below a cover of 250 to 300 meters of a fresh or weakly altered tuff, which creates challenges for the economic potential of the target. Upon the completion of two additional holes that are underway to test for shallower concepts in the target, a decision on further work will be made.

Veladero District, Argentina
At Cerro Pelado, work continued through the fourth quarter of 2021 to consolidate recent drill results into the greater Veladero 3D geological model. The updated model will be drill tested in the first quarter of 2022, with the objective of defining a viable project for inclusion in the Veladero life of mine plan.
Delineation work was carried out at Zancarron, located 39 kilometers to the south of Veladero, in an area containing structurally controlled high-sulphidation veins. Two drillholes were subsequently completed at Zancarron, intersecting several intervals of vuggy silica and silicification that is often associated with high grade in the system.

BARRICK YEAR-END 2021	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Assays are pending. Additionally, ongoing work shows potential for continuity of the Zancarron system under cover to the southeast, where geochemical results from talus sampling has revealed a 400 meter long gold and copper anomaly associated with alteration, that may represent the upper parts of a high-sulfidation system.

El Quevar, Argentina
Results received from an extensive talus fines sampling campaign at El Quevar has defined five areas for follow-up work within the large (greater than 570 square kilometer) mining property. Consistent pathfinder anomalies (arsenic, antimony, bismuth) of a large, high-sulphidation system have been defined and are coincident with significant structures. This information supports the presence of a fully preserved target.
A controlled-source audio-frequency geophysical survey was completed during the fourth quarter of 2021, and drilling is scheduled to start in the first quarter of 2022.

Porgera, Papua New Guinea
As discussed on page 37 , Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan
Regional scale geochemical sampling programs along with geophysical gravity surveys have been completed and interpreted over the majority of the portfolio and have led to the identification of a number of exciting target areas for further work. The Japan Gold and Barrick teams are working collaboratively to prioritize these areas of interest and define the follow-up work programs.

Makapa Project, Guyana
Systematic geological and geochemical screening along a 60 kilometer zone of the Makapa-Kuribrong Shear Zone is supporting the interpretation of prospectivity beneath post-mineral sand cover. A wide-spaced air-core drilling program is in progress and low-level gold and pathfinder anomalism in the southeastern extents of the project is coincident with and potentially controlled by a newly interpreted truncated fold closure. Drilling along the shear zone is ongoing.

Reunion Gold Strategic Alliance, Guiana Shield
Drilling commenced on the NW Extension project in Suriname late in the fourth quarter of 2021, and 10 drill holes have been completed to date. The purpose of the program is to geologically and geochemically screen the projection of interpreted structural corridors, similar to those associated with gold mineralization at the Rosebel gold deposit located 70 kilometers to the southeast. Post-mineral cover on average has been less than or equal to 30 meters thick to date and bedrock comprised of volcanics and sediments is broadly consistent with the interpreted geology. Analytical results are pending and the drilling program will continue through the first quarter of 2022.

Africa & Middle East
Bambadji, Senegal
At Bambadji, in addition to doubling our land position over the prospective Faleme Volcanics Domain, further data integration continued to upgrade the geology models, while geochemistry has generated additional robust anomalies to be tested in the next field season.
Kabewest continues to emerge as a new discovery and further modeling undertaken in the fourth quarter of 2021 supports potential for significant upside. The next phase of drilling is planned to define the down-dip extent of the system and target potentially blind mineralization along strike.
At Soya, a new soil sampling program has already delineated four kilometers of high tenor anomalies to the north with a prospective north-northwest corridor emerging along strike from Gounkoto on the eastern margin of the albitite. An RC drilling program is being designed to test this area and the potential strike extension of the Gounkoto domain boundary into the Bambadji permit.
At Baqata Ridge, additional rock sampling was undertaken to assess the tenor of mineralization in the host sandstone between already defined high-grade quartz-carbonate-hematite-pyrite vein arrays. This new sampling returned values from hematite altered sandstone supporting the high-grade potential of this target. Further mapping and drilling are planned to rapidly progress this Gara-style deposit (an underground mine at Loulo-Gounkoto).

Loulo-Gounkoto, Mali19
At Yalea Ridge, Phase 2 drilling continues with the aim of further defining the extents and footprint of the system, while providing detailed geological information to enable the building of the first integrated 3D geological model of the target. In the fourth quarter of 2021, drilling successfully intersected the system at 400 meters vertical depth with results including: 3.20 meters at 15.53 g/t Au, 12.40 meters at 3.33 g/t Au and 5.23 meters at 9.54 g/t Au. To date, the highest gold grades are associated with sheeted quartz veinlets and hematite-quartz shear veins.
Along strike to the north from Yalea Ridge, at Sansamba West, first pass aircore drilling over previously defined auger anomalies returned encouraging results in a similar geological setting to Yalea Ridge. Intersections associated with hematite alteration included 3.00 meters at 3.05 g/t Au, 6.00 meters at 2.89 g/t Au, including 2.00 meters at 7.36 g/t Au and 8.00 meters at 3.57 g/t Au, including 4.00 meters at 5.77 g/t. This confirms continuity of the system over at least a 1.20 kilometer strike length beyond Yalea Ridge, highlighting the continued prospectivity of this trend.
At Loulo 1-2 Complex (Yalea Structure), the stratigraphic framework has been resolved with recent diamond drilling and historical reverse circulation and diamond drill holes have been relogged within this framework. Next steps are to incorporate the relogged structural architecture and assess complexities that may influence grade and shoot distribution. The outcomes from this model update will dictate subsequent drill planning.
At the Faraba Complex, drilling through 2021 was aimed to assess the continuity of mineralization through this entire complex and figure out the potential for merging two resources into one mineralized system. Drilling has confirmed the continuation of Faraba Main mineralization (footwall zones 1 and 2) 300 meters to the north into Faraba Gap, and main zone 2 mineralization has been traced 280 meters south from Faraba North into Faraba Gap. In addition, the possibility for a high-grade horizontal shoot within the Dip Domain Boundary Structure, beneath the current optimized pit shell has been identified. Overall,

BARRICK YEAR-END 2021	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
results are very encouraging for building a continuous resource through this area. Further infill drilling is required and will be designed and planned for commencement in the first quarter of 2022.
At Gounkoto DB1, located two kilometers to the south of Gounkoto, drill results within the overall DB structure have been weak. However, drilling did intersect 39 meters of high-grade footwall zone mineralization which indicates potential for Gounkoto-style mineralization. Geological modeling is ongoing with further drilling planned for early in the first quarter of 2022.

Tongon, Côte d'Ivoire20
At Seydou North, step-out drilling is confirming an additional 90 meters down-plunge continuity of mineralization at depth. Results include 16.13 meters at 2.32 g/t Au and 10.90 meters at 2.27 g/t Au. Infill resource conversion drilling has returned better than expected results including 35 meters at 8.99 g/t Au and 28 meters at 6.24 g/t Au. Geotechnical drilling to support an updated pit design commenced in January 2022.
Building on auger results along the fertile Stabilo trend from the second quarter of 2021, ten targets were identified, ranked and drill tested in the fourth quarter of 2021. New potential zones of mineralization have been identified at multiple targets with initial results including 15 meters at 3.54 g/t Au from the Koro A2 target and 10 meters at 0.96 g/t Au from the Koro A1 target. Additional high priority targets are Jubula Main and Jubula West. A second phase of drilling to test these targets will commence in 2022.

Regional Exploration, Côte d'Ivoire
At Fonondara on the Boundiali permit, results from two deep diamond drillholes confirmed the extension of mineralization for more than 75 vertical meters and infill drilling to assess satellite potential to Tongon is currently being planned.

Kibali, Democratic Republic of Congo21
At KCD, the third hole and final hole of the deep drilling program was completed, testing 500 meters down plunge of the 9000 and 12000 lode systems. The targeted lodes and related banded iron formation (“BIF”) were not intersected; however, a 150 meter wide zone of alteration with anomalous mineralization was intersected at the 9000 lode targeted depth. Analysis of the data suggests the BIF and lodes have swung slightly to the southeast. The next phase of exploration will commence after additional infill drilling up plunge more clearly defines the trend of these lodes.
Also at KCD, three underground conversion drillholes targeting the high-grade 3106 lode were extended by exploration, to test for opportunities to the northwest of the main KCD system. All holes intersected a new BIF with alteration and anomalous mineralization. This indicates exploration potential to the northwest of the main KCD system between KCD and the Gorumbwa and Kombokolo deposits, opening a kilometer scale exploration play that is very sparsely tested. Additional drilling is being planned.
At Kalimva, the first hole of a 19 hole follow -st the down-plunge continuation of high-grade shoots and to assess the continuity of mineralization between shoots along the structure. This hole was located on the expected edge of the system and confirmed lithologies, structure, alteration and anomalous mineralization. Remaining holes in this program will continue to be drilled in early 2022.
At Kolapi, the first phase of drilling commenced to test open-pit potential along a 1.6 kilometer section of the prolific KZ structure between the Oere and Mofu pits. Significant results thus far include 4 meters at 3.8 g/t Au, including 1 meter at 6.27 g/t Au. This open-pit opportunity is close to mine infrastructure including the Ikamva-Kalimva-Oere haul road.
At Makoro, fieldwork aims to build geological understanding behind stream sediment and soil anomalies. Observations and results indicate a shear zone system comprising a number of sub parallel structures that extend over two kilometers. Exploration is just commencing but lithosamples and pit groove samples are returning encouraging results. The shear zone remains open along strike towards the northwest and southeast. Exploration and construction of the geology model is ongoing.

North Mara and Bulyanhulu, Tanzania
Building upon work reported in the third quarter of 2021, mapping and rock chip sampling continued at North Mara with a 1,020 square kilometer area completed during the fourth quarter of 2021. This has delivered four new areas of interest over priority targets showing key indicators for mineralization including host rocks, structure, alteration and geochemical pathfinders.
At the Ochuna target, located 45 kilometers west of the Rama deposit, the structural review to update the geology mode has concluded. This work shows several east-northeast and west-northwest zones of higher-grade mineralization, controlled by lithologic contacts and increased vein intensity. Intervening rock between the higher-grade mineralization contains broad halos of lower-grade disseminated pyrite, which increases mineralization continuity in the system. Resource estimation and pit optimization activities are planned for early 2022 to further evaluate this target as a potential new satellite opportunity
At Bulyanhulu, detailed regolith mapping shows prospective geology and mineralized trends are largely covered by lake sediments and river alluvium, preserving the exploration potential of the district. Results from recent geochemical drilling through this cover have generated several priority targets in the northeast of the mining license. Two of these targets are drill-ready for the first quarter of 2022. Program objectives are to discover additional resources that will increase our inventory and introduce open-pit flexibility into the mine plan.

Regional Exploration, Tanzania
After the successful granting of 2,600 square kilometers of new regional permits earlier in 2021, reconnaissance field programs and exploration planning intensified during the fourth quarter of 2021. In the Ndalilo and Maji-Moto districts, over 330 kilometers of traverses were completed leading to the delivery of six priority areas of interest and two new structural corridors with over 10 kilometers of prospective strike (combined) for advancement in the first half of 2022.
Delivering on our strategy of increased investment in new growth opportunities, in partnership with the Government of Tanzania, we have entered into a binding agreement with Tembo Gold Corporation for the acquisition of six highly prospective prospecting licenses adjacent to

BARRICK YEAR-END 2021	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
the Bulyanhulu mining permit. These licenses contain extensions to prospective structures and geology and have the potential to add mineral reserves to Barrick’s asset base in Tanzania. This transaction is subject to customary regulatory approvals, which are expected to be complete in the first quarter of 2022. Reconnaissance programs are currently being designed for implementation as soon as approvals are complete.

Egypt, Regional Exploration
In Egypt, the administrative and technical setup in-country is progressing. Field visits to the four licenses areas were undertaken in the fourth quarter of 2021. Field observations validate regional spectral interpretation from satellite imagery. Detailed alteration, lithological and structural mapping is underway using high-resolution, multi-spectral satellite imagery to aid rapid testing of ground and targets during the first year field program in 2022.

Jabal Sayid, Kingdom of Saudi Arabia22
At Jabal Sayid Lode 1, exploration drilling intersected significant copper mineralization of 135.7 meters at 1.93% Cu, indicating strong potential to grow the Lode 1 resource along strike and down-plunge to the southwest. Geological observations from this part of the deposit continue to support the presence of a conceptual feeder at depth, with infill drilling planned for the first half of 2022.
Ongoing exploration continues to identify multiple new opportunities along the target palaeosurface along strike from Lode 4. A key exploration focus is the North Gossan target located 500 meters north of Lode 4. Multiple zones of VMS-style alteration within the favorable rhyolite host stratigraphy was observed in exploration drilling in the fourth quarter of 2021. Additional gaps, including around known lodes and possible new mineralization along strike to the south-southwest will be advanced in 2022, including the South Gossan and Wadi Ghafara targets.

BARRICK YEAR-END 2021	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Gold
000s oz sold[a]	1,234	1,071	4,468	4,879	5,467
000s oz produced[a]	1,203	1,092	4,437	4,760	5,465
Market price ($/oz)	1,795	1,790	1,799	1,770	1,393
Realized price ($/oz)[b]	1,793	1,771	1,790	1,778	1,396
Revenue	2,977	2,531	10,738	11,670	9,186
Copper
millions lbs sold[a]	113	101	423	457	355
millions lbs produced[a]	126	100	415	457	432
Market price ($/lb)	4.40	4.25	4.23	2.80	2.72
Realized price ($/lb)[b]	4.63	3.98	4.32	2.92	2.77
Revenue	263	209	962	697	393
Other sales	70	86	285	228	138
Total revenue	3,310	2,826	11,985	12,595	9,717
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.

Both 2021 gold and copper production of 4.44 million ounces and 415 million pounds, respectively, were within the guidance ranges of 4.4 to 4.7 million ounces and 410 to 460 million pounds, respectively.

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, gold revenues increased by 18% compared to the third quarter of 2021 primarily due to higher sales volume, combined with a higher realized gold price4. The average market price for the three month period ended December 31, 2021 was $1,795 per ounce versus $1,790 per ounce for the prior quarter. During the fourth quarter of 2021, the gold price ranged from $1,746 per ounce to $1,877 per ounce and closed the quarter at $1,806 per ounce. Gold prices in the fourth quarter of 2021 continued to be volatile as a result of impacts relating to the Covid-19 pandemic, including the progress of vaccine distribution and emergence of variants, as well as growing concerns about increased levels of inflation and expectations for continued economic recovery that are forecast to lead to increases in benchmark interest rates in the near future.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2021 compared to Q3 2021

In the fourth quarter of 2021, attributable gold production was 111 thousand ounces higher than the prior quarter, primarily due to the strong performance from Carlin and Cortez following the repair of the Goldstrike roaster completed at the end of the third quarter of 2021, which allowed for increased processing of material mined from both sites. Gold sales volume also benefited as Veladero sold a portion of its built-up gold inventory.
Copper revenues in the fourth quarter of 2021 increased by 26% compared to the prior quarter, primarily due to a higher realized copper price6, combined with higher copper sales volume. The average market price in the fourth quarter of 2021 was $4.40 per pound versus $4.25 per pound in the prior quarter. In the fourth quarter of 2021, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a negative provisional pricing adjustment was recorded in the prior quarter. During the fourth quarter of 2021, the copper price ranged from $4.10 per pound to $4.66 per pound and closed the quarter at $4.40 per pound. Copper prices in the fourth quarter of 2021 were positively influenced by economic optimism following the lifting of some pandemic related restrictions, supply constraints and low copper stockpiles.
Attributable copper production in the fourth quarter of 2021 increased by 26 million pounds compared to the prior quarter, primarily at Lumwana due to increased throughput levels. Copper sales were lower than production, primarily due to the timing of shipments at Lumwana.

2021 compared to 2020
In 2021, gold revenues decreased by 8% compared to the prior year, primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price6.

BARRICK YEAR-END 2021	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The average market gold price for 2021 was $1,799 per ounce versus $1,770 per ounce in the prior year.
In 2021, attributable gold production was 4,437 thousand ounces, or 323 thousand ounces lower than the prior year, mainly due to the mechanical mill failure at Carlin’s Goldstrike roaster, Porgera being placed on care and maintenance on April 25, 2020, lower underground productivity related to Covid-19 restrictions that slowed the ramp-up of underground development at Hemlo, and lower grades and throughput at Tongon reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023. This was combined with reduced heap leach processing operations at Veladero through the first half of 2021 due to Covid-19 related delays in the commissioning of Phase 6 of the leach pad and lower grades processed in line with the mine and stockpile processing plan at Pueblo Viejo. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Gold sales were higher than gold production in 2021 as Veladero sold a portion of its built-up gold inventory. In 2020, gold sales were higher than gold production following the re-commencement of exports of concentrate stockpiled in Tanzania, which was completed in the third quarter of 2020.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2021
*Other consists primarily of Porgera, Tongon, Hemlo and Buzwagi.

Copper revenues for 2021 were up 38% compared to the prior year due to a higher realized copper price6, partially offset by lower copper sales volume. In both 2021 and 2020, the realized copper price6 was higher than the market copper price as a result of positive provisional pricing adjustments to copper sales that were subject to finalization at the end of each year.
Attributable copper production for 2021 was 42 million pounds lower than the prior year, mainly due to lower grades processed and lower throughput at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Gold
Site operating costs	1,157	1,025	4,218	4,421	4,274
Depreciation	512	475	1,889	1,975	1,902
Royalty expense	93	93	371	410	308
Community relations	9	8	26	26	30
Cost of sales	1,771	1,601	6,504	6,832	6,514
Cost of sales ($/oz)[a]	1,075	1,122	1,093	1,056	1,005
Total cash costs ($/oz)[b]	715	739	725	699	671
All-in sustaining costs ($/oz)[b]	971	1,034	1,026	967	894
Copper
Site operating costs	63	73	266	292	224
Depreciation	43	60	197	208	100
Royalty expense	28	27	103	54	34
Community relations	0	2	3	2	3
Cost of sales	134	162	569	556	361
Cost of sales ($/lb)[a]	2.21	2.57	2.32	2.02	2.14
C1 cash costs ($/lb)[b]	1.63	1.85	1.72	1.54	1.69
All-in sustaining costs ($/lb)[b]	2.92	2.60	2.62	2.23	2.52
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, cost of sales applicable to gold was 11% higher compared to the third quarter of 2021, primarily as a result of higher sales volume. Our 45% interest in Kibali is equity accounted and we therefore do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold7 and total cash costs6, after including our proportionate share of cost of sales at our equity method investees, were 4% and 3% lower, respectively, than the prior quarter, primarily at Cortez due to sales mix with a higher proportion from lower cost underground production and at Carlin resulting from continued cost discipline, offset by the impact of planned maintenance and higher natural gas prices at Pueblo Viejo.
In the fourth quarter of 2021, gold all-in sustaining costs4 decreased by 6% on a per ounce basis compared to the prior quarter, primarily due to lower total cash costs per

BARRICK YEAR-END 2021	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
ounce6 as discussed above, combined with lower minesite sustaining capital expenditures6 on a per ounce basis.
In the fourth quarter of 2021, cost of sales applicable to copper was 17% lower than the prior quarter, primarily due to lower depreciation and higher capitalized stripping, partially offset by higher mining costs at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, decreased by 14% and 12%, respectively, compared to the prior quarter primarily due to higher capitalized stripping, partially offset by higher mining costs at Lumwana. Cost of sales per pound was further impacted by lower depreciation expense at Lumwana.
In the fourth quarter of 2021, copper all-in sustaining costs6, which have been adjusted to include our proportionate share of equity method investees, were 12% higher per pound than the prior quarter, primarily reflecting higher minesite sustaining capital expenditures6 at Lumwana mainly related to new mining equipment and stripping, partially offset by lower C1 cash costs per pound4.

2021 compared to 2020
In 2021, cost of sales applicable to gold was 5% lower than the prior year primarily due to lower sales volume. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce6 were both 4% higher than the prior year, primarily due to the impact of lower grades, mainly at Tongon and North Mara.
In 2021, gold all-in sustaining costs per ounce6 increased by 6% compared to the prior year primarily due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
In 2021, cost of sales applicable to copper was 2% higher than the prior year, primarily due to higher royalties at Lumwana, which is a function of a higher realized copper price6. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 15% and 12%, respectively, compared to the prior year, primarily due to higher royalty expense as a result of a higher realized copper price6 and the impact of lower sales volume.
Copper all-in sustaining costs per pound6 was 17% higher than the prior year, primarily reflecting the higher total C1 cash costs per pound6, combined with higher minesite sustaining capital expenditures6.

2021 compared to Guidance
2021 cost of sales applicable to gold7 was $1,093 per ounce, slightly higher than our guidance range of $1,020 to $1,070 per ounce. Gold total cash costs6 for 2021 of $725 per ounce was at the higher end of the guidance range of $680 to $730, while all-in sustaining costs6 for 2021 of $1,026 per ounce was slightly higher than the guidance range of $970 to $1,020 per ounce. The higher gold cost metrics are mainly driven by the Nevada Mining Education
Tax, which became effective on July 1, 2021 and therefore was not factored into our guidance for the year (refer to page 50 ), as well as higher royalty expense due to a higher realized gold price6 .
2021 cost of sales applicable to copper7 and C1 cash costs6 were $2.32 per pound and $1.72 per pound, respectively, higher than our guidance ranges of $1.90 to $2.10 per pound and $1.40 to $1.60 per pound, respectively. 2021 copper all-in sustaining costs6 of $2.62 per pound was also higher than our guidance range of $2.00 to $2.20 per pound. All copper cost metrics for the year were above guidance due to the impact of lower production, higher maintenance costs at Zaldívar and higher royalty expense driven by a higher realized copper price6.

Capital Expendituresa

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Minesite sustaining[b,c]	431	386	1,673	1,559	1,320
Project capital expenditures[b,d]	234	179	747	471	370
Capitalized interest	4	4	15	24	11
Total consolidated capital expenditures	669	569	2,435	2,054	1,701
Attributable capital expenditures[e]	552	456	1,951	1,651	1,512
2021 Attributable capital expenditures guidance[e]			$1,800 to $2,100
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Includes both minesite sustaining and mine development.
d.Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.These amounts are presented on the same basis as our guidance on page 41 .

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, total consolidated capital expenditures on a cash basis were 18% higher than the third quarter of 2021, due to an increase in both minesite sustaining capital expenditures6 and project capital expenditures6. Minesite sustaining capital expenditures6 increased by 12% compared to the prior quarter, primarily at Lumwana due to new mining equipment and stripping, at North Mara from the initial capital spend on the restart of the open-pit mine, and at Bulyanhulu mainly for the long-term underground fleet. Project capital expenditures6 increased by 30% primarily due to the plant expansion and mine life extension project at Pueblo Viejo, the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto, and the commencement of construction for the Phase 7A leach pad at Veladero.

2021 compared to 2020
In 2021, total consolidated capital expenditures on a cash basis increased by 19% compared to the prior year. This was primarily due to a 59% increase in project capital

BARRICK YEAR-END 2021	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
expenditures6 mainly attributable to the Pueblo Viejo plant expansion and mine life extension project, as well as the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto. This was partially offset by a decrease at Cortez due to lower cost development and exploration activities at Goldrush underground. The increase in project capital expenditures6 was combined with higher minesite sustaining capital expenditures6 of 7%, mainly resulting from the Phase 6 leach pad expansion at Veladero, and at Carlin due to an increase in capitalized waste stripping and the purchase of an oxygen plant at the Goldstrike autoclave. This was combined with an increase at Turquoise Ridge relating to underground equipment purchases and process efficiency related projects.

2021 compared to Guidance
Attributable capital expenditures for 2021 of $1,951 million was at the lower end of the guidance range of $1,800 to $2,100 million.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Corporate administration[a]	32	23	118	118	148
Share-based compensation[b]	7	4	33	67	37
Tanzania[c]	0	0	0	0	27
General & administrative expenses	39	27	151	185	212
2021 General & administrative expenses guidance			~$190
a.For the three months and year ended December 31, 2021, corporate administration costs include approximately $nil and $nil, respectively, of severance costs (September 30, 2021: $nil; 2020 $nil; 2019: $18 million).
b.Based on US$19.00 share price as at December 31, 2021 (September 30, 2021: US$18.24; 2020: US$22.78; 2019: $18.59) and excludes share-based compensation relating to Tanzania.
c.Formerly known as Acacia Mining plc.

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, general and administrative expenses increased by $12 million compared to the third quarter of 2021, primarily due to higher spend on external services.

2021 compared to 2020
General and administrative expenses decreased by $34 million compared to the prior year due to lower share-based compensation expense as a result of our lower share price in the current period compared to an increase in the same prior year period.

2021 compared to Guidance
General and administrative expenses were lower than guidance of ~$190 million. Corporate administration expenses of $118 million were below our guidance of ~$130 million, highlighting the continued benefit of our cost reduction activities, while share-based compensation expense of $33 million was lower than our guidance of ~$60 million, resulting from a decrease in our share price.
Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Global exploration and evaluation	35	26	122	143	143
Project costs:
Pascua-Lama	16	9	46	37	49
Other	11	8	39	27	20
Corporate development	8	4	16	9	51
Business improvement and innovation	0	0	0	0	10
Global exploration and evaluation and project expense	70	47	223	216	273
Minesite exploration and evaluation	12	20	64	79	69
Total exploration, evaluation and project expenses	82	67	287	295	342
2021 total E&E and project expenses guidance			$280 to $320

Q4 2021 compared to Q3 2021
Exploration, evaluation and project expenses for the fourth quarter of 2021 increased by $15 million compared to the prior quarter. This was primarily due to higher project costs at Pascua-Lama and higher global exploration and evaluation costs mainly at Nevada Gold Mines due to increased drilling. This was partially offset by lower minesite exploration and evaluation costs, primarily at Carlin.

2021 compared to 2020
Exploration, evaluation and project costs for 2021 decreased by $8 million compared to the prior year, primarily due to lower global exploration and evaluation costs at Fourmile and lower minesite exploration and evaluation costs, mainly at Carlin due to lower drill and crew availability. This was partially offset by higher project costs across various projects.

2021 compared to Guidance
Exploration, evaluation and project expenses for 2021 of $287 million were within the guidance range of $280 to $320 million. Exploration and evaluation costs of $223 million were slightly lower than the guidance range of $230 million to $250 million and project expenses of $64 million were in the middle of the guidance range of $50 million to $70 million.

BARRICK YEAR-END 2021	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Interest expense[a]	90	94	357	342	435
Accretion	10	13	48	41	75
Loss on debt extinguishment	0	0	0	15	3
Interest capitalized	(5)	(4)	(16)	(24)	(14)
Other finance costs	1	0	8	1	1
Finance income	(12)	(10)	(42)	(28)	(31)
Finance costs, net	84	93	355	347	469
2021 finance costs, net guidance			$330 to $370
a.For the three months and year ended December 31, 2021, interest expense includes approximately $9 million and $35 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton and Royal Gold, Inc. (September 30, 2021: $8 million; 2020: $34 million; 2019: $103 million).

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, finance costs, net decreased by 10% compared to the prior quarter, mainly due to minor decreases in both interest expense and accretion, combined with marginally higher finance income.

2021 compared to 2020
In 2021, finance costs, net were 2% higher than the prior year, primarily due to higher interest expense, combined with higher accretion resulting from an increase in market interest rates. This was partially offset by a loss on debt extinguishment of $15 million occurring in the same prior year period. The loss on debt extinguishment in the prior year was due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022.

2021 compared to Guidance
Finance costs, net for 2021 of $355 million were within the guidance range of $330 to $370 million.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Impairment charges (reversals)	14	10	(63)	(269)	(1,423)
Loss on currency translation	13	5	29	50	109
Other (income) expense	(130)	18	(67)	(178)	(3,100)

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Lagunas Norte	0	0	(86)	0	12
Pueblo Viejo	0	0	(2)	2	(277)
Golden Sunlight	12	0	12	0	0
Hemlo	0	0	4	0	0
Tanzania	(1)	0	3	(91)	0
Pascua-Lama	0	0	1	0	296
Nevada Gold Mines	0	0	0	6	48
Lumwana	0	0	0	0	(663)
Veladero	0	0	0	0	2
Other	(2)	10	4	15	14
Total asset impairment charges (reversals)	9	10	(64)	(68)	(568)
Tax effects and NCI	5	0	1	(201)	(855)
Total impairment charges (reversals)	14	10	(63)	(269)	(1,423)

Impairment Charges (Reversals)
Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, net impairment charges were $9 million (net of tax and non-controlling interests) compared to $10 million (net of tax and non-controlling interests) in the prior quarter. The net impairment charge in both the current quarter and prior quarter relate to miscellaneous assets.

2021 compared to 2020
In 2021, we recognized $64 million (net of tax and non-controlling interests) of net impairment reversals for non-current assets. This was mainly due to the impairment reversal at Lagunas Norte of $86 million (net of tax) resulting from the agreement to sell our 100% interest to Boroo. This compares to net impairment reversals of $68 million (net of tax and non-controlling interests) in 2020 mainly from our Tanzanian assets as the agreement with the Government of Tanzania was made effective in the first quarter of 2020.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Q4 2021 compared to Q3 2021
Loss on currency translation in the fourth quarter of 2021 was $13 million compared to $5 million in the prior quarter. The losses in both quarters mainly relate to unrealized foreign currency translation losses from the depreciation of the Argentine peso. The current quarter was also impacted by the depreciation of the Zambian kwacha, whereas in the prior quarter the appreciation of the Zambian kwacha partially offset the losses on the Argentine peso.

BARRICK YEAR-END 2021	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Fluctuations in these currencies versus the US dollar revalue our peso and kwacha denominated value-added tax receivable balances.

2021 compared to 2020
Loss on currency translation for 2021 was $29 million compared to $50 million in the prior year. The losses in both years mainly relate to unrealized foreign currency losses from the Argentine peso and the Zambian kwacha, however the rate of depreciation of the Argentine peso moderated compared to the same prior year period. Fluctuations in these currencies versus the US dollar revalue our peso and kwacha denominated value-added tax receivable balances.

Other Expense (Income)
Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, other income was $130 million compared to other expense of $18 million in the prior quarter. Other income in the fourth quarter of 2021 mainly relates to a gain on the sale of Lone Tree of $205 million (refer to note 4 to the Financial Statements for more information), partially offset by a $25 million litigation settlement, $21 million of supplies obsolescence at Buzwagi, and care and maintenance expenses at Porgera. In the prior quarter, other expense primarily relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments.

2021 compared to 2020
Other income was $67 million in 2021 compared to $178 million in the prior year. In 2021, we recognized a gain on the sale of Lone Tree of $205 million, partially offset by care and maintenance expenses at Porgera of $51 million, a $25 million litigation settlement and supplies obsolescence at Buzwagi of $21 million. In 2020, other income mainly relates to gains of $180 million reflecting gains on the sale of Eskay Creek ($59 million), Massawa ($54 million), Morila ($27 million), and Bullfrog ($22 million). Refer to note 4 to the Financial Statements for more information. This was combined with a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton. This was partially offset by care and maintenance expenses at Porgera of $51 million and donations made to our host communities relating to the Covid-19 pandemic.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $1,344 million in 2021. The unadjusted effective income tax rate for 2021 was 29% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2021 was 27% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at Hemlo; the impact of the sale of long-lived assets; the impact of the settlement of the Massawa Senegalese Tax Dispute; the impact of tax reform measures in Argentina; the impact of foreign currency translation gains and losses on tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; the impact of the recognition and de-recognition of deferred tax assets; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/21	12/31/20
At 26.5% statutory rate	1,228	1,311
Increase (decrease) due to:
Allowances and special tax deductions[a]	(138)	(151)
Impact of foreign tax rates[b]	(84)	(32)
Expenses not tax deductible	118	154
Taxable gains on sales of long-lived assets	24	0
Net currency translation (gains) losses on current and deferred tax balances	23	(19)
Tax impact from pass-through entities and equity accounted investments	(330)	(309)
Current year tax gains not recognized	(18)	(9)
Recognition and de-recognition of deferred tax assets	(31)	(61)
Adjustments in respect of prior years	24	(53)
Increase to income tax related contingent liabilities	19	42
Impact of tax rate changes	66	1
Withholding taxes	110	100
Mining taxes	323	383
Tax impact of amounts recognized within accumulated OCI	8	(21)
Other items	2	(4)
Income tax expense	1,344	1,332
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2021 and 2020 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In 2021, a tax expense of $23 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2020, a tax recovery of $19 million arose from translation losses and gains on tax balances due to the weakening of the Argentine peso and strengthening of the West African CFA franc, respectively,

BARRICK YEAR-END 2021	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
against the US dollar. These net translation losses (gains) are included within income tax expense (recovery).

Withholding Taxes
In 2021, we have recorded $66 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina, Côte d'Ivoire, Saudi Arabia and the United States. We have also recorded $33 million (2020: $87 million, related to Côte d’Ivoire, Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina, Saudi Arabia and the United States.

Accounting for Joint Ventures and Associates
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
Nevada Gold Mines is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2021 was $136 million (2020: $149 million). Other significant mining taxes include the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $180 million (2020: $212 million) was recorded for this in 2021. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2021	2020	2019
Total cash and equivalents	5,280	5,188	3,314
Current assets	2,969	2,955	3,573
Non-current assets	38,641	38,363	37,505
Total Assets	46,890	46,506	44,392
Current liabilities excluding short-term debt	2,071	2,200	2,001
Non-current liabilities excluding long-term debt[a]	7,362	7,441	7,028
Debt (current and long-term)	5,150	5,155	5,536
Total Liabilities	14,583	14,796	14,565
Total shareholders’ equity	23,857	23,341	21,432
Non-controlling interests	8,450	8,369	8,395
Total Equity	32,307	31,710	29,827
Total common shares outstanding (millions of shares)	1,779	1,778	1,778
Key Financial Ratios:
Current ratio[b]	3.95:1	3.67:1	2.90:1
Debt-to-equity[c]	0.16:1	0.16:1	0.19:1
a.Non-current financial liabilities as at December 31, 2021 were $5,578 million (2020: $5,486 million; 2019: $5,559 million).
b.Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2021, December 31, 2020 and December 31, 2019.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2021, December 31, 2020, and December 31, 2019.

Balance Sheet Review
Total assets were $46.9 billion at December 31, 2021, slightly higher than total assets at December 31, 2020.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.
Total liabilities at December 31, 2021 were $14.6 billion, slightly lower than total liabilities at December 31, 2020. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.
Shareholders’ Equity

February 8, 2022	Number of shares
Common shares	1,779,331,037
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, share buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During 2021, our cash balance benefited from strong cash flow from operating activities and cash exceeded debt as at December 31, 2021, for the second

BARRICK YEAR-END 2021	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
year in a row, despite a record $1.4 billion in cash returns paid to shareholders in 2021, inclusive of a $750 million return of capital distribution.
Total cash and cash equivalents as at December 31, 2021 were $5.3 billion. This cash and cash equivalents balance does not include cash held by our equity method investments, including approximately $500 million (our share) at Kibali. The cash and cash equivalents held at Kibali are subject to various steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at December 31, 2021, our total debt was $5.2 billion (debt net of cash and equivalents was negative $130 million) and our debt-to-equity ratio was 0.16:1. This compares to debt as at December 31, 2020 of $5.2 billion (debt, net of cash and cash equivalents was negative $33 million), and a debt-to-equity ratio of 0.16:1.
In 2022, we have capital commitments of $425 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $1,900 to $2,200 million in 2022 based on our guidance range on page 40 . In 2022, we have $308 million in interest payments and other amounts as detailed in the table on page 91 . In addition, we have contractual obligations and commitments of $658 million in purchase obligations for supplies and consumables. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2021, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a standby rate of 0.11% on undrawn amounts. The Credit Facility also includes terms to replace LIBOR with a suitable replacement once that matter is resolved. As part of the amendment, the termination date of the Credit Facility was extended from January 2025 to May 2026. The Credit Facility was undrawn as at December 31, 2021. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.00:1 as at December 31, 2021 (0.00:1 as at December 31, 2020).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net cash provided by operating activities	1,387	1,050	4,378	5,417	2,833
Investing activities
Capital expenditures	(669)	(569)	(2,435)	(2,054)	(1,701)
Investment (purchases) sales	(46)	0	(46)	220	0
Cash acquired in Merger	0	0	0	0	751
Divestitures	8	0	27	283	750
Dividends received from equity method investments	306	53	520	141	217
Other	14	17	37	124	33
Total investing (outflows) inflows	(387)	(499)	(1,897)	(1,286)	50
Financing activities
Net change in debt[a]	(5)	(5)	(27)	(379)	(309)
Dividends[b]	(159)	(158)	(634)	(547)	(548)
Return of Capital	(250)	(250)	(750)	0	0
Net disbursements to non-controlling interests	(363)	(270)	(1,092)	(1,356)	(281)
Other	14	37	115	28	(1)
Total financing outflows	(763)	(646)	(2,388)	(2,254)	(1,139)
Effect of exchange rate	0	0	(1)	(3)	(1)
Increase (decrease) in cash and equivalents	237	(95)	92	1,874	1,743
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2021, we declared and paid dividends per share in US dollars totaling $0.09 and $0.36, respectively (September 30, 2021: declared and paid $0.09; 2020: declared and paid $0.31; 2019: declared $0.13 and paid $0.20, and also paid $2.69 per share to Randgold shareholders).

Q4 2021 compared to Q3 2021
In the fourth quarter of 2021, we generated $1,387 million in operating cash flow, compared to $1,050 million in the prior quarter. The increase of $337 million was primarily due to lower cash taxes paid, combined with an increase in realized gold and copper prices6 as well as higher gold and copper sales volumes. Operating cash flow was further impacted by lower cost of sales per ounce/pound7. These impacts were partially offset by an unfavorable movement in working capital, mainly in other current assets and

BARRICK YEAR-END 2021	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
receivables, which was partially offset by a favorable movement in inventory.
Cash outflows from investing activities in the fourth quarter of 2021 were $387 million, compared to $499 million in the prior quarter. The decreased outflow was primarily due to an increase in dividends from our equity method investments, partially offset by an increase in capital expenditures. Cash outflows from investing activities was further impacted by the purchase of i-80 Gold shares by NGM pursuant to the Exchange Agreement to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure.
Net financing cash outflows for the fourth quarter of 2021 amounted to $763 million, compared to $646 million in the prior quarter. The increase of $117 million is primarily due to an increase in disbursements to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines.

2021 compared to 2020
In 2021, we generated $4,378 million in operating cash flow, compared to $5,417 million in the prior year. The decrease of $1,039 million was primarily due to higher cash taxes paid, lower gold and copper sales volumes and higher cost of sales per ounce/pound7. This was partially offset by higher realized gold and copper prices6.
Cash outflows from investing activities for 2021 were $1,897 million compared to $1,286 million in the prior year. The increased outflow of $611 million was primarily due to an increase in capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project, as well as the development of the third underground mine and expansion of power capacity at Loulo-Gounkoto. This was combined with cash proceeds of $283 million from the sale of Massawa as well as net investment sales of $220 million mainly from the sale of shares in Shandong Gold, both occurring in the prior year. These impacts were partially offset by higher dividends received from our equity method investments, specifically Jabal Sayid, Zaldívar and Kibali, in the current year.
Net financing cash outflows for 2021 amounted to $2,388 million, compared to $2,254 million in the prior year. The higher outflow of $134 million is primarily due to the payment of the $750 million return of capital distribution in 2021 and higher dividends paid, reflecting Barrick's continued strong financial performance. This was partially offset by the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022 in January 2020 and a decrease in disbursements to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines, in the current year.

Summary of Financial Instruments[a]
As at December 31, 2021
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$5,280	million	■ Credit
			■ Credit
Accounts receivable	$623	million	■ Market
			■ Market
Other investments	$414	million	■ Liquidity
Accounts payable	$1,448	million	■ Liquidity
Debt	$5,176	million	■ Interest rate
Restricted share units	$31	million	■ Market
Deferred share units	$13	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2021	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2021
	2022	2023	2024	2025	2026	2027 and thereafter	Total
Debt[a]
Repayment of principal	0	0	0	12	47	5,050	5,109
Capital leases	15	12	5	5	3	27	67
Interest	308	307	306	306	304	3,836	5,367
Provisions for environmental rehabilitation[b]	254	155	101	96	96	1,927	2,629
Restricted share units	24	7	0	0	0	0	31
Pension benefits and other post-retirement benefits	4	4	4	4	4	41	61
Minimum royalty payments[c]	1	2	2	2	2	1	10
Purchase obligations for supplies and consumables[d]	658	188	149	139	134	450	1,718
Capital commitments[e]	425	18	0	0	0	0	443
Social development costs[f]	14	12	10	10	9	64	119
Other obligations[g]	9	17	17	17	17	348	425
Total	1,712	722	594	591	616	11,744	15,979
a.Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2021. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure supply of acid, tires and cyanide for our production process.
e.Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.Social development costs - Includes a commitment of $14 million in 2027 and thereafter related to the funding of a power transmission line in Argentina.
g.Other obligations includes the Pueblo Viejo JV partner shareholder loan and the deposit on the Pascua-Lama silver sale agreement with Wheaton.

BARRICK YEAR-END 2021	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2021				2020
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	3,310	2,826	2,893	2,956	3,279	3,540	3,055	2,721
Realized price per ounce – gold[b]	1,793	1,771	1,820	1,777	1,871	1,926	1,725	1,589
Realized price per pound – copper[b]	4.63	3.98	4.57	4.12	3.39	3.28	2.79	2.23
Cost of sales	1,905	1,768	1,704	1,712	1,814	1,927	1,900	1,776
Net earnings	726	347	411	538	685	882	357	400
Per share (dollars)[c]	0.41	0.20	0.23	0.30	0.39	0.50	0.20	0.22
Adjusted net earnings[b]	626	419	513	507	616	726	415	285
Per share (dollars)[b,c]	0.35	0.24	0.29	0.29	0.35	0.41	0.23	0.16
Operating cash flow	1,387	1,050	639	1,302	1,638	1,859	1,031	889
Cash consolidated capital expenditures[d]	669	569	658	539	546	548	509	451
Free cash flow[b]	718	481	(19)	763	1,092	1,311	522	438
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d. Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with rising gold and copper prices, has resulted in stronger operating cash flows. The positive free cash flow6 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.
These same fundamentals have also driven higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings6. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest of the mine to Boroo. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the Government of Tanzania being signed and made effective in that quarter.

BARRICK YEAR-END 2021	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2021 will be included in Barrick’s 2021 Annual Report and its 2021 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

BARRICK YEAR-END 2021	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net earnings attributable to equity holders of the Company	726	347	2,022	2,324	3,969
Impairment charges (reversals) related to long-lived assets[a]	14	10	(63)	(269)	(1,423)
Acquisition/disposition gains[b]	(198)	(5)	(213)	(180)	(2,327)
Loss on currency translation	13	5	29	50	109
Significant tax adjustments[c]	(29)	45	125	(119)	34
Other expense (income) adjustments[d]	36	12	73	71	(687)
Tax effect and non-controlling interest[e]	64	5	92	165	1,227
Adjusted net earnings	626	419	2,065	2,042	902
Net earnings per share[f]	0.41	0.20	1.14	1.31	2.26
Adjusted net earnings per share[f]	0.35	0.24	1.16	1.15	0.51
a.Net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte in the current year and primarily relate to our Tanzanian assets in the prior year.
b.Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Lone Tree in the fourth quarter of 2021, while the prior year mainly relates to the gains on the sale of Eskay Creek, Massawa, Morila and Bullfrog.
c.Significant tax adjustments in the current year primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions. In 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.
d.Other expense adjustments for both the current and prior year primarily relate to care and maintenance expenses at Porgera. The current year periods were also impacted by a $25 million litigation settlement. The prior year was further impacted by the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.
e.Tax effect and non-controlling interest for the current year primarily relates to acquisition/disposition gains.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK YEAR-END 2021	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net cash provided by operating activities	1,387	1,050	4,378	5,417	2,833
Capital expenditures	(669)	(569)	(2,435)	(2,054)	(1,701)
Free cash flow	718	481	1,943	3,363	1,132

Capital Expenditures
Starting with this MD&A, we have included minesite sustaining capital expenditures and project capital expenditures as non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Minesite sustaining capital expenditures	431	386	1,673	1,559	1,320
Project capital expenditures	234	179	747	471	370
Capitalized interest	4	4	15	24	11
Total consolidated capital expenditures	669	569	2,435	2,054	1,701

BARRICK YEAR-END 2021	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2021	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Cost of sales applicable to gold production		1,771	1,601	6,504	6,832	6,514
Depreciation		(512)	(475)	(1,889)	(1,975)	(1,902)
Cash cost of sales applicable to equity method investments		52	51	217	222	226
By-product credits		(70)	(86)	(285)	(228)	(138)
Realized losses on hedge and non-hedge derivatives	a	0	0	0	0	1
Non-recurring items	b	0	0	0	1	(55)
Other	c	(7)	14	(48)	(129)	(102)
Non-controlling interests	d	(351)	(314)	(1,261)	(1,312)	(878)
Total cash costs		883	791	3,238	3,411	3,666
General & administrative costs		39	27	151	185	212
Minesite exploration and evaluation costs	e	12	20	64	79	69
Minesite sustaining capital expenditures	f	431	386	1,673	1,559	1,320
Sustaining leases		13	9	41	31	27
Rehabilitation - accretion and amortization (operating sites)	g	12	14	50	46	65
Non-controlling interest, copper operations and other	h	(191)	(140)	(636)	(594)	(470)
All-in sustaining costs		1,199	1,107	4,581	4,717	4,889
Global exploration and evaluation and project expense	e	70	47	223	216	273
Community relations costs not related to current operations		0	0	0	1	2
Project capital expenditures	f	234	179	747	471	370
Non-sustaining leases		0	0	0	4	0
Rehabilitation - accretion and amortization (non-operating sites)	g	2	4	13	10	22
Non-controlling interest and copper operations and other	h	(71)	(53)	(240)	(157)	(105)
All-in costs		1,434	1,284	5,324	5,262	5,451
Ounces sold - equity basis (000s ounces)	i	1,234	1,071	4,468	4,879	5,467
Cost of sales per ounce	j,k	1,075	1,122	1,093	1,056	1,005
Total cash costs per ounce	k	715	739	725	699	671
Total cash costs per ounce (on a co-product basis)	k,l	753	794	765	727	689
All-in sustaining costs per ounce	k	971	1,034	1,026	967	894
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,009	1,089	1,066	995	912
All-in costs per ounce	k	1,162	1,199	1,192	1,079	996
All-in costs per ounce (on a co-product basis)	k,l	1,200	1,254	1,232	1,107	1,014

a.Realized losses on hedge and non-hedge derivatives
Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2021, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $nil), and realized non-hedge losses of $nil and $nil for the three months and year ended December 31, 2021, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $1 million). Refer to note 5 to the Financial Statements for further information.

b.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring.

c.Other
Other adjustments for the three months and year ended December 31, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021, which are producing incidental ounces, of $7 million and $51 million, respectively (September 30, 2021: $6 million; 2020: $104 million; 2019: $92 million).

d.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $527 million and $1,923 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $481 million; 2020: $1,959 million; 2019: $1,306 million). Non-controlling interests include Nevada Gold Mines from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). Refer to note 5 to the Financial Statements for further information.

BARRICK YEAR-END 2021	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 85 of this MD&A.

f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, the development of the Gounkoto underground and the Veladero Phase 7 expansion. Refer to page 84 of this MD&A.

g.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

h.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo) from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the GoT’s 16% free carried interest was made effective). It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
General & administrative costs	(4)	(4)	(21)	(25)	(58)
Minesite exploration and evaluation costs	(2)	(7)	(19)	(25)	(16)
Rehabilitation - accretion and amortization (operating sites)	(3)	(4)	(14)	(14)	(13)
Minesite sustaining capital expenditures	(182)	(125)	(582)	(530)	(383)
All-in sustaining costs total	(191)	(140)	(636)	(594)	(470)
Global exploration and evaluation and project costs	(6)	(4)	(19)	(25)	(54)
Project capital expenditures	(65)	(49)	(221)	(132)	(51)
All-in costs total	(71)	(53)	(240)	(157)	(105)

i.Ounces sold - equity basis
Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

j.Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $7 million and $20 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $6 million; 2020: $18 million; 2019: $113 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $nil; 2019: $1 million); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $22 million; 2019: $23 million); and starting in the fourth quarter of 2019 up until its divestiture in June 2021, Lagunas Norte of $nil and $37 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $92 million; 2019: $26 million), and Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $nil; 2020: $nil; 2019: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
By-product credits	70	86	285	228	138
Non-controlling interest	(25)	(27)	(108)	(92)	(48)
By-product credits (net of non-controlling interest)	45	59	177	136	90

BARRICK YEAR-END 2021	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/21
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		434	271	163	54	87	1,009	60	1,069
Depreciation		(82)	(89)	(51)	(37)	(21)	(280)	(9)	(289)
By-product credits		0	(1)	(1)	0	(47)	(49)	0	(49)
Non-recurring items	f	0	0	0	0	0	0	0	0
Other		0	0	0	0	1	1	0	1
Non-controlling interests		(135)	(70)	(43)	(6)	(8)	(262)	0	(262)
Total cash costs		217	111	68	11	12	419	51	470
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	4	2	0	1	1	11	0	11
Minesite sustaining capital expenditures	h	99	50	23	3	6	188	15	203
Sustaining capital leases		2	0	0	0	0	2	0	2
Rehabilitation - accretion and amortization (operating sites)	i	3	3	1	0	0	7	0	7
Non-controlling interests		(42)	(22)	(9)	(2)	(3)	(81)	0	(81)
All-in sustaining costs		283	144	83	13	16	546	66	612
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	29	9	0	0	33	0	33
Non-controlling interests		0	(11)	(4)	0	0	(13)	0	(13)
All-in costs		283	162	88	13	16	566	66	632
Ounces sold - equity basis (000s ounces)		297	170	84	34	26	611	34	645
Cost of sales per ounce	j,k	899	984	1,194	999	2,047	1,023	1,770	1,063
Total cash costs per ounce	k	728	657	819	325	443	687	1,481	729
Total cash costs per ounce (on a co-product basis)	k,l	729	661	821	326	1,533	736	1,487	775
All-in sustaining costs per ounce	k	950	853	996	384	614	893	1,938	948
All-in sustaining costs per ounce (on a co-product basis)	k,l	951	857	998	385	1,704	942	1,944	994
All-in costs per ounce	k	950	958	1,061	384	614	927	1,939	980
All-in costs per ounce (on a co-product basis)	k,l	951	962	1,063	385	1,704	976	1,945	1,026

BARRICK YEAR-END 2021	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 12/31/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		185	109	294
Depreciation		(57)	(37)	(94)
By-product credits		(12)	(1)	(13)
Non-recurring items	f	0	0	0
Other		0	0	0
Non-controlling interests		(47)	0	(47)
Total cash costs		69	71	140
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	g	1	0	1
Minesite sustaining capital expenditures	h	45	22	67
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	i	2	1	3
Non-controlling interests		(20)	0	(20)
All-in sustaining costs		97	94	191
Project exploration and evaluation and project costs	g	1	0	1
Project capital expenditures	h	112	6	118
Non-controlling interests		(46)	0	(46)
All-in costs		164	100	264
Ounces sold - equity basis (000s ounces)		113	83	196
Cost of sales per ounce	j,k	987	1,279	1,131
Total cash costs per ounce	k	612	834	707
Total cash costs per ounce (on a co-product basis)	k,l	677	852	752
All-in sustaining costs per ounce	k	858	1,113	964
All-in sustaining costs per ounce (on a co-product basis)	k,l	923	1,131	1,009
All-in costs per ounce	k	1,453	1,179	1,332
All-in costs per ounce (on a co-product basis)	k,l	1,518	1,197	1,377

BARRICK YEAR-END 2021	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]	Africa & Middle East
Cost of sales applicable to gold production		181	93	72	79	59		484
Depreciation		(72)	(37)	(15)	(15)	(17)		(156)
By-product credits		0	(1)	0	(1)	(6)		(8)
Non-recurring items	f	0	0	0	0	0		0
Other		0	0	0	0	0		0
Non-controlling interests		(21)	0	(9)	(6)	(6)		(42)
Total cash costs		88	55	48	57	30		278
General & administrative costs		0	0	0	0	0		0
Minesite exploration and evaluation costs	g	4	3	0	0	0		7
Minesite sustaining capital expenditures	h	17	12	28	3	20		80
Sustaining capital leases		0	3	0	1	0		4
Rehabilitation - accretion and amortization (operating sites)	i	1	0	1	1	0		3
Non-controlling interests		(4)	0	(5)	(1)	(3)		(13)
All-in sustaining costs		106	73	72	61	47		359
Project exploration and evaluation and project costs	g	0	0	0	0	0		0
Project capital expenditures	h	46	7	10	0	17		80
Non-controlling interests		(9)	0	(1)	0	(3)		(13)
All-in costs		143	80	81	61	61		426
Ounces sold - equity basis (000s ounces)		128	95	70	47	53		393
Cost of sales per ounce	j,k	1,139	979	858	1,494	956		1,067
Total cash costs per ounce	k	685	582	679	1,205	567		705
Total cash costs per ounce (on a co-product basis)	k,l	686	586	688	1,209	678		723
All-in sustaining costs per ounce	k	822	776	1,033	1,301	897		915
All-in sustaining costs per ounce (on a co-product basis)	k,l	823	780	1,042	1,305	1,008		933
All-in costs per ounce	k	1,109	844	1,150	1,278	1,159		1,078
All-in costs per ounce (on a co-product basis)	k,l	1,110	848	1,159	1,282	1,270		1,096

BARRICK YEAR-END 2021	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/21
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		335	240	155	55	95	880	54	934
Depreciation		(67)	(75)	(50)	(41)	(26)	(259)	(11)	(270)
By-product credits		0	(1)	0	0	(51)	(52)	(1)	(53)
Non-recurring items	f	0	0	0	0	0	0	0	0
Other		0	0	0	0	8	8	0	8
Non-controlling interests		(104)	(63)	(40)	(6)	(10)	(223)	0	(223)
Total cash costs		164	101	65	8	16	354	42	396
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	8	3	1	1	0	13	1	14
Minesite sustaining capital expenditures	h	91	51	20	2	3	171	20	191
Sustaining capital leases		0	0	0	0	0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	i	2	3	0	0	1	6	1	7
Non-controlling interests		(38)	(23)	(8)	(1)	(1)	(73)	0	(73)
All-in sustaining costs		227	135	78	10	19	472	65	537
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	28	15	0	0	48	0	48
Non-controlling interests		0	(11)	(6)	0	0	(19)	0	(19)
All-in costs		227	152	87	10	19	501	65	566
Ounces sold - equity basis (000s ounces)		202	126	82	42	33	485	29	514
Cost of sales per ounce	j,k	1,017	1,164	1,169	796	1,777	1,123	1,870	1,165
Total cash costs per ounce	k	814	800	788	201	499	734	1,493	776
Total cash costs per ounce (on a co-product basis)	k,l	815	803	792	201	1,299	790	1,498	829
All-in sustaining costs per ounce	k	1,124	1,065	943	251	582	975	2,276	1,047
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,125	1,068	947	251	1,382	1,031	2,281	1,100
All-in costs per ounce	k	1,124	1,199	1,053	251	582	1,035	2,277	1,103
All-in costs per ounce (on a co-product basis)	k,l	1,125	1,202	1,057	251	1,382	1,091	2,282	1,156

BARRICK YEAR-END 2021	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the three months ended 9/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		186	58	244
Depreciation		(61)	(17)	(78)
By-product credits		(16)	(2)	(18)
Non-recurring items	f	0	0	0
Other		0	0	0
Non-controlling interests		(43)	0	(43)
Total cash costs		66	39	105
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	g	1	1	2
Minesite sustaining capital expenditures	h	40	29	69
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	i	2	0	2
Non-controlling interests		(18)	0	(18)
All-in sustaining costs		91	70	161
Project exploration and evaluation and project costs	g	0	0	0
Project capital expenditures	h	81	0	81
Non-controlling interests		(32)	0	(32)
All-in costs		140	70	210
Ounces sold - equity basis (000s ounces)		125	44	169
Cost of sales per ounce	j,k	895	1,315	1,038
Total cash costs per ounce	k	521	882	616
Total cash costs per ounce (on a co-product basis)	k,l	600	922	685
All-in sustaining costs per ounce	k	728	1,571	960
All-in sustaining costs per ounce (on a co-product basis)	k,l	807	1,611	1,029
All-in costs per ounce	k	1,117	1,571	1,247
All-in costs per ounce (on a co-product basis)	k,l	1,196	1,611	1,316

BARRICK YEAR-END 2021	103	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 9/30/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]	Africa & Middle East
Cost of sales applicable to gold production		188	92	76	72	62	6	496
Depreciation		(68)	(36)	(14)	(20)	(15)	0	(153)
By-product credits		0	0	(1)	0	(5)	0	(6)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(25)	0	(10)	(6)	(6)	(1)	(48)
Total cash costs		95	56	51	46	36	5	289
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	5	1	0	1	0	0	7
Minesite sustaining capital expenditures	h	52	11	13	9	6	0	91
Sustaining capital leases		0	2	0	0	0	0	2
Rehabilitation - accretion and amortization (operating sites)	i	1	0	2	0	0	0	3
Non-controlling interests		(11)	0	(2)	(1)	(1)	0	(15)
All-in sustaining costs		142	70	64	55	41	5	377
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	21	8	9	1	6	0	45
Non-controlling interests		(4)	0	(2)	0	(1)	0	(7)
All-in costs		159	78	71	56	46	5	415
Ounces sold - equity basis (000s ounces)		134	93	65	41	49	6	388
Cost of sales per ounce	j,k	1,109	987	993	1,579	1,073	1,000	1,104
Total cash costs per ounce	k	708	597	796	1,139	724	967	747
Total cash costs per ounce (on a co-product basis)	k,l	708	601	803	1,143	806	976	760
All-in sustaining costs per ounce	k	1,056	751	985	1,329	827	970	970
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,056	755	992	1,333	909	979	983
All-in costs per ounce	k	1,184	838	1,105	1,344	937	970	1,071
All-in costs per ounce (on a co-product basis)	k,l	1,184	842	1,112	1,348	1,019	979	1,084

BARRICK YEAR-END 2021	104	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2021
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,451	927	615	193	346	3,532	257	3,789
Depreciation		(276)	(294)	(200)	(144)	(89)	(1,003)	(45)	(1,048)
By-product credits		(2)	(3)	(5)	0	(194)	(204)	(1)	(205)
Non-recurring items	f	0	0	0	0	0	0	0	0
Other		0	0	0	0	9	9	0	9
Non-controlling interests		(451)	(243)	(158)	(19)	(28)	(899)	0	(899)
Total cash costs		722	387	252	30	44	1,435	211	1,646
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	22	10	1	4	1	41	2	43
Minesite sustaining capital expenditures	h	424	192	77	8	20	746	82	828
Sustaining capital leases		2	0	0	0	1	5	2	7
Rehabilitation - accretion and amortization (operating sites)	i	10	11	1	1	2	25	2	27
Non-controlling interests		(177)	(86)	(30)	(5)	(9)	(318)	0	(318)
All-in sustaining costs		1,003	514	301	38	59	1,934	299	2,233
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	96	56	0	0	158	0	158
Non-controlling interests		0	(37)	(22)	0	0	(61)	0	(61)
All-in costs		1,003	573	335	38	59	2,031	299	2,330
Ounces sold - equity basis (000s ounces)		922	508	337	161	111	2,039	152	2,191
Cost of sales per ounce	j,k	968	1,122	1,122	739	1,922	1,072	1,693	1,115
Total cash costs per ounce	k	782	763	749	188	398	705	1,388	752
Total cash costs per ounce (on a co-product basis)	k,l	784	767	757	188	1,428	764	1,394	807
All-in sustaining costs per ounce	k	1,087	1,013	892	238	533	949	1,970	1,020
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,089	1,017	900	238	1,563	1,008	1,976	1,075
All-in costs per ounce	k	1,087	1,129	993	238	533	997	1,970	1,064
All-in costs per ounce (on a co-product basis)	k,l	1,089	1,133	1,001	238	1,563	1,056	1,976	1,119

BARRICK YEAR-END 2021	105	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the year ended 12/31/2021
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		739	262	1,001
Depreciation		(234)	(85)	(319)
By-product credits		(58)	(7)	(65)
Non-recurring items		0	0	0
Other	f	0	0	0
Non-controlling interests		(178)	0	(178)
Total cash costs		269	170	439
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	g	4	1	5
Minesite sustaining capital expenditures	h	160	136	296
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	i	8	2	10
Non-controlling interests		(71)	0	(71)
All-in sustaining costs		370	310	680
Project exploration and evaluation and project costs	g	1	0	1
Project capital expenditures	h	358	6	364
Non-controlling interests		(144)	0	(144)
All-in costs		585	316	901
Ounces sold - equity basis (000s ounces)		497	206	703
Cost of sales per ounce	j,k	896	1,256	1,028
Total cash costs per ounce	k	541	816	622
Total cash costs per ounce (on a co-product basis)	k,l	610	850	680
All-in sustaining costs per ounce	k	745	1,493	969
All-in sustaining costs per ounce (on a co-product basis)	k,l	814	1,527	1,027
All-in costs per ounce	k	1,178	1,520	1,282
All-in costs per ounce (on a co-product basis)	k,l	1,247	1,554	1,340

BARRICK YEAR-END 2021	106	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2021
	Footnote	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]	Africa & Middle East
Cost of sales applicable to gold production		732	373	296	310	212	65	1,988
Depreciation		(278)	(141)	(56)	(84)	(57)	(2)	(618)
By-product credits		0	(2)	(2)	(1)	(15)	0	(20)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(38)	(23)	(22)	(10)	(184)
Total cash costs		363	230	200	202	118	53	1,166
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	18	5	0	3	0	0	26
Minesite sustaining capital expenditures	h	199	54	62	18	34	0	367
Sustaining capital leases		2	10	0	2	0	0	14
Rehabilitation - accretion and amortization (operating sites)	i	4	1	6	1	1	0	13
Non-controlling interests		(44)	0	(11)	(3)	(5)	0	(63)
All-in sustaining costs		542	300	257	223	148	53	1,523
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	98	16	32	0	49	0	195
Non-controlling interests		(19)	0	(5)	0	(8)	0	(32)
All-in costs		621	316	284	223	189	53	1,686
Ounces sold - equity basis (000s ounces)		558	367	257	185	166	41	1,574
Cost of sales per ounce	j,k	1,049	1,016	966	1,504	1,079	1,334	1,092
Total cash costs per ounce	k	650	627	777	1,093	709	1,284	740
Total cash costs per ounce (on a co-product basis)	k,l	650	631	784	1,096	787	1,277	751
All-in sustaining costs per ounce	k	970	818	1,001	1,208	891	1,291	968
All-in sustaining costs per ounce (on a co-product basis)	k,l	970	822	1,008	1,211	969	1,284	979
All-in costs per ounce	k	1,111	861	1,105	1,206	1,138	1,291	1,070
All-in costs per ounce (on a co-product basis)	k,l	1,111	865	1,112	1,209	1,216	1,284	1,081

BARRICK YEAR-END 2021	107	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2020
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,624	764	575	227	365	3,555	281	3,836
Depreciation		(306)	(221)	(184)	(165)	(94)	(970)	(44)	(1,014)
By-product credits		(2)	(2)	(7)	0	(137)	(148)	(1)	(149)
Non-recurring items	f	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(507)	(208)	(148)	(24)	(51)	(938)	0	(938)
Total cash costs		809	333	236	38	83	1,499	236	1,735
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	30	7	7	8	0	52	1	53
Minesite sustaining capital expenditures	h	381	235	39	35	29	748	79	827
Sustaining capital leases		1	0	0	0	1	4	0	4
Rehabilitation - accretion and amortization (operating sites)	i	8	13	0	2	3	26	1	27
Non-controlling interests		(163)	(98)	(18)	(17)	(13)	(321)	0	(321)
All-in sustaining costs		1,066	490	264	66	103	2,008	317	2,325
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	146	44	0	0	200	0	200
Non-controlling interests		0	(56)	(17)	0	0	(76)	0	(76)
All-in costs		1,066	580	291	66	103	2,132	317	2,449
Ounces sold - equity basis (000s ounces)		1,024	491	332	161	126	2,134	224	2,358
Cost of sales per ounce	j,k	976	958	1,064	869	1,772	1,029	1,256	1,050
Total cash costs per ounce	k	790	678	711	236	649	702	1,056	735
Total cash costs per ounce (on a co-product basis)	k,l	791	680	723	238	1,315	745	1,060	774
All-in sustaining costs per ounce	k	1,041	998	798	405	814	941	1,423	987
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,042	1,000	810	407	1,480	984	1,427	1,026
All-in costs per ounce	k	1,041	1,179	879	405	814	998	1,424	1,039
All-in costs per ounce (on a co-product basis)	k,l	1,042	1,181	891	407	1,480	1,041	1,428	1,078

BARRICK YEAR-END 2021	108	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Pueblo Viejo	Veladero	Porgera [o]	Latin America & Asia Pacific
Cost of sales applicable to gold production		735	213	106	1,054
Depreciation		(224)	(69)	(25)	(318)
By-product credits		(57)	(5)	(1)	(63)
Non-recurring items	f	0	0	0	0
Other		0	0	0	0
Non-controlling interests		(182)	0	0	(182)
Total cash costs		272	139	80	491
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	g	3	0	2	5
Minesite sustaining capital expenditures	h	132	98	11	241
Sustaining capital leases		0	2	3	5
Rehabilitation - accretion and amortization (operating sites)	i	6	4	0	10
Non-controlling interests		(56)	0	0	(56)
All-in sustaining costs		357	243	96	696
Project exploration and evaluation and project costs	g	1	0	0	1
Project capital expenditures	h	91	15	0	106
Non-controlling interests		(37)	0	0	(37)
All-in costs		412	258	96	766
Ounces sold - equity basis (000s ounces)		541	186	87	814
Cost of sales per ounce	j,k	819	1,151	1,225	938
Total cash costs per ounce	k	504	748	928	604
Total cash costs per ounce (on a co-product basis)	k,l	568	777	934	654
All-in sustaining costs per ounce	k	660	1,308	1,115	856
All-in sustaining costs per ounce (on a co-product basis)	k,l	724	1,337	1,121	906
All-in costs per ounce	k	761	1,390	1,116	942
All-in costs per ounce (on a co-product basis)	k,l	825	1,419	1,122	992

BARRICK YEAR-END 2021	109	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2020
	Footnote	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]	Africa & Middle East
Cost of sales applicable to gold production		719	397	318	380	184	211	2,209
Depreciation		(267)	(174)	(91)	(167)	(72)	(11)	(782)
By-product credits		0	(1)	(2)	0	(10)	(22)	(35)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(90)	0	(36)	(22)	(16)	(28)	(192)
Total cash costs		362	222	189	191	86	150	1,200
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	11	2	0	3	0	0	16
Minesite sustaining capital expenditures	h	213	49	68	8	7	1	346
Sustaining capital leases		3	9	0	2	0	1	15
Rehabilitation - accretion and amortization (operating sites)	i	3	1	4	0	1	0	9
Non-controlling interests		(46)	0	(12)	(1)	(1)	0	(60)
All-in sustaining costs		546	283	249	203	93	152	1,526
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	19	2	35	0	69	0	125
Non-controlling interests		(4)	0	(5)	0	(11)	0	(20)
All-in costs		561	285	279	203	151	152	1,631
Ounces sold - equity basis (000s ounces)		542	364	269	255	103	174	1,707
Cost of sales per ounce	j,k	1,060	1,091	992	1,334	1,499	1,021	1,119
Total cash costs per ounce	k	666	608	702	747	832	859	701
Total cash costs per ounce (on a co-product basis)	k,l	666	612	709	748	913	968	719
All-in sustaining costs per ounce	k	1,006	778	929	791	895	871	893
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,006	782	936	792	976	980	911
All-in costs per ounce	k	1,034	782	1,039	791	1,459	871	954
All-in costs per ounce (on a co-product basis)	k,l	1,034	786	1,046	792	1,540	980	972

BARRICK YEAR-END 2021	110	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2019
	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,310	751	425	101	154	2,741	247	2,988
Depreciation		(312)	(240)	(140)	(70)	(36)	(798)	(27)	(825)
By-product credits		(1)	(1)	(2)	0	(48)	(52)	(1)	(53)
Non-recurring items	f	(10)	0	0	0	0	(10)	(23)	(33)
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(266)	(99)	(75)	(12)	(27)	(479)	0	(479)
Total cash costs		721	411	208	19	43	1,402	196	1,598
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	17	8	4	6	1	36	1	37
Minesite sustaining capital expenditures	h	307	129	70	26	22	554	47	601
Sustaining capital leases		0	0	1	0	0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	i	10	16	2	0	2	30	2	32
Non-controlling interests		(102)	(44)	(21)	(12)	(10)	(189)	0	(189)
All-in sustaining costs		953	520	264	39	58	1,834	247	2,081
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0
Project capital expenditures	h	0	332	45	0	0	295	0	295
Non-controlling interests		0	(128)	(10)	0	0	(48)	0	(48)
All-in costs		953	724	299	39	58	2,081	247	2,328
Ounces sold - equity basis (000s ounces)		967	798	356	57	45	2,223	217	2,440
Cost of sales per ounce	j,k	1,004	762	846	1,088	2,093	924	1,137	943
Total cash costs per ounce	k	746	515	585	333	947	634	904	655
Total cash costs per ounce (on a co-product basis)	k,l	747	516	588	335	1,600	657	907	677
All-in sustaining costs per ounce	k	984	651	732	681	1,282	828	1,140	851
All-in sustaining costs per ounce (on a co-product basis)	k,l	985	652	735	683	1,935	851	1,143	873
All-in costs per ounce	k	984	903	834	681	1,282	938	1,141	953
All-in costs per ounce (on a co-product basis)	k,l	985	904	837	683	1,935	961	1,144	975

BARRICK YEAR-END 2021	111	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the year ended 12/31/2019
	Footnote	Pueblo Viejo	Veladero	Porgera [o]	Kalgoorlie [p]	Latin America & Asia Pacific
Cost of sales applicable to gold production		721	323	284	223	1,551
Depreciation		(196)	(115)	(42)	(38)	(391)
By-product credits		(61)	(8)	(3)	(1)	(73)
Non-recurring items	f	(2)	(1)	0	0	(3)
Other		0	0	0	0	0
Non-controlling interests		(187)	0	0	0	(187)
Total cash costs		275	199	239	184	897
General & administrative costs		0	0	0	0	0
Minesite exploration and evaluation costs	g	0	3	2	6	11
Minesite sustaining capital expenditures	h	107	91	45	52	295
Sustaining capital leases		0	2	3	4	9
Rehabilitation - accretion and amortization (operating sites)	i	10	5	(2)	3	16
Non-controlling interests		(47)	0	0	0	(47)
All-in sustaining costs		345	300	287	249	1,181
Project exploration and evaluation and project costs	g	8	0	0	0	8
Project capital expenditures	h	0	15	0	0	15
Non-controlling interests		(3)	0	0	0	(3)
All-in costs		350	315	287	249	1,201
Ounces sold - equity basis (000s ounces)		584	271	285	210	1,350
Cost of sales per ounce	j,k	747	1,188	994	1,062	937
Total cash costs per ounce	k	471	734	838	873	664
Total cash costs per ounce (on a co-product basis)	k,l	536	759	848	876	716
All-in sustaining costs per ounce	k	592	1,105	1,003	1,183	874
All-in sustaining costs per ounce (on a co-product basis)	k,l	657	1,130	1,013	1,186	926
All-in costs per ounce	k	600	1,162	1,003	1,183	885
All-in costs per ounce (on a co-product basis)	k,l	665	1,187	1,013	1,186	937

BARRICK YEAR-END 2021	112	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2019
	Footnote	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]	Africa & Middle East
Cost of sales applicable to gold production		751	403	310	402	45	138	2,049
Depreciation		(295)	(196)	(97)	(186)	(19)	(8)	(801)
By-product credits		0	(1)	(2)	(1)	(1)	(1)	(6)
Non-recurring items	f	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(51)	(23)	(7)	(36)	(208)
Total cash costs		365	206	160	192	18	93	1,034
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	g	12	3	0	3	0	0	18
Minesite sustaining capital expenditures	h	165	41	48	11	2	0	267
Sustaining capital leases		3	1	0	2	0	1	7
Rehabilitation - accretion and amortization (operating sites)	i	1	0	3	0	1	1	6
Non-controlling interests		(37)	0	(13)	(2)	(1)	0	(53)
All-in sustaining costs		509	251	198	206	20	95	1,279
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0
Project capital expenditures	h	4	2	9	0	3	0	18
Non-controlling interests		(1)	0	(3)	0	(1)	0	(5)
All-in costs		512	253	204	206	22	95	1,292
Ounces sold - equity basis (000s ounces)		575	363	248	245	27	81	1,539
Cost of sales per ounce	j,k	1,044	1,111	953	1,469	1,207	1,240	1,126
Total cash costs per ounce	k	634	568	646	787	676	1,156	673
Total cash costs per ounce (on a co-product basis)	k,l	634	571	654	789	709	1,166	677
All-in sustaining costs per ounce	k	886	693	802	844	773	1,178	834
All-in sustaining costs per ounce (on a co-product basis)	k,l	886	696	810	846	806	1,188	838
All-in costs per ounce	k	891	701	824	846	840	1,178	842
All-in costs per ounce (on a co-product basis)	k,l	891	704	832	848	873	1,188	846
a.On July 1, 2019, Barrick's Goldstrike and Newmont's Carlin were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our share of South Arturo) on a 61.5% basis thereafter. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter. Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

c.Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick's 75% interest in Turquoise Ridge and Newmont's Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

e.Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.Non-recurring items
Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

BARRICK YEAR-END 2021	113	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
g.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 85 of this MD&A.

h. Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, the development of the Gounkoto underground and the Veladero Phase 7 expansion. Refer to page 84 of this MD&A.

i.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

j.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k. Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended 12/31/21
	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo
By-product credits	0	1	1	0	47	49	0	12
Non-controlling interest	0	0	0	0	(18)	(18)	0	(5)
By-product credits (net of non-controlling interest)	0	1	1	0	29	31	0	7

($ millions)					For the three months ended 12/31/21
		Veladero	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]
By-product credits		1	0	1	0	1	6
Non-controlling interest		0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)		1	0	1	0	1	5

($ millions)					For the three months ended 9/30/21
	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo
By-product credits	0	1	0	0	51	52	1	16
Non-controlling interest	0	(1)	0	0	(20)	(21)	0	(6)
By-product credits (net of non-controlling interest)	0	0	0	0	31	31	1	10

($ millions)					For the three months ended 9/30/21
		Veladero	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]
By-product credits		2	0	0	1	0	5	0
Non-controlling interest		0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)		2	0	0	1	0	5	0

BARRICK YEAR-END 2021	114	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

						For the year ended 12/31/21
	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo
By-product credits	2	3	5	0	194	204	1	58
Non-controlling interest	(1)	(1)	(2)	0	(75)	(79)	0	(23)
By-product credits (net of non-controlling interest)	1	2	3	0	119	125	1	35

						For the year ended 12/31/21
		Veladero	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]
By-product credits		7	0	2	2	1	15	0
Non-controlling interest		0	0	0	0	0	(2)	0
By-product credits (net of non-controlling interest)		7	0	2	2	1	13	0

				For the year ended 12/31/20
	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo
By-product credits	2	2	7	0	137	148	1	57
Non-controlling interest	(1)	(1)	(3)	0	(53)	(57)	0	(23)
By-product credits (net of non-controlling interest)	1	1	4	0	84	91	1	34

				For the year ended 12/31/20
	Veladero	Porgera [n]	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]
By-product credits	5	1	0	1	2	0	10	22
Non-controlling interest	0	0	0	0	0	0	(2)	(4)
By-product credits (net of non-controlling interest)	5	1	0	1	2	0	8	18

			For the year ended 12/31/19
	Carlin [a]	Cortez [b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix [d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo
By-product credits	1	1	2	0	48	52	1	61
Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(24)
By-product credits (net of non-controlling interest)	1	1	1	0	30	33	1	37

				For the year ended 12/31/19
	Veladero	Porgera [o]	Kalgoorlie [p]	Loulo-Gounkoto	Kibali	North Mara [m]	Tongon	Bulyanhulu [m]	Buzwagi [m,n]
By-product credits	8	3	1	0	1	2	1	1	1
Non-controlling interest	0	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	8	3	1	0	1	2	1	1	1

m.Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own. The results presented are on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); on a 100% basis from October 1, 2019 to December 31, 2019; and on a 84% basis starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective. The results in the table and the discussion that follows are based on our share.

n.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

o.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended December 31, 2021 and September 30, 2021 and the year ended December 31, 2021.

p. On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of divestiture.

BARRICK YEAR-END 2021	115	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Cost of sales	134	162	569	556	361
Depreciation/amortization	(43)	(60)	(197)	(208)	(100)
Treatment and refinement charges	39	42	161	157	99
Cash cost of sales applicable to equity method investments	88	74	313	267	288
Less: royalties and production taxes[a]	(28)	(27)	(103)	(54)	(35)
By-product credits	(6)	(2)	(15)	(15)	(9)
Other	0	0	0	0	(5)
C1 cash cost of sales	184	189	728	703	599
General & administrative costs	5	3	17	18	19
Rehabilitation - accretion and amortization	2	1	6	8	15
Royalties and production taxes	28	27	103	54	35
Minesite exploration and evaluation costs	5	3	14	5	6
Minesite sustaining capital expenditures	104	40	234	223	215
Sustaining leases	3	2	9	9	5
Inventory write-downs	0	0	0	0	0
All-in sustaining costs	331	265	1,111	1,020	894
Pounds sold - consolidated basis (millions pounds)	113	101	423	457	355
Cost of sales per pound[b,c]	2.21	2.57	2.32	2.02	2.14
C1 cash costs per pound[b]	1.63	1.85	1.72	1.54	1.69
All-in sustaining costs per pound[b]	2.92	2.60	2.62	2.23	2.52
a.For the three months and year ended December 31, 2021, royalties and production taxes include royalties of $28 million and $103 million, respectively (September 30, 2021: $27 million, 2020: $54 million and 2019: $34 million).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	116	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/21			9/30/21
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	84	134	33	79	162	19
Depreciation/amortization	(21)	(43)	(8)	(20)	(60)	(4)
Treatment and refinement charges	0	31	8	0	38	4
Less: royalties and production taxes[a]	0	(28)	0	0	(27)	0
By-product credits	0	0	(6)	0	0	(2)
Other	0	0	0	0	0	0
C1 cash cost of sales	63	94	27	59	113	17
Rehabilitation - accretion and amortization	1	1	0	0	1	0
Royalties and production taxes[a]	0	28	0	0	27	0
Minesite exploration and evaluation costs	4	0	1	3	0	0
Minesite sustaining capital expenditures	22	79	3	8	30	2
Sustaining leases	1	1	1	1	1	0
Inventory write-downs	0	0	0	0	0	0
All-in sustaining costs	91	203	32	71	172	19
Pounds sold - consolidated basis (millions pounds)	26	62	25	25	64	12
Cost of sales per pound[b,c]	3.14	2.16	1.36	3.13	2.54	1.51
C1 cash costs per pound[b]	2.35	1.54	1.11	2.33	1.76	1.35
All-in sustaining costs per pound[b]	3.42	3.29	1.27	2.77	2.68	1.55

($ millions, except per pound information in dollars)					For the years ended December 31
	12/31/21			12/31/20			12/31/19
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	314	569	99	262	556	104	307	361	93
Depreciation/amortization	(79)	(197)	(21)	(72)	(208)	(27)	(86)	(100)	(27)
Treatment and refinement charges	0	140	21	1	137	19	0	80	19
Less: royalties and production taxes[a]	0	(103)	0	0	(54)	0	0	(35)	0
By-product credits	0	0	(15)	0	0	(15)	0	0	(9)
Other	0	0	0	0	0	0	0	(5)	0
C1 cash cost of sales	235	409	84	191	431	81	221	301	76
Rehabilitation - accretion and amortization	1	5	0	0	8	0	5	10	0
Royalties and production taxes[a]	0	103	0	0	54	0	0	35	0
Minesite exploration and evaluation costs	13	0	1	4	0	1	6	0	0
Minesite sustaining capital expenditures	37	189	8	39	175	9	34	166	15
Sustaining leases	4	3	2	5	4	0	3	2	0
Inventory write-downs	0	0	0	0	0	0	0	0	0
All-in sustaining costs	290	709	95	239	672	91	269	514	91
Pounds sold - consolidated basis (millions pounds)	98	253	72	106	277	74	125	169	61
Cost of sales per pound[b,c]	3.19	2.25	1.38	2.46	2.01	1.42	2.46	2.13	1.53
C1 cash costs per pound[b]	2.38	1.62	1.18	1.79	1.56	1.11	1.77	1.79	1.26
All-in sustaining costs per pound[b]	2.94	2.80	1.33	2.25	2.43	1.24	2.15	3.04	1.51
a.For the three months and year ended December 31, 2021, royalties and production taxes include royalties of $28 million and $103 million, respectively (September 30, 2021: $27 million, 2020: $54 million and 2019: $34 million).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2021	117	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19
Net earnings	1,152	612	3,288	3,614	4,574
Income tax expense	304	323	1,344	1,332	1,783
Finance costs, net[a]	74	80	307	306	394
Depreciation	557	538	2,102	2,208	2,032
EBITDA	2,087	1,553	7,041	7,460	8,783
Impairment charges (reversals) of long-lived assets[b]	14	10	(63)	(269)	(1,423)
Acquisition/disposition gains[c]	(198)	(5)	(213)	(180)	(2,327)
Loss on currency translation	13	5	29	50	109
Other expense (income) adjustments[d]	36	12	73	71	(687)
Income tax expense, net finance costs[a], and depreciation from equity investees	118	94	391	360	378
Adjusted EBITDA	2,070	1,669	7,258	7,492	4,833
a.Finance costs exclude accretion.
b.Net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte in the current year and primarily relate to our Tanzanian assets in the prior year.
c.Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Lone Tree in the fourth quarter of 2021, while the prior year mainly relates to the gains on the sale of Eskay Creek, Massawa, Morila and Bullfrog.
d.Other expense adjustments for both the current and prior year primarily relate to care and maintenance expenses at Porgera. The current year periods were also impacted by a $25 million litigation settlement. The prior year was further impacted by the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

BARRICK YEAR-END 2021	118	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Segment EBITDA

($ millions)						For the three months ended 12/31/21
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara [e] (84%)	Bulyanhulu [e] (84%)
Income	247	139	51	617	90	74	71	43	68	51
Depreciation	51	55	31	176	35	58	37	37	12	14
EBITDA	298	194	82	793	125	132	108	80	80	65

	For the three months ended 9/30/21
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara [e] (84%)	Bulyanhulu [e] (84%)
Income	147	77	51	333	113	84	74	24	52	37
Depreciation	41	46	31	162	37	53	36	17	12	13
EBITDA	188	123	82	495	150	137	110	41	64	50

	For the year ended 12/31/21
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara [e] (84%)	Bulyanhulu [e] (84%)
Income	733	337	229	1,675	445	380	278	118	214	122
Depreciation	170	181	123	630	142	222	141	85	47	48
EBITDA	903	518	352	2,305	587	602	419	203	261	170

	For the year ended 12/31/20
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara [e] (84%)	Bulyanhulu [e] (84%)
Income	795	385	229	1,636	508	358	244	114	214	27
Depreciation	188	138	113	596	136	214	174	69	76	60
EBITDA	983	523	342	2,232	644	572	418	183	290	87

	For the year ended 12/31/19
	Carlin [a] (61.5%)	Cortez [b] (61.5%)	Turquoise Ridge[c] (61.5%)	Nevada Gold Mines[d] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara [e] (84%)	Bulyanhulu [e] (84%)
Income	370	459	201	1,050	402	190	108	57	112	(14)
Depreciation	239	197	92	592	120	236	196	115	75	14
EBITDA	609	656	293	1,642	522	426	304	172	187	0
a.On July 1, 2019, Barrick's Goldstrike and Newmont's Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our share of South Arturo) on a 61.5% basis thereafter. On September 7, 2021, Barrick announced NGM had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter. Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick's 75% interest in Turquoise Ridge and Newmont's Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.
d.Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.
e.Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 63.9% until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), on a 100% basis from October 1, 2019, to December 31, 2019, and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

BARRICK YEAR-END 2021	119	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Unrealized gains and losses on non-hedge derivative contracts;
■Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
■Sales attributable to ore purchase arrangements;
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as spot and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.
The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/21	9/30/21	12/31/21	9/30/21	12/31/21	12/31/20	12/31/19	12/31/21	12/31/20	12/31/19
Sales	2,977	2,531	263	209	10,738	11,670	9,186	962	697	393
Sales applicable to non-controlling interests	(931)	(799)	0	0	(3,323)	(3,494)	(1,981)	0	0	0
Sales applicable to equity method investments[a,b]	172	166	222	154	660	648	543	707	483	492
Realized non-hedge gold/copper derivative gains	0	0	0	0	0	0	1	0	0	0
Sales applicable to sites in care and maintenance[c]	(8)	(11)	0	0	(88)	(170)	(140)	0	0	0
Treatment and refining charges	1	9	39	42	10	7	0	161	157	99
Other[d]	2	0	0	0	2	13	22	0	0	0
Revenues – as adjusted	2,213	1,896	524	405	7,999	8,674	7,631	1,830	1,337	984
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,234	1,071	113	101	4,468	4,879	5,467	423	457	355
Realized gold/copper price per ounce/pound[e]	1,793	1,771	4.63	3.98	1,790	1,778	1,396	4.32	2.92	2.77
a.Represents sales of $172 million and $661 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $166 million; 2020: $648 million; 2019: $505 million) applicable to our 45% equity method investment in Kibali and $nil and $nil, respectively (September 30, 2021: $nil; 2020: $nil; 2019: $39 million) applicable to our 40% equity method investment in Morila for gold. Represents sales of $119 million and $423 million, respectively, for the three months and year ended December 31, 2021 (September 30, 2021: $108 million; 2020: $298 million; 2019: $343 million) applicable to our 50% equity method investment in Zaldívar and $111 million and $305 million, respectively (September 30, 2021: $50 million; 2020: $204 million; 2019: $168 million) applicable to our 50% equity method investment in Jabal Sayid.
b. Sales applicable to equity method investments are net of treatment and refinement charges.
c.Figures exclude Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019, and Buzwagi starting in the fourth quarter of 2021 up until its divestiture in June 2021 from the calculation of realized price per ounce. Some of these assets are producing incidental ounces while in closure or care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2021	120	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects
Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

1A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
2A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.
4A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 94 to 120 of this MD&A.
7Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Preliminary figures and subject to external assurance.
11All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2021 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.
12Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven reserves of 240 tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 tonnes grading 2.05 g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing 5,700 million pounds of copper. Indicated resources of 2,800 tonnes grading 1.40 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 tonnes grading 1.3 g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 129-137 of Barrick’s Fourth Quarter and Year-End 2021 Report.

BARRICK YEAR-END 2021	121	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper. Measured resources of 530 million tonnes grading 2.11 g/t, representing 36 million ounces of gold, and 600 million tonnes grading 0.36%, representing 4,800 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.41 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.36%, representing 20,000 million pounds of copper. Inferred resources of 980 million tonnes grading 1.4 g/t, representing 43 million ounces of gold, and 440 million tonnes grading 0.2%, representing 2,200 million pounds of copper. Complete 2020 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 34-47 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2020 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
14See the Technical Report on the Turquoise Ridge mine, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.
15See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.
16North Leeville Significant Interceptsa

Drill Results from Q4 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
NLX-00009	23	(79)	822.3 - 833.9	11.6	12.00
NLX-00010	117	(72)	791.6 - 848.3	56.7	28.39
			826.9 - 831.2	4.3	8.88
NLX-00012	305	-79	837.3 - 845.1	7.8	26.03
CGX-21086	90	-81	773.6 - 778.8	5.2	24.50
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (NLX - North Leeville, CGX - Leeville) followed by hole number.
c.True widths of intercepts are uncertain at this stage.
The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on North Leeville conform to industry accepted quality control methods.
17    REN Significant Interceptsa

Drill Results from Q4 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
			273.7 - 313.9	40.2	15.8	27.6
MRC-21001	301	(28)	329.2 - 341.4	12.2	12.9	13.78
			235 - 260.3	25.3	15.9	16.94
			266.9 - 276.1	9.3	13.1	24.75
MRC-21010	239	(22)	299.6 - 307.2	7.6	9.1	5.11
			347.5 - 351.7	4.3	9.1	5.25
MRC-21011	262	(27)	413.9 - 430.7	16.8	12.2	7.03
MRC-21014	80	(29)	286.8 - 298.1	11.3	7.6	17.49
	96	(20)	242.2 - 258.8	16.6	12.2	9.63
MRC-21015	80	(20)	274 - 293.5	19.5	14.0	5.25
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (MRC - Ren) followed by hole number.
c.True widths of intercepts are uncertain at this stage.

BARRICK YEAR-END 2021	122	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The drilling results for REN contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on REN conform to industry accepted quality control methods.
18    CHUG Hanson Footwall Significant Interceptsa

Drill Results from Q4 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			479.6 - 499.5	16.9	11.24
CMX-21012	217	42	564.4 - 577	No Significant Intercept[d]
CMX-21008	093	55	No Significant Intercept[d]
CMX-21025	228	47	584.4 - 608.1	22.6	23.07
a.All intercepts calculated using a 4.2 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 m; internal dilution is less than 20% total width.
b.Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (21 for 2021) then hole number.
c.True widths of intercepts are uncertain at this stage.
d.Sub-grade intercepts in drillhole CMX-21012 of 12.6 m at 2.59 g/t and CMX-21008 of 5.2 m at 2.75 g/t and 5.1 m at 1.91 g/t using a 1.0 g/t cutoff uncapped; minimum intercept width is 2.5 m; internal dilution is less than 20% total width, have been listed in previous reports for the purpose of showing the presence of the mineral system.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
19    Loulo-Gounkoto Significant Interceptsa

Drill Results from Q4 2021
						Including [d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
			336.8-340	3.20	15.53
			346.03-348.67	2.64	1.30
YRDH024	229.26	(56.48)	371.65-377.45	5.80	0.76
			131.1-138.5	7.40	6.03
			139.1-141.7	2.60	6.64
YRDH027	230.26	(56.16)	156.5-162.4	5.90	2.89
			296.8-299.9	3.10	0.77
YRDH029	225.00	(55.00)	300.9-303.45	2.55	2.41
			312.7-315.15	2.45	0.64
YRDH030	225.00	(55.00)	320.5-324.8	4.30	0.92
			312-324.4	12.40	3.33
			337.17-342.4	5.23	9.54
YRDH031	230.00	(55.00)	343.2-345.6	2.40	1.72
			27-30	3.00	3.05
YRAC0015	270.00	(60.00)	42-48	6.00	2.89	42-44	2.00	7.36
YRAC0017	270.00	(60.00)	13-18	5.00	0.52
			57-59	2.00	0.69
YRAC0029	270.00	(60.00)	63-66	3.00	1.02
			2-13	11.00	0.96
YRAC0030	270.00	(60.00)	15-22	7.00	1.26
YRAC0031	270.00	(60.00)	7-10	3.00	0.58
YRAC0045	270.00	(60.00)	30-32	2.00	1.21
YRAC0047	270.00	(60.00)	13-15	2.00	1.94
YRAC0048	270.00	(60.00)	27-35	8.00	3.57	28-32	4.00	5.77

BARRICK YEAR-END 2021	123	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m total width.
b.Loulo – Gounkoto drill hole nomenclature: prospect initial YR (Yalea Ridge and Sansamba West), followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail).
c.True widths uncertain at this stage.
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m total width.
The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
20    Nielle Significant Interceptsa

Drill Results from Q4 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			144.00-146.00	2.00	2.90
			169.00-175.00	6.00	1.43
			183.00-186.00	3.00	1.15
			213.00-215.00	2.00	2.63
			219.00-223.00	4.00	1.29
SNRC052	119	(51)	225.00-233.00	8.00	4.52
			140.00-142.00	2.00	1.01
			188.00-205.00	17.00	2.87
			208.00-210.00	2.00	2.07
SNRC053	117	(53)	219.00-222.00	3.00	11.77
			254.00-262.00	8.00	1.91
			263.00-274.70	11.70	5.17
			277.26-284.00	6.74	2.11
			286.40-293.08	6.68	5.20
			372.00-374.00	2.00	0.56
SNRCDH001	121	(50)	384.50-387.20	2.70	1.54
			202.00-206.00	4.00	2.29
SNRCDH002	115	(52)	225.00-228.00	3.00	1.31
			198.00-200.00	2.00	0.90
			208.00-210.00	2.00	2.69
			222.00-225.00	3.00	0.75
SNRCDH003	117	(50)	236.00-240.00	4.00	0.92
SNRCDH004	120	(54)	350.07-366.20	16.13	2.32
SNRCDH005	120	(53)	346.80-349.95	3.15	2.96
			286.80-291.32	4.52	1.36
SNRCDH006	114	(58)	296.18-300.96	4.78	2.20
			303.00-306.00	3.00	0.88
			311.00-314.00	3.00	2.16
			317.70-323.00	5.30	2.20
SNRCDH007	117	(53)	328.85-332.90	4.05	1.49
			294.00-300.10	6.10	0.87
			317.35-322.55	5.20	4.30
SNRCDH008	298	(53)	324.40-331.00	6.60	1.60
			335.37-338.61	3.24	1.56
			355.90-361.90	6.00	4.79
SNRCDH009	300	(53)	387.10-390.80	3.70	1.65
			38.00-42.00	4.00	8.24
			43.00-48.00	5.00	1.25
SNRC057	117	(50)	52.00-54.00	2.00	0.58

BARRICK YEAR-END 2021	124	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

			189.00-191.00	2.00	0.50
			207.00-209.00	2.00	0.59
SNRC060	120	(51)	217.00-230.00	13.00	2.08
			50.00-64.00	14.00	12.01
SNRC103	119	(49)	66.00-68.00	2.00	1.19
			90.00-102.00	12.00	1.95
SNRC105	125	(49)	109.00-120.00	11.00	10.47
			26.00-61.00	35.00	8.99
			65.00-69.00	4.00	1.32
SNRC106	115	(52)	74.00-76.00	2.00	0.53
			0.00-5.00	5.00	21.46
SNRC108	120	(50)	9.00-12.00	3.00	0.93
SNRC114	128	(53)	73.00-76.00	3.00	6.62
SNRC115	126	(51)	29.00-38.00	9.00	2.60
SNRC118	119	(54)	115.00-122.00	7.00	4.94
			73.00-76.00	3.00	0.70
SNRC119	114	(51)	85.00-90.00	5.00	12.54
			43.00-51.00	8.00	3.39
SNRC120	126	(47)	67.00-69.00	2.00	0.96
			117.00-122.00	5.00	1.08
SNRC122	118	(48)	123.00-132.00	9.00	4.20
			88.00-90.00	2.00	1.28
SNRC123	117	(50)	96.00-106.00	10.00	6.23
			8.00-11.00	3.00	4.44
			14.00-25.00	11.00	7.22
SNRC125	120	(50)	26.00-28.00	2.00	0.99
			91.00-106.00	15.00	1.92
SNRC127	125	(51)	107.00-117.00	10.00	5.37
			56.00-58.00	2.00	1.67
SNRC128	123	(51)	61.00-84.00	23.00	7.03
SNRC129	120	(50)	21.00-33.00	12.00	4.53
			73.00-78.00	5.00	2.09
			83.00-85.00	2.00	1.51
			91.00-93.00	2.00	0.90
SNRC131	120	(52)	95.00-115.00	20.00	4.59
			8.00-10.00	2.00	1.04
			36.00-38.00	2.00	0.58
SNRC132	120	(50)	40.00-68.00	28.00	6.24
SNRC133	120	(50)	6.00-20.00	14.00	3.59
SNRC134	125	(51)	161.00-176.00	15.00	5.91
			93.00-102.00	9.00	2.22
			104.00-109.00	5.00	2.97
			120.00-124.00	4.00	0.93
SNRC135	125	(49)	126.00-137.00	11.00	1.98
			65.00-72.00	7.00	3.04
			79.00-91.00	12.00	12.80
			94.00-96.00	2.00	0.79
SNRC136	121	(53)	101.00-114.00	13.00	7.91
			25.00-27.00	2.00	6.50
			38.00-41.00	3.00	3.59
			43.00-45.00	2.00	20.75
			54.00-66.00	12.00	3.00
SNRC137	122	(51)	68.00-70.00	2.00	0.58
SNRC138	120	(50)	17.00-22.00	5.00	1.76
SNRC139	123	(50)	179.00-182.00	3.00	1.08

BARRICK YEAR-END 2021	125	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

SNRC158	120	(50)	52.00-57.00	5.00	4.42
SNRC160	121	(51)	48.00-51.00	3.00	3.26
			50.00-57.00	7.00	1.04
			60.00-63.00	3.00	3.64
			66.00-70.00	4.00	2.37
			74.00-80.00	6.00	2.87
SNRC161	131	(50)	83.00-101.00	18.00	8.91
SNRC162	120	(50)	8.00-18.00	10.00	4.84
SNRC164	120	(50)	25.00-28.00	3.00	1.31
			275.42-284.00	8.58	0.79
			321.10-332.00	10.90	2.27
			338.00-343.00	5.00	1.23
SNDDH003A	295	(52)	351.10-354.20	3.10	2.29
			138.00-140.00	2.00	2.23
			148.00-152.00	4.00	2.07
			164.00-166.00	2.00	2.46
			177.00-179.00	2.00	1.69
SNRC073A	121	(50)	190.00-203.00	13.00	4.06
KORAC001	120	(50)	87.00-92.00	5.00	0.69
KORAC002	120	(50)	12.00-23.00	11.00	0.88
KORAC009	120	(50)	50.00-60.00	10.00	0.96
KORAC021	120	(50)	29.00-32.00	3.00	1.22
			41.00-48.00	7.00	1.05
KORAC022	120	(50)	51.00-66.00	15.00	3.54
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 2 m width.
b.Nielle drill hole nomenclature: prospect initial SN (Seydou North), KOR (Koro), followed by type of drilling RC (Reverse Circulation), DDH (Diamond Drilling), RCDH (RC pre-collar with Diamond Tail), or AC (Air Core).
c.True widths are uncertain at this stage.
The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.
21    Kibali Significant Interceptsa

Drill Results from Q4 2021
						Including [d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
KPRC0001	290	(60)	100.00-104.00	4.00	3.80	101.00 - 102.00	1.00	6.27
KPRC0002	290	(60)	26.00-30.00	4.00	0.83
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial KP (Kolapi) followed by type of drilling RC (Reverse Circulation) with no designation of the year.
c.True width of intercepts uncertain at this stage.
d.All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped, minimum intercept width is 1m, no internal dilution, with grade significantly above (>40%) the overall intercept grade.
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK YEAR-END 2021	126	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
22    Jabal Sayid Significant Interceptsa

Drill Results from Q4 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)
BDH1153	273	(75)	375.20-510.90	135.70	1.93
BDH4084	21	(52)	5.00-11.00	6.00	0.78
a.All intercepts calculated using a 0.5% Cu cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 5 m total width.
b.Jabal Sayid drill hole nomenclature: BDH (surface diamond hole) followed by lode and hole number.
c.True widths uncertain at this stage.
The drilling results for the Jabal Sayid property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Jeddah, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Jabal Sayid property conform to industry accepted quality control methods.

BARRICK YEAR-END 2021	127	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 96 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 116 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 95 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 129 to 137 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 129 to 137 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 96 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2021	128	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 130 to 137 .
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2021	129	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3]
As at December 31, 2021	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	10.42	0.000035	0.00010	10.42	0.000035
Bulyanhulu underground	—	—	—	10	7.76	2.5	10	7.76	2.5
Bulyanhulu (84.00%) total	—	—	—	10	7.76	2.5	10	7.76	2.5
Jabal Sayid surface	0.072	0.34	0.00079	—	—	—	0.072	0.34	0.00079
Jabal Sayid underground	6.3	0.19	0.039	6.7	0.33	0.071	13	0.26	0.11
Jabal Sayid (50.00%) total	6.4	0.19	0.040	6.7	0.33	0.071	13	0.26	0.11
Kibali surface	5.0	2.31	0.37	12	2.51	0.95	17	2.45	1.3
Kibali underground	9.4	4.54	1.4	11	4.54	1.6	21	4.54	3.0
Kibali (45.00%) total	14	3.76	1.7	23	3.50	2.6	37	3.60	4.3
Loulo-Gounkoto surface	9.6	2.62	0.81	12	3.26	1.3	22	2.98	2.1
Loulo-Gounkoto underground	8.4	4.45	1.2	21	5.03	3.4	29	4.86	4.6
Loulo-Gounkoto (80.00%) total	18	3.48	2.0	33	4.38	4.7	51	4.06	6.7
North Mara surface	0.66	1.73	0.037	37	1.73	2.1	38	1.73	2.1
North Mara underground	0.90	5.56	0.16	5.9	3.12	0.59	6.8	3.44	0.75
North Mara (84.00%) total	1.6	3.93	0.20	43	1.92	2.6	44	1.99	2.8
Tongon surface (89.70%)	2.0	1.51	0.095	5.9	1.99	0.38	7.9	1.87	0.47
AFRICA AND MIDDLE EAST TOTAL	42	3.00	4.1	120	3.29	13	160	3.22	17
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	4.8	3.66	0.56	4.8	3.66	0.56
Porgera underground[4]	0.58	6.79	0.13	2.6	6.25	0.53	3.2	6.34	0.66
Porgera (24.50%) total[4]	0.58	6.79	0.13	7.4	4.59	1.1	8.0	4.75	1.2
Pueblo Viejo surface (60.00%)	7.5	2.20	0.53	68	2.22	4.9	76	2.22	5.4
Veladero surface (50.00%)	9.8	0.41	0.13	80	0.82	2.1	90	0.77	2.2
LATIN AMERICA AND ASIA PACIFIC TOTAL	130	0.74	3.2	640	0.84	17	770	0.83	21
NORTH AMERICA
Carlin surface	11	2.58	0.95	73	2.18	5.1	84	2.23	6.0
Carlin underground	12	9.25	3.6	7.0	8.18	1.8	19	8.86	5.4
Carlin (61.50%) total[5]	24	6.01	4.5	80	2.70	6.9	100	3.46	11
Cortez surface	1.4	2.13	0.095	37	1.66	2.0	39	1.68	2.1
Cortez underground[6]	0.78	8.57	0.21	26	7.77	6.5	27	7.79	6.7
Cortez (61.50%) total	2.2	4.43	0.31	63	4.16	8.5	65	4.17	8.8
Hemlo surface	0.018	0.32	0.00018	—	—	—	0.018	0.32	0.00018
Hemlo underground	0.34	5.02	0.055	6.1	5.19	1.0	6.4	5.18	1.1
Hemlo (100%) total	0.36	4.79	0.055	6.1	5.19	1.0	6.4	5.16	1.1
Long Canyon surface (61.50%)	0.21	1.43	0.0097	0.40	1.06	0.013	0.61	1.18	0.023
Phoenix surface (61.50%)	8.3	0.72	0.19	96	0.59	1.8	100	0.60	2.0
Turquoise Ridge surface	18	2.13	1.2	8.3	1.90	0.51	26	2.05	1.7
Turquoise Ridge underground	8.8	11.05	3.1	12	9.89	3.7	21	10.39	6.9
Turquoise Ridge (61.50%) total	26	5.09	4.3	20	6.59	4.3	46	5.74	8.6
NORTH AMERICA TOTAL	61	4.81	9.4	270	2.64	23	330	3.04	32

TOTAL	240	2.20	17	1,000	1.60	53	1,300	1.71	69

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	130	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,7]
As at December 31, 2021	PROVEN			PROBABLE			TOTAL
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	0.61	0.0014	0.00010	0.61	0.0014
Bulyanhulu underground	—	—	—	10	0.37	82	10	0.37	82
Bulyanhulu (84.00%) total	—	—	—	10	0.37	82	10	0.37	82
Jabal Sayid surface	0.072	3.06	4.9	—	—	—	0.072	3.06	4.9
Jabal Sayid underground	6.3	2.30	320	6.7	2.24	330	13	2.27	650
Jabal Sayid (50.00%) total	6.4	2.31	330	6.7	2.24	330	13	2.27	650
Lumwana surface (100%)	68	0.51	770	410	0.58	5,200	470	0.57	6,000
AFRICA AND MIDDLE EAST TOTAL	75	0.67	1,100	420	0.60	5,600	500	0.61	6,700
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900
Zaldívar surface (50.00%)	180	0.45	1800	42	0.34	320	230	0.43	2,100
LATIN AMERICA AND ASIA PACIFIC TOTAL	300	0.35	2,300	530	0.24	2,700	820	0.28	5,000
NORTH AMERICA
Phoenix surface (61.50%)	11	0.17	40	130	0.17	470	140	0.17	510
NORTH AMERICA TOTAL	11	0.17	40	130	0.17	470	140	0.17	510

TOTAL	380	0.41	3,400	1,100	0.37	8,800	1,500	0.38	12,000

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,7]
As at December 31, 2021	PROVEN			PROBABLE			TOTAL
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	4.32	0.000014	0.00010	4.32	0.000014
Bulyanhulu underground	—	—	—	10	6.92	2.3	10	6.92	2.3
Bulyanhulu (84.00%) total	—	—	—	10	6.92	2.3	10	6.92	2.3
AFRICA AND MIDDLE EAST TOTAL	—	—	—	10	6.92	2.3	10	6.92	2.3
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	7.5	11.18	2.7	68	14.85	33	76	14.49	35
Veladero surface (50.00%)	9.8	12.41	3.9	80	14.78	38	90	14.52	42
LATIN AMERICA AND ASIA PACIFIC TOTAL	130	3.21	14	630	4.58	93	760	4.34	110
NORTH AMERICA
Phoenix surface (61.50%)	8.3	7.40	2.0	96	6.35	20	100	6.43	22
NORTH AMERICA TOTAL	8.3	7.40	2.0	96	6.35	20	100	6.43	22

TOTAL	140	3.46	16	740	4.84	120	880	4.62	130

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	131	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,2,3,8,9]
As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	10.42	0.000035	0.000035	—	—	—
Bulyanhulu underground	—	—	—	17	8.92	4.8	4.8	24	8.0	6.2
Bulyanhulu (84.00%) total	—	—	—	17	8.92	4.8	4.8	24	8.0	6.2
Jabal Sayid surface	0.072	0.34	0.00079	—	—	—	0.00079	—	—	—
Jabal Sayid underground	6.8	0.22	0.049	7.9	0.37	0.092	0.14	1.3	0.6	0.022
Jabal Sayid (50.00%) total	6.9	0.23	0.050	7.9	0.37	0.092	0.14	1.3	0.6	0.022
Kibali surface	7.1	2.26	0.52	20	2.25	1.5	2.0	3.7	2.1	0.25
Kibali underground	14	4.63	2.1	22	4.06	2.8	5.0	6.6	3.0	0.64
Kibali (45.00%) total	21	3.84	2.6	42	3.18	4.3	6.9	10	2.7	0.89
Loulo-Gounkoto surface	9.5	2.57	0.79	14	3.31	1.5	2.3	3.2	2.1	0.22
Loulo-Gounkoto underground	16	4.57	2.3	30	4.94	4.8	7.1	8.3	3.1	0.82
Loulo-Gounkoto (80.00%) total	25	3.82	3.1	44	4.42	6.2	9.3	12	2.8	1.0
North Mara surface	13	2.54	1.0	40	1.41	1.8	2.8	5.0	1.1	0.18
North Mara underground	0.64	3.56	0.073	18	2.04	1.2	1.3	7.8	1.8	0.46
North Mara (84.00%) total	13	2.59	1.1	58	1.61	3.0	4.1	13	1.6	0.65
Tongon surface (89.70%)	2.8	1.79	0.16	7.8	2.21	0.55	0.71	3.5	2.7	0.30
AFRICA AND MIDDLE EAST TOTAL	70	3.15	7.1	180	3.34	19	26	64	4.5	9.1
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	—	—	—	—	260	1.1	8.9
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	—	—	—	10	3.21	1.0	1.0	3.9	2.5	0.31
Porgera underground[4]	0.64	6.66	0.14	4.2	6.20	0.84	0.98	1.3	6.5	0.28
Porgera (24.50%) total[4]	0.64	6.66	0.14	14	4.09	1.9	2.0	5.3	3.5	0.59
Pueblo Viejo surface (60.00%)	63	2.03	4.1	150	2.04	10	14	38	1.7	2.1
Veladero surface (50.00%)	11	0.39	0.14	130	0.71	2.9	3.0	18	0.7	0.39
LATIN AMERICA AND ASIA PACIFIC TOTAL[12]	310	1.09	11	1,800	0.92	52	63	710	0.8	17

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	132	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,2,3,8,9]
As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	28	2.33	2.1	150	1.82	9.0	11	58	1.2	2.2
Carlin underground	23	7.53	5.6	12	6.97	2.7	8.4	10.0	7.5	2.4
Carlin (61.50%) total[5]	51	4.68	7.8	170	2.20	12	19	68	2.1	4.6
Cortez surface	1.4	2.12	0.096	92	1.07	3.2	3.3	62	0.5	1.1
Cortez underground[6]	1.2	8.06	0.32	32	7.40	7.7	8.0	15	5.9	2.8
Cortez (61.50%) total	2.6	4.88	0.41	120	2.71	11	11	76	1.6	3.9
Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.00	10.90	0.35	0.35	6.4	10.6	2.2
Hemlo surface	0.024	0.48	0.00037	27	0.90	0.78	0.78	5.4	0.9	0.15
Hemlo underground	0.66	4.64	0.098	11	4.73	1.7	1.8	3.7	5.6	0.67
Hemlo (100%) total	0.68	4.50	0.099	38	2.03	2.5	2.6	9.1	2.8	0.82
Long Canyon surface	0.54	2.66	0.046	5.3	2.45	0.42	0.47	1.1	0.8	0.029
Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16
Long Canyon (61.50%) total	0.54	2.66	0.046	6.5	3.87	0.80	0.85	1.6	3.6	0.19
Phoenix surface (61.50%)	13	0.65	0.27	230	0.51	3.7	4.0	30	0.4	0.36
Turquoise Ridge surface	25	2.12	1.7	23	2.00	1.5	3.2	10	1.8	0.60
Turquoise Ridge underground	11	10.28	3.5	18	8.84	5.2	8.7	0.68	6.2	0.14
Turquoise Ridge (61.50%) total	36	4.57	5.3	41	5.05	6.6	12	11	2.0	0.74
NORTH AMERICA TOTAL	110	4.08	14	870	1.99	56	70	250	2.0	16

TOTAL	490	2.05	32	2,800	1.40	130	160	1,000	1.3	42

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	133	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,7,8,9]
As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	0.61	0.0014	0.0014	—	—	—
Bulyanhulu underground	—	—	—	17	0.41	150	150	24	0.4	200
Bulyanhulu (84.00%) total	—	—	—	17	0.41	150	150	24	0.4	200
Jabal Sayid surface	0.072	3.06	4.9	—	—	—	4.9	—	—	—
Jabal Sayid underground	6.8	2.60	390	7.9	2.22	380	770	1.3	1.4	38
Jabal Sayid (50.00%) total	6.9	2.60	390	7.9	2.22	380	780	1.3	1.4	38
Lumwana surface (100%)	93	0.51	1,000	880	0.54	10,000	11,000	7.6	0.6	93
AFRICA AND MIDDLE EAST TOTAL	99	0.65	1,400	910	0.55	11,000	12,000	33	0.4	330
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500	360	0.2	1,400
Zaldívar surface (50.00%)	390	0.40	3,400	240	0.36	1,900	5,300	26	0.3	190
LATIN AMERICA AND ASIA PACIFIC TOTAL	560	0.34	4,200	1,300	0.24	6,600	11,000	390	0.2	1,600
NORTH AMERICA
Phoenix surface (61.50%)	16	0.16	55	310	0.15	1,000	1,100	32	0.1	90
NORTH AMERICA TOTAL	16	0.16	55	310	0.15	1,000	1,100	32	0.1	90

TOTAL	680	0.38	5,700	2,500	0.34	19,000	24,000	450	0.2	2,100

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	134	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,7,8,9]
As at December 31, 2021	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED [11]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	—	—	—	0.00010	4.32	0.000014	0.000014	—	—	—
Bulyanhulu underground	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
Bulyanhulu (84.00%) total	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
AFRICA AND MIDDLE EAST TOTAL	—	—	—	17	7.31	3.9	3.9	24	6.3	4.9
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	63	11.47	23	150	12.63	63	86	38	9.0	11
Veladero surface (50.00%)	11	11.35	4.0	130	14.19	58	62	18	13.8	8.1
LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.68	120	1,800	14.56	820	940	440	2.8	39
NORTH AMERICA
Phoenix surface (61.50%)	13	6.74	2.8	230	5.88	43	46	30	5.6	5.4
NORTH AMERICA TOTAL	13	6.74	2.8	230	5.88	43	46	30	5.6	5.4

TOTAL	320	11.48	120	2,000	13.50	870	990	500	3.1	50

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	135	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2021				2020
	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.00010	10.42	0.000035	84.00%	—	—	—
Bulyanhulu underground	84.00%	10	7.76	2.5	84.00%	6.9	8.92	2.0
Bulyanhulu Total	84.00%	10	7.76	2.5	84.00%	6.9	8.92	2.0
Buzwagi surface	84.00%	—	—	—	84.00%	1.7	0.76	0.042
Jabal Sayid surface	50.00%	0.072	0.34	0.00079	50.00%	—	—	—
Jabal Sayid underground	50.00%	13	0.26	0.11	50.00%	—	—	—
Jabal Sayid Total	50.00%	13	0.26	0.11	50.00%	12	0.23	0.090
Kibali surface	45.00%	17	2.45	1.3	45.00%	14	2.47	1.1
Kibali underground	45.00%	21	4.54	3.0	45.00%	20	4.81	3.1
Kibali Total	45.00%	37	3.60	4.3	45.00%	34	3.84	4.2
Loulo-Gounkoto surface	80.00%	22	2.98	2.1	80.00%	17	3.21	1.7
Loulo-Gounkoto underground	80.00%	29	4.86	4.6	80.00%	31	4.93	5.0
Loulo-Gounkoto Total	80.00%	51	4.06	6.7	80.00%	48	4.33	6.7
North Mara surface	84.00%	38	1.73	2.1	84.00%	18	1.44	0.85
North Mara underground	84.00%	6.8	3.44	0.75	84.00%	7.3	5.01	1.2
North Mara Total	84.00%	44	1.99	2.8	84.00%	26	2.46	2.0
Tongon surface	89.70%	7.9	1.87	0.47	89.70%	9.3	1.92	0.57
AFRICA AND MIDDLE EAST TOTAL		160	3.22	17		140	3.52	16
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface[4]	24.50%	4.8	3.66	0.56	47.50%	9.2	3.66	1.1
Porgera underground[4]	24.50%	3.2	6.34	0.66	47.50%	6.3	6.34	1.3
Porgera Total[4]	24.50%	8.0	4.75	1.2	47.50%	15	4.75	2.4
Pueblo Viejo surface	60.00%	76	2.22	5.4	60.00%	83	2.31	6.2
Veladero surface	50.00%	90	0.77	2.2	50.00%	110	0.75	2.6
LATIN AMERICA AND ASIA PACIFIC TOTAL		770	0.83	21		810	0.88	23
NORTH AMERICA
Carlin surface	61.50%	84	2.23	6.0	61.50%	91	2.21	6.5
Carlin underground	61.50%	19	8.86	5.4	61.50%	19	9.17	5.6
Carlin Total[5]	61.50%	100	3.46	11	61.50%	110	3.42	12
Cortez surface	61.50%	39	1.68	2.1	61.50%	52	1.52	2.6
Cortez underground[6]	61.50%	27	7.79	6.7	61.50%	11	9.38	3.4
Cortez Total	61.50%	65	4.17	8.8	61.50%	64	2.92	6.0
Hemlo surface	100%	0.018	0.32	0.00018	100%	0.57	0.77	0.014
Hemlo underground	100%	6.4	5.18	1.1	100%	9.0	5.08	1.5
Hemlo Total	100%	6.4	5.16	1.1	100%	9.6	4.82	1.5
Long Canyon surface	61.50%	0.61	1.18	0.023	61.50%	3.1	2.21	0.22
Phoenix surface	61.50%	100	0.60	2.0	61.50%	95	0.58	1.8
Turquoise Ridge surface	61.50%	26	2.05	1.7	61.50%	26	2.03	1.7
Turquoise Ridge underground	61.50%	21	10.39	6.9	61.50%	17	10.92	6.0
Turquoise Ridge Total	61.50%	46	5.74	8.6	61.50%	43	5.58	7.7
NORTH AMERICA TOTAL		330	3.04	32		320	2.80	29

TOTAL		1,300	1.71	69		1,300	1.66	68

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2021	136	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2021 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager and Chad Yuhasz, Latin America & Australia Pacific Mineral Resource Manager, Craig Fiddes, North America Resource Modeling Manager and reviewed by Rodney Quick, Barrick’s Mineral Resource Management and Evaluation Executive. Reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2020 and 2021 were calculating using Antofagasta guidance and an assumed copper price of US$3.10 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2021 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
4.Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s expected ownership interest following the implementation of the binding Commencement Agreement entered into by Barrick Niugini Limited (“BNL”), its affiliate Porgera (Jersey) Limited, the Government of Papua New Guinea (“PNG”), Kumul Minerals Holdings Limited, a state-owned mining company, and Mineral Resources Enga Limited, effective February 3, 2022. The Commencement Agreement replaced the Framework Agreement signed in April 2021 and provides, among other things, for ownership of Porgera to be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and will retain operatorship of the mine under the terms of the Commencement Agreement. Efforts are ongoing to execute definitive agreements to implement the Commencement Agreement and finalize a timeline for the reopening of the Porgera mine and resumption of full mine operations. For additional information, see page 37 of Barrick’s Fourth Quarter and Year End Report 2021.
5.On October 14, 2021, NGM acquired the 40% interest in South Arturo that NGM did not already own from i-80 Gold Corp. Accordingly, Carlin mineral reserve and resource estimates include South Arturo on a 36.9% basis as at December 31, 2020, and on a 61.5% basis as at December 31, 2021. For additional information, see page 37 of Barrick’s Fourth Quarter and Year End Report 2021.
6.Cortez underground includes 20 million tonnes at 7.29 g/t for 4.8 million ounces of probable reserves, 23 million tonnes at 7.07 g/t for 5.2 million ounces of indicated resources and 14 million tonnes at 6.0 g/t for 2.8 million ounces of inferred resources related to Goldrush. As noted in endnote #9, mineral resources are reported on an inclusive basis.
7. 2021 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
8.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.Mineral resources are reported inclusive of mineral reserves.
10.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
12.On June 1, 2021, Barrick sold its 100% interest in the Lagunas Norte gold mine to Boroo Pte Ltd. For additional information, see page 37 of Barrick’s Fourth Quarter and Year End Report 2021.

BARRICK YEAR-END 2021	137	RESERVES AND RESOURCES